11/10

05012519

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Impala Platinum Holdings Ltd

*CURRENT ADDRESS

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 359 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/15/05

ARIS
6-30-05



Impala Platinum Holdings Ltd

2005
ANNUAL REPORT

Two years ago, Implats commissioned a well-known brand strategist to research and develop a strategy for the Implats brand. In this process, a number of people – internal and external to the company – were interviewed. The outcomes included the following:

- the Implats brand was recognised and known among key target audiences;
- the "impala" in the logo had a degree of equity; and
- the brand depended to a large degree on the people within the organisation and the perception of those people (as forward-thinking, innovative and team-orientated).

It was also recognised that Implats has been determinedly low key – it had not sought high-profile publicity and did not engage in advertising. At the same time, in scanning the market, an opportunity was identified for Implats to "own" the platinum brand as this position had not been "taken" by the other significant players.

So, while the logo would be preserved (with some touch-ups to make it simpler and more modern), it seemed that what was needed next was a descriptor, much like the Nike "Just do it". For this to work, it had to be plausible to external audiences and aspirational for internal audiences.

The pay-off line selected – DISTINCTLY PLATINUM – hits that note.

It says that:

- Implats aspires to be the measure against which all others are judged – the platinum benchmark.
- Implats is primarily a platinum company and that everything else that the company does is in support of this.
- In everything it does, from safety to productivity, as an employer or as a community member, Implats aspires to be the best.
- As far as the investor is concerned, Implats is (or aspires to be) the platinum investment of choice.

And so, the line **Distinctly Platinum** was born. This is used only in conjunction with the holding company, Implats. At the same time the other logos, Impala, Marula, and IRS have been updated and the Implats "family" has also been extended to include Zimplats.

In typical Implats fashion, the logo has not been splashed around in a high-cost advertising campaign. Rather, it has been adopted – inside and out – and will be communicated through the company's actions, its words and deeds.

IMPLATS
Distinctly Platinum

IMPALA
PLATINUM

ZIMPLATS
Member of the Implats Group

MARULA
PLATINUM

implats and distinctl platinu

contents



At Implats' operation, Marula Platinum on the eastern limb of the Bushveld Complex, Sello Joshua Twala (left), Juan Roodt (centre) and Emily Kgoete leave the Clapham decline.

IMPLATS
Distinctly Platinum

report profile

This annual report covers the period 1 July 2004 to 30 June 2005. Statistical information has been provided for comparative purposes for five years (FY2001 to FY2005) while information relating to the metals markets has been provided per calendar year. Additional statistics going back to FY1997 are provided on the company's website at www.implats.co.za

In the interests of good disclosure and to improve communication with shareholders, Implats publishes its Corporate Responsibility Report which should be read in conjunction with the group's annual report. This year both reports are published simultaneously in August 2005.

- The 2005 Annual Report is made available to all shareholders at the time of the release of results for the year ended June 2005. The annual report is also available in interactive HTML and downloadable pdf versions on the company's website, www.implats.co.za.
- The Corporate Responsibility Report, which aims to provide stakeholders with insight into the economic, environmental and social dimensions of Implats' activities, products and services, is also available on the company's website. It will be posted to those shareholders who elect to receive a copy (a request form is provided at the back of the annual report).

The annual financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards, the requirements of the South African Companies Act and in line with the regulations of the JSE Limited (JSE). This report and the Corporate Responsibility Report have taken into account the guidelines of the King Report 2002, the JSE Social Responsibility Index and the Global Reporting Initiative (GRI), particularly those applicable to Implats' direct economic impact, and environmental and human capital performance.

No significant changes have occurred in terms of the size, structure and operation of the group during the year under review, other than the finalisation of the transaction for the sale of a significant strategic interest (Implats' stake in Western Platinum Limited and Eastern Platinum Limited, collectively known as Lonplats). The Two Rivers project in which the company has invested has been given the go-ahead and an investment is being considered in the Ambatovy nickel project in Madagascar.

Reporting of resources and reserves is in accordance with each company's listing requirements. Mineral Resources and Mineral Reserves for Implats' South African operations are reported in accordance with the principles and guidelines of the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code). Both Zimplats and Mimosa report Mineral Resources and Ore Reserves in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code). Competent persons defined by both the SAMREC and JORC codes have prepared, reviewed and signed off the Mineral Resources and Mineral Reserves reported in this publication.

Additional information on the group may be found on the company's website or obtained from the contact persons listed on page 176.

Dollar, or $, refers to US dollars unless specified. Numbers given in both South African rands and dollars have been converted at the average exchange rate for the year under review or at year-end rates when relating to closing balances.

ANNUAL REPORT

key performance

safety	**best ever safety performance**
headline platinum production	**up 5% to 1.815 million ounces**
production – Impala Platinum	**increased by 2% to 1.115 million ounces**
sales revenue	**rose by 6% to R12.5 billion**
	equivalent to $2.0 billion
gross margin – group	**steady at 34%**
gross margin – Impala Platinum	**maintained at 42%**
capital expenditure	**R2.0 billion**
headline earnings per share	**up by 10% to R43.25**
total dividend	**R23.00 per share or**
	$3.72 per share

The 2005 financial year was characterised by excellent operational performance, particularly at Impala Platinum.

[illegible]	1,572.8
[illegible]	1,184.2
[illegible]	1,303.3
[illegible]	1,716.4
12,540.8	2,022.7

production highlights

		FY2005	FY2004	% change
group				
refined platinum production	(000 oz)	**1,848**	1,961	(6)
refined PGM production	(000 oz)	**3,549**	3,725	(5)
headline platinum production	(000 oz)	**1,815**	1,729	5
Impala Platinum				
refined platinum production	(000 oz)	**1,115**	1,090	2
refined PGM production	(000 oz)	**2,062**	1,976	4

financial highlights

		FY2005	FY2004	% change
sales	(Rm)	**12,541**	11,809	6
gross profit	(Rm)	**4,223**	4,260	(1)
profit before tax	(Rm)	**6,334**	4,100	54
profit	(Rm)	**5,254**	2,959	78
headline earnings per share	(cps)	**4,325**	3,934	10
dividends per share (proposed basis)	(cps)	**2,300**	2,100	10
cash net of short-term debt	(Rm)	**3,981**	636	526
sales revenue per platinum ounce sold	(R/oz)	**7,930**	7,678	3
average rand exchange rate achieved	(R/$)	**6.20**	6.88	(10)

financial highlights

		FY2005	FY2004	% change
sales	($m)	**2,023**	1,716	18
gross profit	($m)	**679**	616	10
profit before tax	($m)	**1,020**	593	72
profit	($m)	**845**	427	98
headline earnings per share	(cps)	**693**	567	22
dividends per share (proposed basis)	(cps)	**372**	306	22
cash net of short-term debt	($m)	**598**	103	481
sales revenue per platinum ounce sold	($/oz)	**1,279**	1,116	15

highlights

contents


99.97

vision

to be the world's best platinum producing company, delivering superior returns to shareholders relative to our peers

values

- safeguarding the health and safety of our employees, and caring for the environment in which we operate
- acting with integrity and openness in all that we do and fostering a workplace in which honest and open communication thrives
- being a responsible employer, developing people to the best of their abilities and fostering a culture of mutual respect amongst employees
- promoting and rewarding teamwork, innovation, continuous improvement and the application of best practice
- being accountable and responsible for our actions as a company and as individuals
- improving our performance continuously and creating sustainable value
- being a good corporate citizen to the communities in which we live and work



organisational profile

Impala Platinum Holdings Limited (Implats) produced 1.85 million ounces of platinum and 3.55 million ounces of platinum group metals (PGMs) in FY2005, making it one of the most significant platinum producers globally. The group's operations on the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe give it an attributable reserve and resource base of 215 million ounces of platinum. Implats also has offshore exploration projects in Australia, Brazil and the United States.

Implats employs approximately 31,000 people across its operations and is one of the most efficient and lowest cost primary platinum producers in the world.

Implats' primary listing (IMP) is on the JSE Limited (JSE) with a secondary listing (IPLA) on the London Stock Exchange. The company has a sponsored level 1 ADR program (IMPUY) in the United States.

South Africa


SOUTH AFRICA
Bushveld
Complex
Impala Platinum
Rustenburg
Impala Refineries
Johannesburg

IMPALA PLATINUM, Implats' primary operating unit, comprises mining, mineral processing and refining operations. The mining operations, based on the western limb of the Bushveld Complex, and Mineral Processes, which includes the concentrating and smelting plants, are located outside Rustenburg in North West Province. The Refineries, which includes both the base metal and precious metal refineries, is located in Springs, east of Johannesburg in the province of Gauteng. Mining operations, which focus on two reefs, the Merensky Reef and the UG2 Chromitite Layer, consist of 13 shaft systems, five decline shafts, two of which are still in the build-up phase, and two new vertical shafts on which development has just begun. There is currently a 30-year plan in place to produce 1.1 million ounces of platinum annually. In FY2005, Impala Platinum contributed 1.115 million ounces of platinum (60%) to group output.


SOUTH AFRICA
Bushveld
Complex
Marula
Platinum
Johannesburg

MARULA PLATINUM is located on the eastern limb of the Bushveld Complex, near the town of Burgersfort in Limpopo Province. On-reef development began in October 2002. Delays have resulted in a new mining plan being developed, in terms of which annual steady-state production of 140,000 ounces of platinum is scheduled for 2009. Implats has set aside a 20% stake in Marula Platinum for ownership by black economic empowerment interests. In FY2005, Marula Platinum contributed 30,900 ounces of refined platinum (1.7%) to group output.


SOUTH AFRICA
Bushveld
Complex
Two Rivers
Rustenburg
Johannesburg

TWO RIVERS PLATINUM, in which Implats has a 45% stake in a joint venture with African Rainbow Minerals (ARM), is also located on the eastern limb of the Bushveld Complex. Trial mining has been underway since January 2004, and the boards of both Implats and ARM have given the go-ahead for construction to begin in late FY2005. Projected annual platinum production is 120,000 ounces.

Impala Refining Services


SOUTH AFRICA
Bushveld
Complex
Impala
Mineral Processes
Rustenburg
Impala Refineries
Johannesburg

IMPALA REFINING SERVICES (IRS) was established in 1998 to take advantage of potential economies of scale by using marginal smelting, concentrating and refining capacity at Impala Platinum as well as Implats' technical and marketing expertise. IRS sources material in various forms from around the world. This material, which includes flotation concentrate, smelter matte, base metal residues and spent autocatalysts, is processed and refined using marginal capacity to achieve low-cost, low-risk growth.

IRS conducts Implats' toll-refining and metal concentrate purchase business. IRS has offtake agreements with Zimplats, Mimosa, Kroondal, Marikana and Barplats (Crocodile River mine). Arrangements, both formal and those based on the long-standing and sound relationship between the parties, are in place with A1 Specialized Services and Supplies Inc. of the USA, which supplies spent autocatalysts for recycling to IRS. Consequently, Implats is one of the largest such recyclers in the world. In FY2005, IRS contributed 733,000 ounces of platinum (40%) to group output.

Zimbabwe


Harare
Zimplats
ZIMBABWE
Great Dyke
Bulawayo

ZIMPLATS, in which Implats had a holding of 86.9% at end June 2005, is situated on the Hartley Geological Complex in the northern region of the Zimbabwean Great Dyke, south-west of Harare. The operation comprises both the opencast and underground mines at Ngezi as well as the Selous Metallurgical Complex (SMC). The mining operation is located 77 kilometres south of the SMC and the ore mined is transported by road trains to the SMC, where it is concentrated and smelted prior to despatch to Impala Platinum's Mineral Processes in terms of a life-of-mine agreement with IRS.

Zimplats currently has capacity to produce 85,000 ounces of platinum annually. The Implats Board has approved plans to increase annual production to 145,000 ounces, subject to the fulfilment of certain conditions relating to the conduct of business in Zimbabwe. In the 2005 financial year, Zimplats contributed 82,400 ounces of refined platinum (4.5%) to group output.


Harare
ZIMBABWE
Great Dyke
Bulawayo
Mimosa

MIMOSA, a 50:50 joint venture with Aquarius Platinum Limited, is located on the Wedza Geological Complex in the southern reaches of the Great Dyke in Zimbabwe. Mimosa is wholly-owned by Mimosa Investments Limited, which is in turn jointly owned by Implats and Aquarius Platinum Limited. Mimosa, one of the lowest cost PGM producers in the world, is currently operating at annual production of 67,000 ounces of refined platinum and, in FY2005, contributed 60,800 ounces of refined platinum (3.3%) to group output.

Investments


Bushveld
Complex
Everest
Rustenburg
Kroondal
Marikana
Johannesburg

AQUARIUS PLATINUM has, through Aquarius Platinum (South Africa) (Pty) Ltd (AQP(SA)), operations on the western limb of the Bushveld Complex in South Africa (Kroondal and Marikana) and the Everest project on the eastern limb. In Zimbabwe, Aquarius Platinum is joint owner, together with Implats, of Mimosa Platinum (Pvt) Limited (see above). Implats holds an 8.6% stake in holding company, Aquarius Platinum Limited, and an interest of 20% in AQP(SA). In FY2005, attributable production from AQP(SA) was 215,500 ounces of platinum, a contribution of 11.7% to group output.


Ambatovy
Antananarivo
MADAGASCAR
Refineries
SOUTH
AFRICA
Johannesburg

THE AMBATOVY nickel project in Madagascar will be a joint venture between Implats, Canadian company, Dynatec Corporation, and Sumitomo Corporation of Japan with the potential to produce 60,000 tonnes of nickel annually.









1924 Hans Merensky discovers platinum in the Bushveld Igneous Complex in South Africa.

1960s

Following a successful drilling and exploration programme, a mine with an initial annual capacity of 100,000 ounces of platinum was established north of Rustenburg. The first blast was on 3 June 1967 and, in November 1968, a lease covering 27,000 acres (predominantly owned by the Bafokeng Tribe – now the Royal Bafokeng Nation) was granted. Production began, ahead of schedule, in July 1969. For the first 12 years, only the Merensky Reef was mined.

By the late 1960s, the Japanese economy was booming and a significant platinum jewellery market was beginning to develop.

1970s

In the USA, limits had been set on vehicle emission standards to be met by the mid-1970s and the Environmental Protection Agency became increasingly active in ensuring these were adopted. Legislation throughout the world soon followed suit, thus opening up an enormous market for platinum. By mid-1972, Impala was negotiating long-term supply contracts with major US motor manufacturers, General Motors and Chrysler. Soon, Impala had a contract with General Motors to supply up to 300,000 ounces of platinum and 120,000 ounces of palladium annually for the period from 1974 to 1983.

On the corporate side, a company called Bishopsgate Platinum Limited, of which Impala Platinum Ltd was a wholly-owned subsidiary, was listed on the JSE on 26 January 1973 and on 19 October 1978, its name was changed to Impala Platinum Holdings Limited (Implats).

1980s

Increasingly militant trade unionism and politically turbulent times for the country as a whole resulted in some of the largest-scale industrial action ever seen. This culminated in riots, go-slows, underground sit-ins, faction fighting and arson. A major review of industrial relations policy was undertaken in order to build a relationship of trust between Impala and the major union, the National Union of Mineworkers (NUM).

By the early 1980s, mining on the UG2 reef had begun.









1990s

By the early 1990s Impala had become a 1 million platinum ounce producer, and the world's second largest. In 1990, Implats acquired an effective interest in Western Platinum and Eastern Platinum (collectively Lonplats). By 1995, agreement had been reached on a full merger with Lonplats, but this was blocked by the European Union.

In 1998, IRS was established to capitalise on Implats' surplus smelting and refining capacity.

Settlement was reached in 1999 with the Royal Bafokeng Nation (RBN) regarding mineral rights and royalties over the major portion of the area over which Impala Platinum had mining rights.

2000s

Between 2000 and 2004, Implats acquired further mineral rights enabling it to establish Marula Platinum. It also acquired strategic stakes in Zimbabwean operations, Zimplats and Mimosa, and entered into a joint venture with the then Avmin to develop the Two Rivers Platinum project. The stakes in Barplats and Lonplats were sold.

On the corporate front, the company was "unbundled" as the parent company, Gencor, was wound-down.

2005

Today, Implats is a world-leading platinum producer, producing 1.85 million ounces of platinum in FY2005.

With a market capitalisation of R40 billion, the company has shareholders around the globe. Its operations are located on the major PGM deposits of the world – Impala Platinum, Marula Platinum and Two Rivers on the Bushveld Complex in South Africa, and Zimplats and Mimosa on the Great Dyke in Zimbabwe.

The platinum group metals

The six platinum group metals (PGMs) – platinum, palladium, rhodium, osmium, ruthenium and iridium – occur together in nature alongside nickel and copper. Platinum, palladium and rhodium, the most economically significant of the PGMs, are found in the largest quantities. The remaining PGMs are produced as co-products. South Africa is the world's leading platinum and rhodium producer, and the second largest palladium producer after Russia. South Africa's production is sourced entirely from the Bushveld Complex, the largest known PGM-resource in the world.



PLATINUM, a silvery-white metal and the most common and widely used of the platinum group metals (PGMs), is also one of the most precious metals. As with all of the PGMs but especially so in its case, platinum has many unique properties making it ideally suited to advanced technical applications. As one of the densest and heaviest metals known to man, platinum is also extremely durable. It is also very malleable and ductile. Although it has a very high melting point (1,772°C), it is stable at extremely high temperatures. In addition to being resistant to corrosion and chemical attack, it is a very good conductor of electricity, is a powerful catalyzing agent and is recyclable. Platinum is primarily used in the jewellery and automotive industries, with the latter making use of its excellent catalytic properties.



PALLADIUM, together with platinum, is more abundant than any of the other PGMs. Like its sister metal, platinum, palladium has a natural white lustre when polished. It is the lightest and has the lowest melting point (1,554°C) of all the PGMs. Its most remarkable property is its ability to absorb enormous amounts of hydrogen at room temperature. During this process the metal expands and becomes harder, stronger and less ductile, thus making it an efficient and safe medium for the storage of hydrogen and as a purifier. Given palladium's catalytic qualities, it too has a vital role in catalytic converters and in air purification equipment. Its chemical stability and excellent electrical conductivity make it a more effective and durable plating than gold in electronic components. It is most frequently used in alloys or as a catalyst and can be used as a substitute for platinum in jewellery, electrical contacts and catalysts.



RHODIUM is also a silvery-white metal but has a higher melting point and lower density than platinum. It has a high reflectance and is hard and durable, and is a major component of industrial catalytic systems. Its primary use is in the automotive industry for the reduction of NOx to nitrogen. Rhodium alloyed with other PGMs is used for furnace windings, thermocouple elements, bushings for glass fibre production, electrodes for aircraft spark plugs and laboratory crucibles. Rhodium is useful as an electrical contact material as it has a low electrical resistance, a low and stable contact resistance and is highly resistant to corrosion.



NICKEL, an important by-product of PGM mining operations, is a hard, silvery-white metal that is highly resistant to corrosion. It is used extensively in coins and is a vital ingredient in the production of stainless steel. The stainless steel industry consumes approximately two thirds of nickel supply with the balance being used either in alloys or for electroplating.

and their applications

Many of the unique physical and chemical characteristics of PGMs make them indispensable to modern technology and industry, and their markets are many and varied, from the automotive industry to the medical field where platinum is used as a potential cure for Parkinson's disease. Their catalytic properties – particularly those of platinum, palladium and rhodium – make them ideally suited to many applications aimed at countering the effects of air pollution and limiting the production of greenhouse gases. Another distinctive characteristic of PGMs is that they are recyclable.

AUTOCATALYSTS: Catalytic converters are honeycomb-like structures made of either metal or ceramic material consisting of hundreds of minuscule channels coated with platinum and/or palladium as well as rhodium. The honeycomb-like structure enables the maximum volume of exhaust gas produced by the engine to be exposed to the catalyst, which in turn acts to remove noxious pollutants from the exhaust gas. This, the catalytic convertor does by converting more than 95% of the hydrocarbons, carbon monoxide and nitrous oxides produced by motor vehicle engines to less harmful carbon dioxide, nitrogen and water vapour. In the European Union, the use of catalytic convertors has helped, together with cleaner fuels, to contribute to a 98% reduction in vehicle emissions. More than half of all the cars on the roads around the world and more than 90% of new vehicles are fitted with autocatalytic convertors. Today, demand for PGMs from the automotive industry is significant and growing, underpinned by ever-more stringent legislation in the USA and Europe and burgeoning auto markets in China and India.



JEWELLERY: Jewellery has been a key driver of overall platinum demand over the past decade. Given platinum's high degree of purity, the jewellery does not fade or tarnish and it is non-allergenic. The platinum jewellery market first took off in Japan and has in recent years become increasingly significant in China. Aside from its aesthetic qualities, platinum's strength, hardness and density make it a safe setting for diamonds and other precious stones. Being non-allergenic and oxidation resistant also makes it an ideal medium for jewellery. Platinum is sometimes combined with other PGMs to enhance its various properties; as an alloy with iridium its brilliance is enhanced. Platinum is combined with palladium to improve its softness and ductility in chain making, and with ruthenium to improve its machining properties in high-volume manufacturing.



INDUSTRY AND TECHNOLOGY: Platinum and palladium have a multitude of uses in industry. In the chemical industry, the largest consumer of PGMs is for platinum-based catalysts, which in recent years have included rhodium as well, for the commercial production of nitric acid, an essential ingredient in nitrogen fertiliser.

Another major source of demand, for platinum and especially palladium, is in dental applications. These metals are combined with gold and silver to produce alloys suitable for dental inlays, crowns and bridges.


BOSCH

In the electronics industry, a major use of palladium is in the coatings in multi-layer ceramic capacitors (MLCC) which store electric energy in the form of an electrostatic field. These devices are used in broadcasting equipment, mobile telephones, computers, electronic lighting and high-voltage circuits among others. Palladium is also used in the connectors in hybrid integrated circuits and inside computers while magnetic platinum-cobalt alloys are vital components of computer hard disks, enabling a substantial increase in their storage capacity.

PGMs combine to make platinum and palladium alloys of exceptional hardness and durability, making them the best coating for industrial crucibles which are required to withstand extremely high temperatures in the manufacture of chemicals and synthetics. Their purity is also important in these processes as they do not lead to contamination. In particular, platinum alloyed with rhodium is used in the crucibles for the production of high-quality glass such as liquid crystal display glass as well as fibreglass.



The petroleum industry also makes use of PGMs and their unique properties. Platinum is used in a process to upgrade the octane content of gasoline called catalytic reforming. Palladium is used in hydrocracking, a process to increase the yield of gasoline, and in isomerisation, a lesser used but more specific version of reforming

Sources: *International Platinum Association, Platinum Guild International, Encyclopaedia Britannica, Johnson Matthey*

IMPLATS
Distinctly Platinum



Dear shareholder

It is an honour to write this letter, my first to you as Chairman of Implats. It is particularly gratifying to do so on completion of a most challenging but successful year during which continued improvements were achieved in employee safety and record levels of production were realised at Implats' primary operating unit Impala Platinum. These efforts were supplemented by a robust platinum price and a somewhat weaker rand exchange rate towards the end of the year which, combined, resulted in an increase in gross revenue and headline profit to R12.5 billion and R2.9 billion respectively.

Globally, the demand for commodities continues to be strong, driven largely by the economic boom in China that appears to be sustaining growth rates in excess of 7% annually. The Indian economy is also performing strongly. These economies have implications regarding the demand for platinum in the future in that they both have burgeoning automotive industries. China is important to the platinum jewellery sector and significant potential exists to develop this market in India. Although high oil prices may affect economic growth in Europe, the European Union's five-year agenda that was announced recently focuses on growth, job creation and technological innovation. This too is positive for the platinum industry as are the early indications that even the Japanese economy may be turning the corner after 15 years in the doldrums. Market demand for platinum is thus likely to remain firm, notwithstanding the switch back to palladium formulation in gasoline catalytic converters in the USA.

chairman's letter

Relative to many of its peers in the platinum mining sector, Implats has historically been somewhat constrained by the ore reserves to which it has had access. A key challenge to the company over the past 10 years has been to develop strategies to achieve growth in earnings for its shareholders notwithstanding this constraint. The group has focussed on maximising its cost competitiveness by improving levels of productivity and optimising production from available ore reserves.

Hand-in-hand with this effort to maximise platinum production and extraction efficiencies, and reduce production costs, has been a noteworthy improvement in safety at all Implats' operations. I take this opportunity to commend each and every Implats employee at all operations in southern Africa for the part each has played in achieving this improvement in safety performance, and implore them all to renew their efforts. Hopefully, then, in the near future it will not be necessary for me to report that, sadly, seven people lost their lives at our operations in the course of the past year. On behalf of Implats, I extend my sincere condolences to the family, friends and colleagues of the deceased.

It is a fundamental objective of the group to strive continually for a safer working environment, achieve even better mining and extraction efficiencies and thereby lower the cost per ounce of platinum produced. This focus on reducing costs has enabled the company to perform adequately in the recent environment of a strong local currency. However, the reality is that it is becoming increasingly difficult to achieve a reduction in mining costs, particularly at Impala Platinum where mining depths are increasing every year and are in some workplaces more than 1,000 metres below surface. There is a need for ingenuity in finding ways to neutralise the inevitable increase in costs, and I am confident that Implats employees are equal to the task. The granting of wage increases in excess of the rate of inflation, as have been agreed in recent years, does of course exacerbate the cost situation unless offset by improvements in productivity.

A key aspect of the challenge to increase Implats' reserves base has been the group's investments in Zimbabwe. Zimplats, in particular has the potential to improve dramatically Implats' reserve situation. The PGM-bearing ore of the Great Dyke in Zimbabwe presently represents the second largest PGM deposit of reasonable grade occurring relatively close to surface. This resource has the potential to transform Implats into the pre-eminent producer of platinum. In this regard it is well known that Implats will only invest fully in this resource once certain conditions precedent have been met.

Until such time as Implats is comfortable investing in Zimbabwe in a major way, the group will continue to assess alternative avenues for achieving growth in earnings for shareholders. These alternatives include our interests in new smaller-scale platinum projects not necessarily controlled by Implats, which are complemented by our possible investment in the Ambatovy nickel project in Madagascar. What these projects have in common is that they all fall within the envelope of Implats' core competencies, a requirement that has been set by the Board for such investments.

In the quest for growth, it is regrettable that enthusiasm sometimes leads one down a rocky path. I refer here to the investment in Marula Platinum which has resulted in Implats having to bring to book an impairment, after tax, of some R850 million during the past year. We have learnt from our mistakes and have put in place an alternative plan. I am happy to report that early indications of success are evident, albeit at a rate slower than we anticipated.

It is appropriate at this time to pay formal tribute to Ms Phumzile Mlambo-Ngcuka, our former Minister of Minerals and Energy, who set in motion the transformation of the South African mining industry, oversaw the passing into law of the Minerals and Petroleum Resources Development Act in May 2004, and introduced the Mining Charter and its accompanying Scorecard to the sector. These developments will ensure that the contribution made to the country by the mining industry is both committed and enduring. Furthermore, my Board and I welcome Ms Lindiwe Hendricks as the new Minister of Minerals and Energy. We wish her much success in this position and assure her of our continued support and commitment to the process of transformation.

Finally, I would like to acknowledge the contribution made by my predecessor Peter Joubert and his sterling leadership of the Board. I wish him a well-deserved and contented retirement. Daryl O'Connor and Mike Pleming also retired from the Board during the year and Sifiso Dabengwa resigned. I extend to them my thanks for their dedication and loyalty to Implats. Thank you also to my fellow Board members, for their co-operation and commitment during the past year. I trust that we will have a long and fruitful association in our quest to make a good company even better.



Fred Roux
Chairman

26 August 2005



gross platinum production (000 oz)


FY01
1,291
FY02
1,387
FY03
1,673
FY04
1,961
FY05
1,848

headline earnings per share (SA cents)


FY01
7,035
FY02
6,877
FY03
5,140
FY04
3,934
FY05
4,325

dividend per share (cps)


FY01
3,800
3,000
FY02
3,700
FY03
2,650
FY04
2,100
FY05
2,300
special dividend

The 2005 financial year was characterised by an excellent safety and operational performance, particularly at Impala Platinum. While we have moved forward in some aspects of our PGM growth strategy, particularly at Impala Platinum and Two Rivers, our progress in Zimbabwe has been somewhat frustrating. The Ambatovy nickel project in Madagascar has the potential to assist in reducing costs at our core operations and deliver handsome returns in its own right.

chief executive's review

revenue per platinum ounce sold (R/oz Pt)


FY01
10,145
FY02
9,489
FY03
8,471
FY04
7,678
FY05
7,930

revenue per platinum ounce sold ($/oz Pt)


FY01
1,321
FY02
934
FY03
935
FY04
1,116
FY05
1,279

During the year, gross platinum production decreased by 6% from 1.96 million ounces to 1.85 million ounces. This was expected as the FY2004 figures included the processing of 232,000 ounces of platinum during the Lonplats smelter refurbishment. Excluding this once-off Lonmin production, headline production actually increased by 5%. The star performer was Impala Platinum, which achieved record platinum production of 1.115 million ounces.

Comparisons between FY2004 and FY2005 reflect the underlying market which included the continued strength of the rand for most of the year under review:

- **sales revenues** rose by 6% to R12.541 billion;
- PGM sales **volumes** were up 6% which went some way towards mitigating the effects of the 10% decline in the average rand/dollar **exchange rate** achieved for the year of R6.2/$. Consequently, while dollar revenue per platinum ounce sold increased by 15% on the previous year, rand revenues per platinum ounce increased by only 3.3%;
- **cost of sales** rose by 10% to R8.318 billion. The gross operating margin for the group as a whole was 34% and the gross operating margin for Impala was maintained at 42% for the year;
- **unit costs per refined platinum ounce** were well controlled at Impala and only increased by 5.3% to R4,251. The Zimbabwean operations were negatively affected by local inflation and a managed exchange rate and thus contributed disproportionately to the significant increase in group unit cost of 9.7% to R4,548 per refined platinum ounce;
- **capital expenditure** for the group rose by 9.3% to R1.992 billion;
- **net profit at the headline level** increased by 9% to R2.86 billion. Including profit on the sale of Lonplats (of R3.2 billion) and the impairment of Marula (R850 million after tax) net profit rose by 78% to R5.2 billion;
- the Board has declared a **final dividend** of R18 per share, resulting in a total dividend payout for the year of R23 per share. In dollar terms, this represents a dividend of $3.72 per share.

CORPORATE ACTIVITY

The year saw the conclusion of the Lonplats transaction on which we had embarked in the previous year. Implats' 27.1% stake in this company was sold for a consideration of R4.9 billion, resulting in profit on the sale of R3.2 billion. The proceeds were partially applied to a shareholder-approved share buy-back scheme in which 1.2 million shares (1.8% of the outstanding share capital) were purchased on the JSE Limited for R613 million, and partially towards capital expenditure, mainly at Impala.

Implats' shareholding in **Zimplats** increased to 86.9% with the rationalisation of the structure of Zimplats and Makwiro and the acquisition of 1% on the open market. Implats previously held both a direct stake of 83% in Zimplats and 30% in Makwiro. It remains Implats' intention to rationalise this structure still further in the future and, at the appropriate time, to apply for the delisting of Zimplats.

Subsequent to Aquarius Platinum Limited's BEE transaction being concluded in October 2004, Implats acquired an additional stake in **Aquarius Platinum South Africa**







GROUP STRUCTURE


Implats
Mine-to-market operations
Refining services
Strategic holdings
Impala Platinum 100%
Marula Platinum 100%*
Zimplats 86.9%
Mimosa 50%
Two Rivers 45%
Impala Refining Services 100%
Concentrate offtake agreements
Toll refining
Aquarius Platinum Limited 8.6%
51%
Aquarius Platinum (SA) 20%

* 20% to be allocated to BEE ownership

(AQP(SA)) for R71.5 million to maintain its stake in this company at 20% as Implats' 25% stake in AQP(SA) had been diluted as a result of the BEE transaction. The proceeds received by AQP(SA) from the BEE transaction enabled it to fund the Everest project.

In June 2005, Implats and African Rainbow Minerals (ARM) announced that they would proceed with their joint venture, the **Two Rivers Platinum project**. Implats holds a 45% stake in this project and will process and refine the metals through Impala Refining Services (IRS). This exciting new venture is expected to produce 120,000 ounces platinum (220,000 ounces PGMs) at steady state, which should be reached in FY2008.

In April 2005, Implats signed an agreement with Dynatec Corporation of Canada regarding the joint progression of the **Ambatovy nickel project** in Madagascar. This project has the potential to develop into a significant nickel producer and Implats' initial investment will fund a detailed technical feasibility study that is to be concluded in the first half of FY2006. Post year-end, in August 2005, Implats and Dynatec entered into partnership with Sumitomo Corporation of Japan which has acquired a 25% interest in the project. Implats and Dynatec will each have an interest of 37.5%. The project will be jointly managed by Dynatec and Implats. Dynatec will contribute its expertise in pressure acid-leaching technology and Implats its experience in base metals refining.

The inclusion of Sumitomo in the venture reduces both the risk to be taken on by Implats and the amount of capital required by this project, and it increases the project's security by securing a purchaser for a significant portion of the nickel to be produced.

Further organistional changes that can be anticipated at Implats during the coming year include the finalisation of the sale of the 20% BEE stake in Marula Platinum and the potential sale of a stake in Impala Platinum to an HDSA partner.








5.9%
Marula
6.9%
Zimplats
2.2%
Mimosa
85%
Impala
capital expenditure by operation

STEADY GROWTH AT OPERATIONS

Increasing production at Impala continued to underpin Implats' mine-to-market growth during the year, although it is anticipated that there will be a steady increase in the contribution from the other operations during the years ahead. The group's **mine-to-market** operations comprise Impala Platinum, Marula Platinum, Zimplats, Mimosa and the new Two Rivers project. Collectively, these operations grew production of platinum by 2.5% and contributed 77% of headline profit, with a margin of 38%.

Contributions from **IRS** continue to be significant, amounting to 16% of headline profit, with a margin of 15%.

Contributions from equity accounted investments arose from the investments in Lonplats and Aquarius Platinum. The last contribution from our investment in Lonplats accrued this year. Total contributions from associated investments decreased by R125 million as a consequence of the sale of the stake in Lonplats. Strategic alliances contributed 7% to headline profit during FY2005.

THE MARKET

Market volatility continued during the financial year, despite the fact that the market was supported by continued fundamental demand. Implats achieved revenue per platinum ounce of $1,279 per ounce, an increase of 15% on the previous year. These prices were tempered in rand terms, however, by the continued strength of the South African currency which resulted in an increase of only 3.3% to R7,930 per ounce.

After recording a supply deficit for five consecutive years, the platinum market moved back into balance in calendar year 2004 and is expected to remain so in calendar year 2005. Demand was supported by growth in the automotive sector, but was insufficient to counter the growth in supply from South Africa. Although increased South African output reached a record 5 million ounces in calendar year 2004, the strong rand has continued to fuel uncertainty about a number of South Africa expansion targets being met.

On the free market, **platinum** traded between $776 per ounce and $897 per ounce during the financial year. Implats' average price received for platinum was $840 per ounce, which is an increase of 9% on the average price achieved the previous year.

The average free market **palladium** price for the year was 15% lower at $208 per ounce than in calendar year 2003, with the metal trading between $184 and $230 per ounce. Even these prices seem at odds with the underlying fundamentals of the palladium market, which remains significantly in surplus with extensive stockpiles still being held by manufacturers, banks and speculators.

The current price of palladium relative to platinum provides an incentive to substitute the metal for platinum in both jewellery and autocatalysts. Just over 700,000 ounces of palladium were imported into China for use in jewellery in calender year 2004.

Rhodium free market prices ranged between $930 per ounce and $2,040 per ounce. The average price received by Implats was $1,217 per ounce, an increase of 122% on the previous year. This rise was caused by strong industrial demand, principally from the automotive and glass industries, and the sharp increase in rhodium lease rates which forced consumers to purchase rather than lease their requirements.

Nickel prices were firm for most of calendar year 2004 and remained at close to record levels as demand from the stainless steel industry continued to pressure supplies from the major producers. Stainless steel production slowed somewhat in recent months easing the tightness in the nickel market. Free market prices ranged from $12,050 per tonne to $17,750 per tonne in FY2005. Implats received an average price of $14,592 per tonne, an increase of 23% on FY2004.

Implats lost-time injury frequency rate (LTIFR) per million man hours


FY01
8.43
FY02
7.90
FY03
5.65
FY04
4.80
FY05
3.57

Implats fatal injury frequency rate (FIFR) per million man hours


FY01
0.158
FY02
0.134
FY03
0.139
FY04
0.104
FY05
0.069

SAFETY

Our focus on safety continues to yield positive results, with the best-ever performance having been achieved by the group and at the major operating subsidiary, Impala Platinum. I am pleased to report that our safety performance is finally in the same league as that of major international metal producers and that we are at the forefront of safety performance within South African hard-rock underground mining.

In spite of our continued improvements in workplace safety, it is with deep regret that we must report the death of seven employees in work-related accidents during the year – four people at Impala's mining operations, one person at Zimplats and two people at Marula. On behalf of the Board and management of the company, we extend our condolences to the families and colleagues of those who have died.

In terms of performance, the group fatal injury frequency rate (FIFR) improved by 34% year-on-year and has more than halved over the past four years, which is when we began our new safety initiative. The lost-time injury frequency rate (LTIFR) improved by 26% year-on-year and has also more than halved over the past four years. The fall of ground safety campaign and ground control districts programme continue to play a significant role in these improvements as does the continued roll-out of behaviour-based safety systems.

Although we have achieved significant improvements, our target remains a zero fatality rate across our group and we will continue to focus our efforts on achieving this goal.

Alongside this annual report, Implats has produced a ***Corporate Responsibility Report*** *for some years now.* This year, this report is being published simultaneously with the annual report and includes detailed feedback on safety and health, HIV/AIDS, environmental performance and corporate social investment. The Corporate Responsibility Report may be downloaded from the company's website or a printed copy may be requested on the form on page 181 of this report.

OPERATIONAL PERFORMANCE

Impala Platinum

Impala Platinum turned in a record performance, increasing platinum production by 2% to 1.115 million ounces, despite the industrial action experienced during the year, which resulted in a loss of production of 44,000 ounces of platinum. The processing and refining operations continued to excel, with concentrator recoveries in particular rising to a record level of 84.3%.

A key element in our planning going forward is ensuring the continued good performance from Impala's mining operations. Impala's 13 shafts and five declines together represent the single largest platinum-producing entity in the world. In addition to our sustained focus on safety, we have concentrated on optimising this operation so that we are now confident of being able to maintain production at 1.1 million ounces for some years to come. We have done this by:

- **optimising the use of our infrastructure and resources:** Mining of previously abandoned areas (so-called white areas) has continued and the tails scavenging plant is meeting expectations. Most declines are now in production and will – within two to three years – reach peak performance. We are now looking at optimising plant capacity at 16.65 million tonnes per annum, improving headgrade and further increasing recoveries at the UG2 plant;
- **improving productivity:** We have successfully reversed the negative trend in productivity experienced from FY2003 to FY2004, with a 2% improvement – from 39 to 40m² per panel employee – achieved in FY2005. Going forward we are targeting a 2 to 3% *improvement year-on-year over the next five years.* Through natural attrition, employee numbers at Impala declined by 600 to 26,900 during the year;
- **maintaining costs:** The unit cost increase at Impala of 5.3% is most creditable considering the volumes lost as a result of industrial action, the 8% wage increase implemented in July 2004, and double-digit cost increases in steel products and water;





- **the roll-out of technology:** The roll-out of drill jigs and roof bolters was agreed with the major unions in September 2004. By year-end, 113 panels had roof bolters installed and 48 panels had implemented drill jigs, with consequent improvements in safety and productivity having been achieved. The plan is to roll out roof bolters and drill jigs to some 300 panels in total;
- **investment in new shafts:** In September 2004, the Implats Board approved capital expenditure of R6.8 billion (in nominal terms) for the development of 16 and 20 shafts, the first of the new fourth generation shafts. At full production, these two shafts will together produce 355,000 ounces of platinum annually; 20 shaft is scheduled to come into production in 2009 and 16 shaft in 2012. Construction work on the two shafts began in October 2004. A pre-feasibility study on 17 shaft will begin this year; and
- **implementing Mineral Reserve Management and SAP operating systems:** The new Mineral Reserve Management system will focus on optimising the mineral resource and reserve base at Impala Platinum. SAP is being implemented throughout the group and will result in streamlined systems and improved cost-efficiencies.

Marula Platinum

At **Marula Platinum,** platinum production of 30,900 ounces was significantly lower than planned as a result of the inappropriate mining method and industrial action. A revised mining plan has been implemented which has seen the adoption of an interim hybrid mining method (a combination of mechanised and conventional mining), with full adoption of conventional mining by FY2008. There has been a steady improvement in performance following the switch to hybrid mining and the simultaneous introduction of owner-mining, following the departure of the mining contractor in January 2005. The development of the appropriate footwall infrastructure is now underway,

The slower-than-expected build-up at Marula and the continued strength of the rand led to revised financial and operating assumptions and the Board acted decisively in adopting a R1.0 billion (pre-tax) impairment of the asset. The Board approved additional capital expenditure of R830 million of which R66 million was spent during the year. It is expected that the mine will reach break-even in the second quarter of FY2006.

Zimplats

Production at **Zimplats** remains on track, with 82,400 ounces of platinum produced, a decrease of 2%, as a result of the difficult operating environment in Zimbabwe. Total costs increased by 25% and unit costs by 23% as a result of higher opencast mining costs, inflation and the fixed exchange rate. Including the export credit, the increase in costs per platinum ounce in matte amounted to 11%.

To mitigate the opencast mining cost issue, in June 2005, the Zimplats and Implats Boards approved capital expenditure of $46 million to extend the existing underground mine at Ngezi as part of a planned transition from opencast mining to underground operations. This change will also position the company for a rapid start-up to the expansion should the conditions precedent for investment be met group capex (R million)


FY01
2,090
FY02
1,250
FY03
1,787
FY04
1,822
FY05
1,992



(see below). The transition has been accelerated in view of the significant cost differential between the two mining methods and the successful operation of the underground trial mine at Ngezi.

While some infrastructural capital was approved by the Board in anticipation of an expansion at Zimplats, the Board has set the following four pre-conditions before it will approve further investment to expand operations:

- security of tenure and the granting of the so-called Special Mining Leases over identified company claims. The latter will govern the contractual arrangements between the company and the state. One such mining lease has been received;
- clarity in respect of indigenisation targets. Current indications are that the targets will not be dissimilar to those set in South African minerals legislation, with which Implats is both familiar and comfortable;
- execution of the bilateral accord between South Africa and Zimbabwe. It appears as if there is broad agreement on this and that only administrative details remain in the way of signing; and
- formalisation of the agreement governing the operation of foreign currency accounts.

Discussions on these issues with the government and the Reserve Bank of Zimbabwe continue.

Mimosa

With production of 60,800 ounces of platinum in the year under review, **Mimosa** delivered an outstanding performance, once again under difficult circumstances. As at Zimplats, costs are under pressure as a result of the fixed exchange rate. Nonetheless, this operation has maintained a margin of 30%.

Expansion to 80,000 platinum ounces per annum has been approved with our joint venture partners Aquarius Platinum, subject to the debt funding of $10 million being sourced and project status being granted by the Reserve Bank of Zimbabwe.

Two Rivers

A decision to proceed with the **Two Rivers** project was taken by the joint venture partners, ARM and Implats, in June 2005. Capital expenditure on this project is expected to be in the region of R1.2 billion with the partners contributing 50% and the balance being raised in the form of debt finance. Implats' additional share of equity investment is estimated at R270 million. The life-of-mine is forecast at 20 years.

Refined platinum production by operation (000 oz)

	FY2005	FY2004	FY2003	FY2002	FY2001
Impala Platinum	**1,114.6**	1,090.3	1,040.1	1,025.3	1,002.4
Marula Platinum	**30.9**	5.4	–	–	–
Zimplats	**82.4**	84.3	60.0	–	–
Mimosa (50%)	**30.4**	26.4	11.8	–	–
Barplats	**–**	21.6	25.4	36.3	8
Mine-to-market	**1,258.3**	1,228.0	1,137.3	1,061.6	1,010.4
Other IRS	**589.6**	733.3	535.9	325.7	281.3
Gross production	**1,847.9**	1,961.3	1,673.2	1,387.3	1,291.7

Group capital (R million)	FY2006	FY2005	FY2004	FY2003	FY2002	FY2001
Impala	1,862	**1,693**	1,197	1,079	1,009	978
Marula	333	**118**	505	545	172	979
Zimplats	365	**138**	76	87	–	–
Mimosa (50%)	77	**43**	40	25	–	–
Barplats	–	**–**	4	51	69	133
Total	**2,637**	**1,992**	**1,822**	**1,787**	**1,250**	**2,090**

IRS

Production at **IRS** declined year-on-year to 733,300 platinum ounces (1.487 million ounces of PGMs). If the once-off processing of Lonplats ounces in FY2004 is excluded, then platinum production rose by 10%. The continued increase in the autocatalyst recycling business continues to underpin IRS and this growth trend is expected to continue, with a further 10% increase anticipated in FY2006. Margins in this sector of the business declined to the more normal level of around 15% as a consequence of the cessation of the once-off toll revenue from processing the Lonplats concentrates which enhanced the margin in the prior year.

INVESTMENTS

Implats has an 8.6% stake in **Aquarius Platinum Limited** and a 20% stake in that company's primary operating subsidiary **AQP(SA)**, which is the operator of the Kroondal and Marikana mines and the developer of the Everest project. Kroondal achieved record output during the year, although the Marikana mine has yet to meet targeted production levels. Construction at Everest began on conclusion of the BEE transaction in October 2004. To date, 50% of the surface construction has been completed, with the project currently on track and within the R819 million budgeted capital expenditure.

STRATEGY

Looking ahead, Implats' strategy to remain a platinum-based resources company remains unchanged. The company has reviewed its growth plans and is confident of its ability to continue to grow beyond the near-term target of 2 million ounces of platinum per year.

An important part of the group's strategy is to focus attention on those assets and operations where we:

- can add value;
- have a key competitive advantage; and
- have strategic influence.

The recently announced **Ambatovy nickel project** should be seen in this context. Implats has developed significant expertise, experience and vested infrastructure in nickel processing and refining over the past 30 years. In fact, nickel is a significant contributor to revenue – 11% in FY2005. The appeal of the Ambatovy project to the group is two-fold:

- As part of a partnership with Dynatec and Sumitomo in a highly prospective area of the world, the project (should it proceed) is expected to deliver handsome returns over the life-of-mine.
- The proposed increase in nickel production will enable Implats to benefit from economies of scale at the Refineries that are in line with those of other major nickel producers.







BLACK ECONOMIC EMPOWERMENT AND TRANSFORMATION

The Minerals Resources and Petroleum Development Act (MRPDA) came into effect on 1 May 2004. The Act, and its associated Broad-Based Socio-Economic Charter for the Mining Industry and its attendant Scorecard, will play a significant role in the transformation of the mining industry.

Implats has embraced the principles of transformation as a strategic imperative to reinforce its position as a leading southern African company making the best possible use of available resources. Nonetheless, plans are in place to enable the South Africa operations to comply with legislation and to monitor this compliance. (A table indicating Implats' performance regarding the Mining Charter may be found in the Corporate Responsibility Report 2005.)

A transformation initiative, Project Phambili, has been launched under the auspices of the Transformation Advisory Committee to ensure that Implats meets the goals set by the Mining Charter in terms of employment and training, development of historically disadvantaged South Africans (HDSAs), hostel conversion and home ownership, beneficiation, affirmative procurement, as well as the employment and development of women. Currently, detailed implementation plans are being developed to address the challenging targets that have been set.

HDSA ownership at Impala

Implats has been investigating ways of addressing the equity ownership targets set out in the legislation which aims to see:

- 15% of South African mining operations owned by HDSAs by 2009; and
- 26% HDSA ownership by 2014.

Currently, Implats estimates its HDSA holding to be 9% (subject of course to verification by the Department of Minerals and Energy).

One of the company's major shareholders is the Royal Bafokeng Nation (RBN) with a 1.5% stake in the holding company, Implats. As at 30 June 2005, this stake was worth some R600 million. A significant royalty agreement also exists in terms of which Impala has paid R2.6 billion in royalties to the RBN over the past five years.

The sale of Implats' stake in Lonplats led directly to the creation of Incwala Resources Limited, which intends becoming a leading resources company. Through consultation with the DME, Implats estimates that when the "credits" gained as a result of this transaction are attributed to Impala, this will be equivalent to a 7.5% stake in Impala. Thus, it is clear that Impala needs to sell or issue shares equivalent to a further 6% of Impala by 2009 to comply with legislation. The company is currently pursuing a number of options in this regard. The preferred route for the company involves the RBN, but further discussions remain subject to, among other issues, clarity relating to the proposed Royalty Bill.

Implats submitted its applications for mineral conversions as well as for a number of prospecting permits for both Impala and Marula during the year.

HDSA ownership at Marula

Initial HDSA ownership at Marula has been planned at a level of 20% since the inception of the project. Arrangements are in place for this stake to be acquired by Mmakau Mining (10%), a black-owned mining company, local HDSA business interests (5%) and members of the local community (5%).





Indigenisation in Zimbabwe

The requirements in terms of indigenisation (the ownership of at least a portion of the country's assets by indigenous Zimbabweans) are still unclear. Discussions between the government and the Zimbabwe Chamber of Mines have centred on indigenous equity levels of around 30%, with a ramp-up process similar to that provided for in South Africa's recently introduced legislation. While we at Implats believe that this is a level with which we are comfortable, only in a supportive fiscal environment, and subject to the ability of the purchasers to raise the necessary level of funding,will it be achievable. Furthermore, Zimplats in particular will be extremely capital hungry as it positions itself as a world-class player.

COMMITMENT TO SHAREHOLDER RETURNS

Implats is intent on being the preferred global platinum investment. While the rand/dollar exchange rate plays a significant role in the financial performance of the group, we are pleased to have seen that we have out-performed our major competitors during the year under review. By our calculation, our total return to shareholders (TSR) has been 25% over the past five years.

Going forward we will endeavour to improve our rating still further by:

- wherever possible, increasing our mine-to-market volumes as it is here that we achieve the greatest margins;
- finalising our BEE and transformation issues and ensuring the conversion of our mining licences;
- obtaining unequivocal and irrevocable clarity and support from the Zimbabwean authorities for our expansions in that country; and
- further development of an integrated risk management process and ensuring that our corporate governance is in line with best practice internationally.

Shareholders should also be familiar with our philosophy on excess cash: if we believe that we cannot put it to better use within the company, we will distribute this cash to shareholders. Our cash balance at year-end stood at a healthy R3.984 billion. This was after we spent some R613 million on our share buy-back programme and R1.992 billion on capital expenditure

While our cash position is substantial, we anticipate significant capital expenditure over the next few years on both replacement infrastructure and new developments. In FY2006 and FY2007, capital expenditure is expected to be around R2.6 billion per year. Should we proceed with the expansion at Zimplats, we envisage significant investment over 10 years to turn Zimplats into a 450,000 platinum ounce per annum operation.In addition, our 37.5% interest in the Ambatovy project will entail significant expenditure over the next five years (should we decide to proceed once the bankable feasibility study has been completed in February 2006).

Shareholders will recall that one of our aims has been to increase both our shareholder base and the tradeability of our shares. In terms of the former, we have made good progress in recent years, but this does seem to have settled at non-South African ownership of approximately 40%.

The level 1 sponsored ADR program in the USA that we embarked upon two years ago has resulted in an increase in ADR holders to the point where some 5.2% of the outstanding share capital is currently held through ADRs as compared to 2.2% in 2003. We


4%
other countries
1%
below threshold
6%
other Europe
10%
England and Wales
58%
South Africa
21%
USA and Canada

geographical distribution of shareholders

believe that there is a significant opportunity to increase this. We have not progressed to a level 2 program, as we have become increasingly aware of the significant costs of complying with current legislation. Shareholders will be kept abreast of further deliberations in this regard.

PROSPECTS

Prospects for PGMs essentially remain unchanged from that of recent years. The automotive industry is expected to continue to be the major driving force of demand for platinum in the medium term with both light-duty and heavy-duty diesel vehicle emission control technologies being platinum-based. Demand will be supported by that from the jewellery sector and the platinum market is thus likely to remain in balance. The market thus indicates a continued firm price environment for **platinum**.

The market for **palladium** remains in surplus, given the availability of above-ground stocks which should continue to exert downward pressure on the palladium price.

Although the outlook for **rhodium** demand is buoyant, any increase in demand should be more than adequately met by growth in output from South Africa. The recent rally in the rhodium price is not seen as being sustainable in the long term.

Nickel prices are expected to remain firm. Demand is still strong and increased supply from new projects is still some years away. The Chinese economy remains robust and should continue to be the main driver of demand for metals and minerals for the foreseeable future.

Implats plans to continue to grow its platinum production to about 2.3 million ounces by FY2010, mainly from expansions at Zimplats. Platinum production in FY2006 is expected to rise modestly to about 1.9 million ounces.

Costs at the South African operations are expected to be in line with inflation, although the above-inflation wage settlement reached with labour in the 2005 wage negotiations will have an impact.

In Zimbabwe, our cost performance is largely dependent on the exchange rate. The steps we have put in place to move to underground mining at Zimplats should alleviate current operation-driven cost pressures. The Zimbabwean dollar was devalued initially by 45% in May 2005 and again by an additional 94% against the dollar in July 2005, which should help to ameliorate the cost pressures being experienced by the Zimbabwean operations.

Given current markets and exchange rates as well as a marginal increase in production in FY2006, headline earnings are expected to increase modestly.

THANKS

I would like to extend my thanks to my fellow Board members, particularly to Dr Fred Roux who has ably stepped up to the challenge as chairman of Implats, and to Peter Joubert, Sifiso Dabengwa, Mike Pleming and Darryl O'Connor who left the Board during the year. Peter, Mike and Darryl, in particular, had a long and fruitful association with the company.

My thanks are extended to our management who have continued to deliver an exceptional performance, and to all of our employees for their hard work, loyalty and commitment to the company.

Keith Rumble

Keith Rumble
Chief Executive

26 August 2005

group value-added statement

For the year ending 30 June (Rm)	FY2005	FY2004	% change
Sales	12,540.8	11,809.1	6.2
Net cost of products and services	3,144.0	4,694.8	33.0
Value added by operations	9,396.8	7,114.3	32.1
Income from investments and interest	762.0	495.8	53.7
Total value added	10,158.8	7,610.1	33.5
Applied as follows to:			
Employees as salaries, wages and fringe benefits	2,759.7	2,473.7	(11.6)
The state as direct taxes	1,080.4	1,141.3	5.3
Royalty recipients	414.9	414.4	(0.1)
Providers of capital	1,432.2	1,565.1	(8.5)
Financing costs	37.4	67.1	44.3
Dividends	1,394.8	1,498.0	6.9
Total value distributed	5,687.2	5,594.5	1.7
Re-invested in the group	4,471.6	2,015.6	121.8
Amortisation	628.8	572.3	(9.9)
Reserves retained	3,842.8	1,443.3	166.3
	10,158.8	7,610.1	33.5


14.7%
taxation and royalties
27.2%
employee costs
14.1%
capital providers
FY2005
44.0%
retained for future growth


20.4%
taxation and royalties
32.2%
employee costs
FY2004
26.8%
retained for future growth
20.6%
capital providers

Income statements – Years ended 30 June

(R million)	2005	2004	2003	2002	2001
Sales	12,540.8	11,809.1	11,807.0	11,901.5	11,969.1
Platinum	8,132.0	7,941.2	7,390.5	6,137.4	5,253.2
Palladium	1,066.6	1,119.2	1,682.5	2,580.9	3,129.0
Rhodium	1,336.3	677.0	1,158.8	1,788.3	2,199.1
Nickel	1,323.0	1,283.6	938.3	681.6	700.2
Other	682.9	788.1	636.9	713.3	687.6
Cost of sales	(8,317.8)	(7,549.4)	(6,523.3)	(5,561.0)	(5,003.2)
On-mine operations	(4,109.5)	(3,667.7)	(3,251.1)	(2,567.5)	(2,330.1)
Concentrating and smelting operations	(1,043.3)	(967.4)	(801.1)	(642.6)	(492.5)
Refining operations	(502.1)	(477.2)	(411.5)	(354.7)	(333.3)
Amortisation of mining assets	(628.8)	(572.3)	(452.4)	(248.8)	(212.2)
Metals purchased	(2,488.9)	(2,259.2)	(1,474.1)	(1,883.4)	(1,968.8)
Increase/(decrease) in metal inventories	454.8	394.4	(133.1)	136.0	333.7
Gross profit	4,223.0	4,259.7	5,283.7	6,340.5	6,965.9
Net foreign exchange transaction gains/(losses)	32.5	(216.0)	(328.8)	130.8	157.7
Other operating expenses	(318.9)	(255.4)	(263.5)	(203.9)	(117.1)
Other income/(expense)	292.2	11.4	(54.7)	(98.0)	(63.2)
Finance income – net	195.5	64.0	285.8	265.5	383.3
Share of profit of associates	203.7	328.4	725.0	697.3	647.3
Royalty expense	(414.9)	(414.4)	(598.0)	(804.4)	(890.3)
Profit on sale of associate/subsidiary	3,155.0	322.3	–	–	–
Impairment of assets	(1,033.8)	–	–	–	–
Profit before tax	6,334.3	4,100.0	5,049.5	6,327.8	7,083.6
Income tax expense	(1,080.4)	(1,141.3)	(1,622.1)	(1,736.4)	(2,431.1)
Profit for the year	5,253.9	2,958.7	3,427.4	4,591.4	4,652.5
Attributable to minority interest	(16.3)	(17.4)	(23.2)	(9.9)	(5.4)
Profit attributable to equity holders	5,237.6	2,941.3	3,404.2	4,581.5	4,647.1
Earnings per share (cents)					
– basic	7,920	4,418	5,114	6,902	7,024
– headline (basic)	4,325	3,934	5,140	6,877	7,035
Dividends per share (cents)					
– interim + proposed	2,300	2,100	2,650	3,700	3,800
– special	–	–	–	–	3,000

A more comprehensive history going back to 1997 is available in the Online Annual Report on the corporate website at www.implats.co.za

Balance sheets – Years ended 30 June

(R million)	2005	2004	2003	2002	2001
ASSETS					
Non-current assets	11,921.1	12,357.7	11,391.2	9,324.1	6,833.4
Property, plant and equipment	10,035.0	9,635.6	8,808.9	6,218.4	5,230.6
Investments and other	1,886.1	2,722.1	2,582.3	3,105.7	1,602.8
Current assets	8,895.3	4,680.2	4,878.1	5,448.3	5,162.3
Total assets	20,816.4	17,037.9	16,269.3	14,772.4	11,995.7
EQUITY AND LIABILITIES					
Capital and reserves	14,110.3	10,684.8	9,877.4	9,284.0	6,715.6
Minority interest	159.8	128.1	418.9	61.6	19.2
Non-current liabilities	2,680.6	2,541.5	2,213.1	1,683.4	1,465.2
Borrowings	–	–	62.7	86.3	113.1
Deferred income tax liabilities	2,381.1	2,271.9	1,886.7	1,389.6	1,156.1
Provision for long-term responsibilities	299.5	269.6	263.7	207.5	196.0
Current liabilities	3,865.7	3,683.5	3,759.9	3,743.4	3,795.7
Total equity and liabilities	20,816.4	17,037.9	16,269.3	14,772.4	11,995.7
Cash, net of short-term borrowings	3,981.0	635.6	2,119.8	3,123.5	3,013.1
Cash, net of all borrowings	3,981.0	635.6	2,057.1	3,037.2	2,900.0
Current liquidity (net current assets excluding inventories)	3,308.5	(233.1)	270.8	784.8	587.3
IMPLATS SHARE STATISTICS					
No. of shares in issue at year-end * (m)	65.5	66.6	66.6	66.6	66.3
Average number of issued shares	66.1	66.6	66.6	66.4	66.2
Number of shares traded	66.3	65.5	71.3	50.0	36.4
Highest price traded (cps)	61,500	64,100	65,001	72,000	47,300
Lowest price traded	42,499	41,650	34,600	28,700	23,980
Year-end closing price	59,700	47,100	44,600	57,180	40,360

* Excluding treasury shares.

A more comprehensive history going back to 1997 is available in the Online Annual Report on the corporate website at www.implats.co.za

US dollar statistics – Years ended 30 June

($ million)	2005	2004	2003	2002	2001
Sales	**2,022.7**	1,716.4	1,303.3	1,184.2	1,572.8
Cost of sales	**(1,344.1)**	(1,100.0)	(723.2)	(548.8)	(657.5)
On-mine operations	**(664.1)**	(534.4)	(360.4)	(253.3)	(306.2)
Concentrating and smelting operations	**(168.6)**	(141.0)	(88.8)	(63.4)	(64.7)
Refining operations	**(81.1)**	(69.5)	(45.6)	(35.0)	(43.8)
Amortisation of mining assets	**(101.6)**	(83.4)	(50.2)	(24.6)	(27.9)
Metals purchased	**(402.2)**	(329.2)	(163.4)	(185.9)	(258.7)
Increase/(decrease) in metal inventories	**73.5**	57.5	(14.8)	13.4	43.8
Gross profit	**678.6**	616.4	580.1	635.4	915.3
Net foreign exchange transaction gains/(losses)	**5.3**	(31.5)	(36.5)	12.9	20.7
Other operating costs	**(51.5)**	(37.2)	(29.2)	(20.1)	(15.4)
Other income/(expenses)	**390.0**	48.6	(6.1)	(9.6)	(8.3)
Financial income – net	**31.6**	9.3	31.7	26.2	50.4
Share of profit of associates	**32.9**	47.9	80.4	68.8	85.1
Royalty expense	**(67.0)**	(60.4)	(66.3)	(79.4)	(117.0)
Profit before tax	**1,019.9**	593.1	554.1	634.2	930.8
Income tax expense	**(174.6)**	(166.3)	(179.9)	(171.4)	(319.5)
Profit for the year	**845.3**	426.8	374.2	462.8	611.3
Attributable to minority interest	**(2.6)**	(2.5)	(2.6)	(1.0)	(0.7)
Profit attributable to equity holders	**842.7**	424.3	371.6	461.8	610.6
Earnings per share (cents)	**1,274**	637	558	696	923

Note: These numbers are provided for convenience and have not been audited. The income and expenditure items have been calculated using the average exchange rate for the year. Sales are the actual dollar receipts.

A more comprehensive history going back to 1997 is available in the Online Annual Report on the corporate website at www.implats.co.za

Operating statistics – Years ended 30 June

		2005	2004	2003	2002	2001
Gross refined production						
Platinum	(000 oz)	**1,848**	1,961	1,673	1,387	1,291
Palladium	(000 oz)	**1,029**	1,046	893	732	681
Rhodium	(000 oz)	**234**	251	215	177	164
Nickel	(000 t)	**16.0**	16.4	14.7	13.0	14.0
Impala refined production						
Platinum	(000 oz)	**1,115**	1,090	1,040	1,025	1,002
Palladium	(000 oz)	**515**	501	478	489	481
Rhodium	(000 oz)	**130**	116	134	123	128
Nickel	(000 t)	**7.9**	6.9	8.0	7.7	7.0
IRS refined production						
Platinum	(000 oz)	**733**	871	633	362	289
Palladium	(000 oz)	**514**	545	415	243	200
Rhodium	(000 oz)	**104**	135	81	54	36
Nickel	(000 t)	**8.1**	9.5	6.7	5.3	7.0
IRS returned metal (Toll refined)						
Platinum	(000 oz)	**246**	501	252	152	164
Palladium	(000 oz)	**160**	314	174	102	116
Rhodium	(000 oz)	**54**	97	18	16	21
Nickel	(000 t)	**1.9**	1.5	0.9	0.7	0.5
Group consolidated statistics						
Exchange rate:	(R/$)					
Closing rate on 30 June		**6.66**	6.17	7.52	10.32	8.06
Average rate achieved		**6.20**	6.88	9.06	10.16	7.68
Free market revenue per platinum ounce sold	($/oz)	**1,304**	1,140	939	934	1,376
Revenue per platinum ounce sold	($/oz)	**1,279**	1,116	935	934	1,321
	(R/oz)	**7,930**	7,678	8,471	9,489	10,145
Prices achieved						
Platinum	($/oz)	**840**	773	597	485	586
Palladium	($/oz)	**208**	223	264	389	773
Rhodium	($/oz)	**1,217**	548	646	1,098	2,001
Nickel	($/t)	**14,592**	11,843	7,664	5,594	6,951
Sales volumes						
Platinum	(000 oz)	**1,562**	1,495	1,373	1,251	1,177
Palladium	(000 oz)	**826**	733	688	663	543
Rhodium	(000 oz)	**177**	179	193	165	145
Nickel	(000 t)	**14.6**	15.8	13.9	12.0	14.1
Financial ratios						
Gross margin achieved	(%)	**33.7**	36.1	44.8	53.3	58.2
Return on equity*	(%)	**26.8**	26.5	36.9	68.0	81.4
Return on assets*	(%)	**24.0**	21.2	30.0	49.0	68.1
Debt to equity	(%)	**0.0**	5.3	2.7	1.2	2.0
Current ratio		**2.3:1**	1.3:1	1.3:1	1.5:1	1.4:1
Operating indicators						
Tonnes milled ex-mine	(000 t)	**19,315**	19,065	17,483	15,607	15,184
PGM refined production	(000 oz)	**3,549**	3,725	3,162	2,639	2,464
Capital expenditure	(Rm)	**1,992**	1,822	1,787	1,250	2,090
	($m)	**322**	265	198	123	275
Group unit cost per platinum ounce	(R/oz)	**4,548**	4,144**	3,978**		
	($/oz)	**735**	604**	441**		

* Based on headline profit.
** Restatement as a result of the adoption of IFRS2 (share-based payments).

A more comprehensive history going back to 1997 is available in the Online Annual Report on the corporate website at www.implats.co.za


251.765 OZ





accountability

management

EXECUTIVE COMMITTEE (EXCO)

Area of responsibility: Day-to-day management of group operations

Keith Rumble (Chairman)
Chief Executive Officer
David Brown
Chief Financial Officer
Cathie Markus
Executive Director
Les Paton
Executive Director
Ramun Mahadevey (Secretary)
Group Secretary and Senior Manager Legal Services
Shadwick Bessit
Operations Executive – Rustenburg
Rob Dey
Group Engineering Manager
Derek Engelbrecht
Marketing Executive
Paul Finney
General Manager – Refineries
Bob Gilmour
Group Investor Relations Manager
Nonhlanhla Mgadza
Group Internal Auditor
Mike Rossouw
Group Consulting Engineer – Assets and Risk
Mike Teke
Group Human Resources Executive
Dirk Theuninck
Operations Executive – Nickel Strategy

EXCOM

Area of responsibility: Interfaces between Board and management and in particular reviews Board papers and submissions and ensures implementation of Board decisions

Keith Rumble (Chairman)
David Brown
Cathie Markus
Les Paton
Ramun Mahadevey (Secretary)

RISK MANAGEMENT COMMITTEE

Areas of responsibility: Minimising risk to assets and income earning capacity

Mike Rossouw (Chairman)
Shadwick Bessit
David Brown
Rob Dey
Bob Gilmour
Cathie Markus
Chris McDowell
Les Paton
Dirk Theuninck
Valentine Nti

HEDGING COMMITTEE

Area of responsibility: Hedging metal sales and conversion of foreign exchange proceeds to rands

Keith Rumble (Chairman)
David Brown
Derek Engelbrecht
Johan van Deventer

IMPLATS ENVIRONMENTAL MANAGEMENT COMMITTEE

Area of responsibility: Managing and rectifying the impact which mining and processing have on the environment

Dirk Theuninck (Chairman)
Paul Dunne
Pierre Lourens
Cathie Markus
Johan van Deventer



INDEPENDENT NON-EXECUTIVE DIRECTORS

1. Fred Roux (57) *(Chairman)*
BSc, MSc, PhD, MBA. Non-executive director of Xstrata plc. Joined the Board in 2004 and appointed Chairman in 2004.

2. Michael McMahon* (58)
Pr.Eng. BSc (Mech Eng). Director of Gold Fields Limited, Murray & Roberts Holdings Limited. Joined the group in 1990 as managing director, appointed Chairman in 1993 and a non-executive director in 2002.

* British

3. Vivienne Mennell (62)
BA, MBA, FCMA, THD. Joined the Board in 1990 as financial director. Re-joined the Board in 1998 as a non-executive director.

4. Khotso Mokhele (49)
BSc (Agriculture), MSc (Food Science), PhD (Microbiology). Director Mittal Steel South Africa Limited, President and Chief Executive Officer of the National Research Foundation. Joined the Board in 2004.

5. Thandi Orleyn (49)
B Juris, B Proc, LLB. Director of Routledge-Modise attorneys. Joined the Board in 2004.

6. John Roberts (63)
FCIS, FCMA, MBA (Henley). Joined the Board in 1998.

7. Lex van Vught (62)
BSc (Hons) (Chemistry), B Comm. Director AECI, Tiger Brands Limited. Joined the Board in 2004.


7.
8.
9.
10.
11.
12.

NON-EXECUTIVE DIRECTOR

8. Thabo Mokgatlha (30)
CA (SA). Financial Director of Royal Bafokeng Resources Management Services (Pty) Limited. Joined the Board in 2003 as nominee of the Royal Bafokeng Nation.

EXECUTIVE DIRECTORS

9. Keith Rumble (51) *(Chief executive officer)*
BSc (Hons), MSc (Geology). Joined the group in 2001 in that capacity.

10. David Brown (43) *(Executive director and chief financial officer)*
CA (SA). Joined the group in 1999 in that capacity.

11. Cathie Markus (48) *(Executive director)*
BA, LLB. Joined the group as legal adviser in 1991 and appointed to the Board in 1998.

12. Les Paton (53) *(Executive director)*
BSc (Hons) (Geology), B Comm. Joined the group as geologist in 1975 and appointed to the Board in 2003.

the board

corporate governance

Corporate governance in South Africa is regulated by the King Report on Corporate Governance. First issued in 1994, the King Report was revised and expanded in 2002 (King Report II) to cover Boards and directors, accounting and auditing, internal audit and risk management, non-financial matters, compliance and enforcement. The King Report II incorporates best international practice. The JSE endorsed the King Report II by requiring disclosure of compliance and non-compliance (and the reasons therefore) in the JSE listings requirements. Implats' compliance with the King Report II is detailed and explained below.

KING II RECOMMENDATIONS	IMPLATS COMPLIANCE
Board and directors	
Unitary board structures comprising executive and non-executive directors.	Unitary board structure comprising four executive directors, seven independent non-executive directors and one non-executive director. Refer pages 32 to 33.
The Board to give strategic direction to the company.	A full day session is held each year, attended by the Board and senior executives of the company, to determine strategy. Once issues are identified, they are reported on and monitored by the Board at each quarterly Board meeting.
The Board should ensure that the company complies with all relevant laws, regulations and business practice.	During the year, at the instance of the Board, an intensive audit was undertaken on all legal compliance issues. The results are reported to the Board on an ongoing basis. No major areas of concern were identified and steps are being taken to rectify minor issues identified.
The Board should define clear levels of materiality and reserve specific power to itself, other matters with the written authority to management.	The Board has a formal board charter regulating the role of the Board and outlining matters reserved for Board approval. An approval framework defines the delegated authority of management.
The Board should have access to independent professional advice.	In terms of a written policy (which also stipulates the procedure to be followed), Board members, through the company secretary, have access to independent professional advice.
The Board should identify and monitor non-financial aspects of the company.	Safety, health and environmental issues are reported at quarterly board meetings. Corporate social investment is included in the company's business plan. The company also produces a Corporate Responsibility Report dealing with issues such as safety, health and the environment.
The Board should consider whether the company will continue as a going concern in the financial year ahead.	In place, refer to Directors' report on page 108.
Items of special business in the notice of the annual general meeting should be accompanied by an explanation of the effects of the special resolutions.	In place, refer to page 45.
Encourage shareholders to attend general meetings and the chairmen of Board committees should attend annual general meetings.	Timeous notice of annual general meetings is provided. The chairmen of the Remuneration, Nomination and Audit Committees attended the annual general meeting on 29 October 2004. The chairmen of all Board committees are encouraged to attend annual general meetings.
A brief CV of each director standing for re-election to the Board should accompany the notice of the meeting.	In place, refer to page 38.
Every Board should have a Board charter setting out its responsibility.	The Board has adopted a Board charter which is available on the company website: www.implats.co.za.
Board composition	
The company should be headed by an effective Board comprising a balance of executive and non-executive directors preferably with a majority of non-executive directors who are independent of management. In a South African context the demographics should also be brought into consideration.	The Board comprises seven independent non-executive directors, one non-executive director and four executive directors: 42% of the board are HDSAs and 25% female.
Procedures for appointments to the Board should be formal and transparent assisted by a Nomination Committee.	A Nomination Committee comprising three independent non-executive directors recommends candidates to the Board for appointment. The procedure in recommending appointment to the board is formal and transparent.

Board composition (continued)

Rotation of directors should be staggered.	The Board members are elected for three-year terms of office. Re-election of Board members is on a staggered basis to ensure Board continuity. Executive directors retire at the AGM following their 63rd birthday, and non-executive directors following their 67th birthday, provided that, in the case of non-executive directors, their terms of office continue on an annual basis, if a majority of their co-directors so request.

Chairperson and Chief Executive Officer

Chairperson should be an independent non-executive director.	The chairman of Implats is an independent non-executive director as defined in King II.
Separation of the roles of the chief executive officer (CEO) and chairman.	The role of the CEO and chairman are separate.
Board should appraise the performance of the Chairman on an annual basis or other such basis as the Board may determine.	The performance of the directors retiring by rotation was appraised by the Board prior to their nomination for re-election. This is standard procedure and is included in the terms of reference of the Nominations Committee. See page 40.
The performance of the CEO should be evaluated annually and the results of the evaluation considered by the Remuneration Committee.	The Remuneration Committee appraises the performance of the CEO against pre-agreed criteria at the end of each financial year.

Directors

Executive directors should be encouraged to hold other non-executive directorships to the extent that they do not interfere with their executive duties.	In terms of written policy, executive directors and senior managers are encouraged to hold non-executive directorship. The executive directors do hold external directorships in companies in which the group has interests but limited directorships in companies in which the group has no interest.
Formal induction programme and training should be provided for directors.	A formal induction and orientation programme has been established for directors, in line with the terms of reference of the Nominations Committee. See page 40.

Remuneration

Remuneration Committee to be appointed comprising independent non-executive directors.	Details of the Remuneration Committee membership can be found below.
Chairman of Remuneration Committee to be an independent non-executive director and attend annual general meeting to answer questions from shareholders.	The Chairman of the Remuneration Committee, an independent non-executive director, attended the annual general meeting on 29 October 2004.
Full disclosure of directors remuneration on an individual basis including share options granted to directors.	Full disclose of the directors remuneration, bonus and share scheme is given on pages 109 to 112. No share options have been granted to non-executive directors.
Executive directors fixed term contract should not exceed three years without prior shareholder approval.	No contracts of employment for a period exceeding three years exist.
Remuneration philosophy should be disclosed.	The remuneration philosophy of the group is disclosed in the report from the Remuneration Committee.
Remuneration of non-executive directors should be approved by shareholders prior to payment.	The remuneration for non-executive directors for FY2005 was approved at the last annual general meeting and only paid to directors once approved by shareholders.

Board meeting

The Board should meet at least once a quarter and more frequently if circumstances require. Attendance by the directors at Board and committee meetings should be disclosed in the annual report.	The Board meets regularly – six times a year – to review the operational performance of the group, strategic issues, the business plan, acquisition, disposals and other major contracts and commitments. The Board meets on an ad hoc basis to consider specific issues, if the need arises. Details of attendance at Board and committee meetings is given on page 38.
The Board should be briefed timeously and relevant information should be subject to internal controls to ensure a high standard of reporting at all times to enable the Board to make informed decisions.	Board papers are distributed to Board members approximately seven days prior to Board meetings. Board papers are reviewed by an executive committee, Excom, which comprises the CEO,the chief financial officer, executive directors and the company secretary, to ensure that pertinent and sufficient information is provided in Board papers. In response to this year's annual Board review, a process of continuous improvement has been adopted.
Non-executive directors should have access to management without the attendance of executive directors.	Non-executive directors interact directly and informally with management regularly.

Board committees

Board committees should:
- assist the Board in fulfilling their duties
- be established with clear terms of reference
- ensure transparency and disclosure from the Board committee to the Board
- be free to take independent professional advice
- provide a brief remit of their duties and details of attendance at their meetings.
- be subject to regular evaluation.

The Board has established four Board committees:
- Audit Committee
- Safety, Health and Environmental (SHE) Audit Committee
- Remuneration Committee
- Nominations Committee

All committees have been established in terms of clear written terms of reference and are chaired by independent non-executive directors.

All committees report back regularly to the Board at Board meetings. A report from the chairman of and the minutes of the relevant committee meeting are tabled at the Board meeting. Members of Board committees are able to request outside independent advice when required. A brief description of each committee and their respective terms of reference are set out below under the relevant headings. Over the course of the last two financial years, the effectiveness of all Board committees has been evaluated and, where necessary, issues have been addressed.

Board and directors' evaluation

Retiring directors are evaluated prior to their nomination for re-election. In accordance with the terms of reference of the Nomination Committee, assessments of the Board are conducted every two years, of Board committees every alternate year and of directors retiring in terms of the articles, annually. During the year, assessments were conducted of the Board and retiring directors.

Dealings in securities

The group observes a closed period from the end of the relevant accounting period to the announcement of the interim or year-end results, as the case may be, during which neither directors nor officers may deal, either directly or indirectly, in the shares of the company or its listed subsidiaries.

Company secretary

Board members have access to a group secretary to provide guidance on their responsibilities and the discharge thereof.

Risk management

The risk management philosophy of the group is detailed below under the relevant heading.

Internal audit

An independent, objective, assurance function, which holds regular meetings with management and the Audit Committee and has direct access to the Chairman of the Board, and independently monitors the internal control systems. The Audit Committee give input on the scope of coverage and approves the internal audit plan.

Sustainability reporting

The group publishes a Corporate Responsibility Report in conjunction with the Annual Report. Details of this report are available on the company's website: www.implats.co.za.

Code of ethics

Implats has a *bona fide* code of business practice to which all employees and suppliers are expected to adhere. The policy outlines conflicts of interest, the prevention of dissemination of company information, the acceptance of donations and gifts, and protection of the intellectual property and patent rights of the company. The policy outlines the disciplinary action (including dismissal or prosecution) which will be taken in the event of any contravention.

ACCOUNTING AND AUDITING

Auditing and non-auditing services

Audit Committee should recommend the appointment of auditors and approve the use of the external auditor for non-audit work.	The appointment of external auditors is recommended by the Audit Committee for consideration by the Board. The use of the external auditors for non-audit services is regulated by the Audit Committee and the nature and extent of their use for non-audit tasks is disclosed in the Annual Financial Statements. Meetings are held on a regular basis between the external auditors and internal auditors to discuss the scope of audit plans and matters of mutual interest.

REPORTING OF A FINANCIAL AND NON-FINANCIAL NATURE

Information

The Board reviews the going concern statement at year-end and reconsiders such a statement at the interim stage.

Audit committee

Details of membership and attendance at Audit Committee meetings are set out on page 40.

Relations with shareholders

Investors, fund managers, analysts, the media and the market are kept fully, timeously and openly informed on all developments. Implats communicates regularly with shareholders and other stakeholders regarding its financial and operational performance. Communication with interested institutional and private investors pays due regard to the statutory and regulatory requirements on the communication of price sensitive information by the company and its officers.

It is company policy to pay dividends twice a year, at the end of the interim financial period (when approximately one-third of the dividend is paid) and at the end of the financial year (when usually the remaining two-thirds are paid). While the payment of dividends is not guaranteed, they have been paid consistently. Currently, the dividend cover is 1.9. The company has paid a special dividend previously and would consider doing so again if there was cash available in excess of the company's requirements and it elected not to pursue any other means of returning excess cash to shareholders.

The shareholder communication functions of the group secretary and the share registrar are supported by an investor relations programme which operates in South Africa, Europe, the United States and Canada. This programme is aimed at maintaining contact with institutional shareholders, fund managers and analysts in these countries, as well as the media, and to undertake formal financial disclosure through the interim and annual results announcements, the annual report, roadshows, press releases, ad hoc investor meetings, participation in investment conferences and the website. In particular, roadshows and teleconference calls also provide investors with the opportunity to communicate with management and to make recommendations to the Board. Management is also open to meetings requested by shareholders and contact details are available on the website.

The results announcements, both interim and annual, take the form of live presentations which are webcast simultaneously. International conference calls are also held. All presentations, webcasts and conference call transcripts are available on the website. In addition, copies of all presentations made by executive management are posted on the website.

Communication

A statement on the directors and auditors responsibility in reporting in this financial statement is set out in the Approval of the Financial Statements and Auditors report on pages 102 and 103.

BOARD OF DIRECTORS

There are seven independent directors, one non-executive and four executive directors on the Board.

Mr TV Mokgatlha is not considered to be independent due to his relationship with the Royal Bafokeng Nation, a substantial shareholder of the company.

During the year Mr PG Joubert, Mr MF Pleming and Mr DM O'Connor retired from the Board and Mr RS Dabengwa resigned. There were no new appointments.

The responsibilities of the Board of directors are set out in the table on page 34 to 37.

The curriculum vitae of all directors to be re-elected at the AGM are set out below:

David Brown (43) Executive Director and Chief Financial Officer, CA(SA), joined the group in January 1999 as Financial Director. Director of Zimplats Holdings Limited, Mimosa Investments Limited and Two Rivers Platinum (Pty) Limited. Member of the Executive, Risk Management and Hedging Committees. Prior to joining the group he worked in the information technology sector for four years and Exxon Mobil in Europe for five years.

Thabo Mokgatlha (30) Non-executive Director, CA(SA), graduated from the University of the North West. Centre Manager at the office of the Auditor General (representative of the North West Provisional Audit Committee) and partner at Mokua & Associates, audit firm. Currently Financial Director of Royal Bafokeng Resources Management Services (Pty) Limited. Joined the Board in 2003 as representative of the Royal Bafokeng Nation.

Les Paton (53) Executive Director, BSc (Hons) (Geology) B.Comm, Joined the group as geologist in February 1975 and has served in the group in various exploration and operational geology roles. Appointed as Consulting Geologist in September 1990 and Senior Consulting Geologist in August 2000. Appointed to the Board in August 2003. Director of Zimplats Holdings Limited, Mimosa Investments Limited, Aquarius Platinum (SA) (Pty) Limited and Two Rivers Platinum (Pty) Limited. Member of the Executive and Risk Management Committees.

Vivienne Mennell (62) Independent Non-executive Director, BA, MBA, FCMA, THD, former Financial Director of Rustenburg Platinum Mines Limited, Trans-Natal Coal Corporation Limited, Implats and Gencor Limited. Joined the Board in 1990 as Financial Director and re-joined the Board in 1998 as a non-executive director.

Attendance at Board meetings during the year is detailed below:

Attendee	Date of meeting						Number of meetings	Attended
	16.8.04	30.9.04	8.12.04	15.2.05	13.5.05	15.6.05		
FJP Roux (Chairman)	√	√	√	√	√	√	6	6
KC Rumble (CEO)	√	√	√	√	√	√	6	6
DH Brown (CFO)	√	√	√	√	√	√	6	6
CE Markus	√	√	√	√	√	√	6	6
JM McMahon	√	√	√	√	√	√	6	6
MV Mennell	√	√	√	√	√	√	6	6
K Mokhele	√	√	√	√	√	√	6	6
TV Mokgatlha	√	x	√	√	x	√	6	4
NDB Orleyn	x	√	√	√	√	√	6	5
LJ Paton	√	√	√	√	√	√	6	6
JV Roberts	√	√	√	√	√	√	6	6
LC van Vught	√	√	√	√	√	√	6	6
PG Joubert	√	√	retired				2	2
RS Dabengwa*	x	x	resigned				2	0
MF Pleming	√	√	√	retired			3	3
DM O'Connor	x	√	√	√	retired		4	3

* Mr Dabengwa, an executive director of MTN(SA), was transferred to Nigeria during the year, which made attendence at meetings and, ultimately, continued service on the Board difficult.

REMUNERATION COMMITTEE

Members

John Roberts – Chairman
Thandi Orleyn
Michael McMahon

The Remuneration Committee comprises three non-executive directors, and is chaired by an independent non-executive director. The Chairman, Chief Executive Officer and the Human Resources Executive are invited to attend all Remuneration Committee meetings except when their own remuneration is under consideration.

The policy of the group is based on the premise that fair and competitive remuneration should motivate individual achievement to enhance company prosperity, through a balanced mixture of both guaranteed and performance enhancing incentives to attract and retain highly skilled employees in the group.

The main functions of the Remuneration Committee are to:

- propose the remuneration (including incentive schemes) of executive directors and senior executives;
- benchmark remuneration practices against both local and international best practice;
- prepare innovative polices to attract and retain the services of highly skilled executives;
- ensure that terms and conditions of services of all staff are equitable and competitive;
- ensure that a succession planning process is in place;
- monitor employment equity ratios and targets;
- administer the share incentive scheme; and
- administer the share appreciation bonus plan.

Employees participate in a bonus scheme, which is based on individual achievement, certain value added criteria (such as volume and cost) and safety improvements. All senior employees set objectives for the year and apportionment of the bonus is based on the achievement of these objectives.

The Implats Share Incentive Scheme was closed to future issues with effect from October 2004. All share options issued and accepted prior to this date are still governed under the rules of the Implats Share Incentive Scheme. A new scheme called the Implats Share Appreciation Bonus Plan has been introduced to replace the Share Incentive Scheme. The new scheme pays out in the form of a cash bonus, equal to the increase in the price of the Implats' share on the stock exchange. Details of directors' remuneration are given on pages 109 to 112.

Attendance at Remuneration Committee meetings during the year was as follows:

Attendee	Date of meeting						Number of meetings	Attended
	16.08.04	15.09.04	3.11.04	12.02.05	5.03.05	12.05.05		
JV Roberts (Chairman)	√	√	√	√	√	√	6	6
NDB Orleyn	x	√	√	√	√	√	6	5
JM McMahon	√	√	√	√	√	√	6	6
FJP Roux			√	√	√	√	4	4
PG Joubert	√	√	retired				2	2

Attendance at Nomination Committee meetings during the year was as follows:

Attendee	Date of meeting					Number of meetings	Attended
	28.07.04	28.10.04	14.02.05	5.05.05	15.06.05		
MV Mennell (Chairman)	√	√	√	√	√	5	5
K Mokhele		√	√	√	√	4	4
FJP Roux		√	√	√	√	4	4
PG Joubert	√	√	retired			2	2
MF Pleming	√	√	retired			2	2

NOMINATION COMMITTEE

Members

Vivienne Mennell – Chairman
Fred Roux
Khotso Mokhele

During the year Mr PG Joubert and Mr MF Pleming retired from the Committee and Dr FJP Roux and Dr K Mokhele were appointed in their stead.

The Committee comprises three non-executive directors. It assists the Board in ensuring that the structure, size, effectiveness and composition of the Board and its committees:

- are reviewed regularly;
- comprise the requisite mix of skills, experience, diversity and other qualities;
- align with the strategic direction and requirements of Implats, and
- meet the requirements of sound corporate governance.

The Nomination Committee is responsible for ensuring that the Board, its directors and its committees are assessed regularly; proposing adjustments to the Board and its committees, as appropriate; planning for the succession of directors; recommending appointments and re-elections of directors; establishing a formal induction process and ensuring that a training and development programme is in place for Board members.

During the year, the evaluation exercises conducted on the Remuneration Committee and Nomination Committee were finalised and corrective action will be taken to address issues identified.

During the year, a self-evaluation exercise was undertaken by the Board and corrective action is being taken to address issues identified. In addition, the directors retiring and available for re-election were evaluated by their fellow Board members who endorsed their re-appointment.

AUDIT COMMITTEE

Members

Lex van Vught – Chairman
Vivienne Mennell
Thabo Mokgatlha
John Roberts

The Audit Committee comprises three independent non-executive directors and one non-executive director. Its role is to provide assurance that relevant Board duties are discharged by:

- monitoring the integrity of the financial statements and other relevant external financial reports of Implats and reviewing all significant inputs, judgements and outputs in order to present a balanced and understandable assessment of the position, performance and prospects of Implats, as appropriate;
- reviewing the company's internal financial control system and financial risk management system in order to safeguard Implats' assets;
- monitoring and reviewing the effectiveness of Implats' internal audit functions; and
- recommending to the Board the appointment of the external auditors, approving the remuneration and terms of engagement of the external auditors and monitoring their independence, objectivity and effectiveness, taking into consideration relevant professional and regulatory requirements.

The committee, in carrying out its tasks, has a wide range of powers to consult both internally and externally. The overriding principle is that the committee shall be provided with sufficient resources to undertake its duties.

During the year attendance at the Audit Committee meetings was as follows:

Attendee	Date of meeting					Number of meetings	Attended
	12.08.04	20.09.04	4.11.04	8.02.05	5.05.05		
LC van Vught	√	√	√	√	√	5	5
MV Mennell	√	√	√	√	√	5	5
TV Mokgatlha	√	√	√	√	√	5	5
JV Roberts	√	√	√	√	√	5	5





Its terms of reference allow the investigation into any activity of the company and permit the seeking of information or advice from any employee in the course of its duties. The Chairman of the Audit Committee meets once a year on an individual basis with the external and internal auditors, the Chief Executive Officer and the Chief Financial Officer without any other executive member of the Board in attendance.

The Audit Committee oversees the Risk Management Committee. A "whistle blowing" toll free helpline is in place to facilitate the confidential reporting of alleged incidents which are communicated to the Chairman of the Board.

SAFETY, HEALTH AND ENVIRONMENTAL AUDIT COMMITTEE

Members

Michael McMahon – Chairman
Fred Roux
Khotso Mokhele
Tony Scurr (external consultant)
Dirk Theuninck (executive)

A Board appointed Safety, Health and Environmental (SHE) Audit Committee has been in place since 1988. Its role in terms of its mandate is to monitor and review health, safety and environmental performance and

Attendance at SHE Audit Meetings during the year were as follows:

Attendee	Date of meeting				Number of meetings	Attended
	27.09.04	2.11.04	14.02.05	4.05.05		
JM McMahon (Chairman)	√	√	√	√	4	4
FJP Roux		√	√	√	3	3
K Mokhele			X	√	2	1
T Scurr #	√	√	√	√	4	4
DJM Theuninck *	√	X	√	√	4	3
MF Pleming	√	√	retired		2	2
DM O'Connor		√	√	retired	2	2
PG Joubert	√	retired			1	1

independent consultant
* executive

standards. The SHE Audit Committee supplements and gives support, advice and guidance on the effectiveness or otherwise of management's effort in the SHE arena. The committee consists of three independent directors, one executive and a consultant. The Chairman is an independent non-executive director.

Mr PG Joubert, Mr MF Pleming and Mr DM O'Connor retired from the committee during the year and Mr Dabengwa resigned. Mr JM McMahon was appointed as Chairman and Dr FJP Roux and Dr K Mokhele as members.

The committee meets at least once a quarter. Meetings are held alternately at operations, coinciding with visits to sites of SHE importance/relevance or at Implats' head office. At all meetings, Implats' overall performance in all areas of safety, health and the environment is critically appraised. Internal Audit regularly reviews reporting systems to ensure that accidents and injuries sustained by employees/contractors are reported timeously and effectively.

RISK MANAGEMENT

Implats has adopted an integrated approach to risk management and a common risk management methodology has been implemented at all business units and functions. The company believes that its risk management process and system design are in line with internationally recognised best practice and provide for all internal and external forms of business risks. A key consideration in designing the process and system was to ensure that these become an integral part of managing the business, with line managers taking full responsibility for the process and all the risk under their control.

All risks identified, their associated controls and risk mitigation plans are reviewed and reported by line managers on an ongoing basis to ensure compliance, where required, and the development of strategies to ensure the continuous reduction of risk where this is possible.

Ultimate accountability for risk management rests with the Board. The Board assumes this responsibility by undertaking self audits of compliance, regularly reviewing the group's strategic risks and assessing the effectiveness of management's application of risk management. The objective of these reviews and audits is to ensure sustainability and continuous improvement in the management of risks and that appropriate and timely action is taken in response to the inevitable changes in the external and internal business environments.

The Board is assisted in performing its duty by the management executive committee, sub-committees of the Board, external specialists and internal and external audit as and when this assistance is required.

As part of the process of continuous improvement and embedding risk management within the company, the following activities were completed in the period under review:

- A self-assessment of the Board and its compliance with corporate governance requirements such as King II was conducted;
- A comprehensive risk management manual was compiled that explains the group's risk management strategy, structures, processes, framework and systems. The manual also serves as the basis for training on risk management and is communicated to all employees involved with risk management. The manual contains the Implats Risk Management Policy and the Risk Financing Policy;
- An internal safety peer review methodology that is aligned and integrated with the risk management framework was designed and is being implemented across the group. Peer reviews are an additional means of strengthening existing assurance processes for safe work practices and towards eliminating injuries at work;
- Management reviewed the group's strategic risks to ensure the alignment of these risks with the group, business unit and functional strategies, business plans and executive responsibilities;
- Ongoing reviews of business unit base line risk assessments and project risk reviews were undertaken.
- An operational risk review, by an external risk assessment agency, of the physical assets and business interruption risks which serves to integrate and align the activities of risk management and insurance, was completed. The review assists Implats in achieving the best possible insurance terms and assists insurers in better understanding how risk is managed;
- Internal audit methodology has been integrated with the risk management framework. This ensures audit activities are enterprise risk-based, prioritised in line with risk assessments and that all controls are audited; and
- Compiled a stakeholder risk report which is available on the Implats website.





The strategic issues that currently face the group and which inform business planning, risk management and resource allocation priorities are:

- sustaining our commitment and drive towards zero harm to employees and ensuring their general wellness;
- managing where appropriate the uncertainties associated with volatile currency exchange rates. (It is the Board's policy not to participate in ongoing hedging against volatile currency exchange rates);
- ensuring legal and regulatory compliance in an environment that is continuously changing;
- retaining a focussed and sustainable growth portfolio and form of assets that ensures that the company remains in the top quartile of performers and within its areas of core competence;
- defending and, where possible, developing its market share;
- addressing relevant issues in respect of corporate responsibility, and being recognised as a good corporate citizen in the countries and communities where the company operates;
- maintaining reliable and effective production processes and delivering product on time and to specification;
- protecting and maintaining security and reliability of physical assets;
- maintaining mutually beneficial and healthy employee relations;
- sustaining unit production costs in the lowest quartile of the industry;
- maintaining effective project management processes and skills that ensure successful project implementation and delivery;
- managing appropriately the uncertainties associated with volatile metal prices. (It is the Board's policy not to participate in ongoing hedging against metal price volatility);
- maintaining an effective up-to-date group strategy and business plan;
- sustaining the group's commitment and drive towards zero harm to the natural environment and maintaining sound and mutually beneficial relationships with the communities in the vicinity of operations and with the general public;
- retaining process, systems and management technology competitiveness; and
- attracting, developing and retaining the requisite management, operational, technical and business skills, talent pool and employee motivation.

INSURABLE RISKS

A regular review of the group's major insurable risks and associated potential losses was undertaken. The company has taken steps to ameliorate potential losses through a variety of means. A comprehensive enterprise-wide risk management programme is in operation, which incorporates an appropriate level of self-insurance. Conventional insurance policies are utilised to provide cover for the group above this group self-insurance level.

INTERNAL CONTROL SYSTEM

The group maintains accounting and administrative control systems designed to provide reasonable assurance that the accounting records accurately reflect that all transactions are executed and recorded in accordance with sound business practices, the assets are safeguarded and that protection is provided against serious risk of error or loss in a cost-effective manner.

Employment equity

	Total employees	Total designated*	% designated*
Senior management	84	17	20.2
Middle management	500	168	33.6
Skilled	3,457	2.377	68.8
Total#	4,041	2,562	63.4

* The term "designated employee" refers to those employees designated in terms of the Employment Equity Act as having been historically disadvantaged and does not includes white females.

Total employees in service as at June 2005 (including Impala, capital projects and Marula). The targets as required by the Mining Charter are 40% HDSAs in management and 10% women in mining by 2009.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls has occurred during the year under review.

LEGISLATION

The Mineral and Petroleum Resources Development Act (the Act), which came into effect on 1 May 2004, has profound implications for the mining industry.

Together with the Broad-Based Socio-Economic Empowerment Charter for the Mining Industry (Mining Charter), the Scorecard for the Mining Charter and the Royalty Bill, this legislation presents a significant departure from the previous legislative regime and will govern the security of tenure of mineral resources and reserve assets for all South African mining and prospecting operations. Although the interim arrangements provided for in the Act allow for a five-year period to complete the conversion process, Implats applied during FY2005 to convert all the old order mining rights obtained under the Minerals Act of 1991. Significant milestones such as the facilitation of BEE participation in the Incwala Resources arrangement are in the public domain and are detailed elsewhere in the annual report.

In terms of the new minerals legislation, a mining right may be granted for a period not exceeding 30 years. It is presently envisaged that most of Implats' mineral resource and mineral reserve areas within South Africa will be mined out within this period. An extension will be required for some areas. Mineral resources presently contained within old order prospecting right areas also form an important part of the long-term mine plans and due priority will be allocated to these for the eventual progression to new order mining rights.

TRANSFORMATION

The business plan of the organisation includes interventions to support the transformation process, to develop and empower the workforce and to accommodate both anticipated and recently promulgated legislation.

The commitment to the process of unlocking the potential of our employees applies in particular to those who fall into the category of designated groups. All the developmental programmes, succession planning, career path programmes and the bursary project take cognisance of this commitment.

A Transformation Advisory Committee, which reports to the Board, and management transformation steering committees at each of the South African operations, have been established and specific numerical targets have been set over a five-year period to achieve a transformed workplace. The planned target levels and the levels of achievement are set out in the table above. Some progress against targets has been made, particularly at supervisory and management levels but there is still some way to go to meet the set targets.

The report above is a requirement in terms of the Employment Equity Act, the targets for which are reviewed periodically.

EMPLOYEE PARTICIPATION

The group is committed to open and transparent communication with employees and employee participation is encouraged through various short-term and long-term initiatives and campaigns. Regular leadership summits facilitate communication between management and employee representatives across the organisation. In addition, representatives of all unions serve on key committees such as the Impala HIV/AIDS and Best Practice Committees.

CODE OF VALUES

The group has adopted a code of values governing the manner in which it does business with its stakeholders and, in particular, covering business integrity and development, and safety of employees. The process whereby employees have committed themselves to these values has resulted in the development of the principles of that code into a "value statement" which interprets those values in a practical and easily understandable form. All employees and directors are required to adhere to the ethical standards contained in this code.

ACCESS TO INFORMATION

Implats has complied with the requirements of the Promotion of Access to Information Act of 2000. The corporate manuals are available on the website and from the Group Secretary.

SPONSOR

Deutsche Bank is the corporate sponsor, in compliance with the JSE's listing requirements.

EFFECTS AND IMPLICATIONS OF THE ANNUAL GENERAL MEETING

The notice of the annual general meeting set out on page 173 states:

Item

1. To approve the annual financial statements for the year ended 30 June 2005.

2. Re-appointment as directors of the company Messrs DH Brown, LJ Paton, TV Mokgatlha and Ms MV Mennell who retire from office at the meeting.

   The articles of association require that at least one-third of the Board retire from office annually but may be re-elected by shareholders at the annual general meeting. The curriculum vitae of the retiring directors are set out on page 38.

3. To grant the directors general authority to issue shares in the capital of the company subject to a maximum of 10% of the issued capital and the provisions of the Companies Act. The directors are required to issue shares in the capital of the company in terms of the employee share scheme.

Special business

4. Share buy-back
   To extend for a further year the authority of the directors to buy-back a maximum of 10% of the company's issued share capital. The company bought back approximately 1.8% of the issued shares capital in the past financial year, utilising surplus cash to support the company share price in times of weakness.

   The special resolution requires approval by a 75% majority of members present at the meeting.

5. Amendments to articles of association
   To amend the articles of association to regulate the appointment of the Chairman for a maximum period of six years (which may be extended with the approval of the Board).

   The special resolution requires a 75% majority of members present at the meeting.



Implats' results for FY2005 reflect excellent operating and financial performances. This review of 2005 includes a financial review, a review of the market, a review of operations and exploration, and a statement of mineral resources and mineral reserves.

review of 2005

financial review

key features for the year

- Headline earnings up 10% to 4,325 cents per share
- Gross margin of 34%
- Profit on the sale of Lonplats of R3.16 billion
- Marula impairment of R1.0 billion before deferred taxation reversal
- Total dividend for the year of 2,300 cents per share

Implats' results for the 2005 financial year reflect an excellent operating performance. The gross operating margin for the group was 34%, slightly lower than the margin of 36% recorded the previous year. Headline profit of R2.86 billion was 9% higher. The 78% increase in net profit to R5.3 billion includes the profit from the sale of the investment in Lonplats of R3.16 billion, the sale of the Messina IRS contract to Lonplats for a net amount of R72 million, and an impairment of R1.03 billion less the associated deferred tax reversal of R184 million for the Marula Platinum assets.

Results for the year

Sales increased by 6% in rand terms to R12.54 billion, and in dollar terms by 18% from $1.72 billion to $2.02 billion. Of the major earnings drivers, volumes and metal prices resulted in positive variances, while the exchange rate had a significant negative variance effect on sales:

- **Volumes**: Platinum and palladium sales rose 4% and 13% respectively for the year to June 2005 while nickel sales volumes were 8% lower, the net result was a positive variance of R208 million.
- **Metal prices**: An increase in the dollar prices of all major metals resulted in a 15% increase in the basket price received (average dollar revenue per platinum ounce sold) to $1,279 per ounce compared to $1,116 per ounce for the previous financial year. This resulted in a positive variance of R1,870 million.
- **Exchange rate**: The continued strengthening of the rand caused a negative exchange rate variance of R1,346 million for the year. The average rate achieved during the period was R6.20 per dollar compared to an average of R6.88 per dollar for the 2004 financial year.

Cost of sales

Total cost of sales increased by 10% to R8.32 billion compared to R7.55 billion for the previous financial year. This was mainly due to:

- a 5% rise in headline platinum production;
- an annual wage adjustment of 8%; and
- higher operating costs at the Zimbabwean operations.

The group unit cost per platinum ounce rose to R4,548, up 9.7% from the R4,144 per ounce for the 2004 financial year. The Impala unit cost per platinum ounce, which represents the majority of the business, rose by 5.3%.

Exchange rate transaction gains for the period amounted to R33 million versus a R216 million loss for the previous financial year. The applicable exchange rate for the translation of debtors/advances at 30 June 2005 was R6.66/$ compared to R6.17/$ on 30 June 2004, a weakening of 8%.

Operating margins (%)

Entity	Source	FY2005	FY2004
Impala	Mine-to-market	41.9	41.5
Zimplats	Mine-to-matte*	19.9	35.7
Mimosa	Mine-to-concentrate*	29.9	51.3
IRS	Matte/concentrate-to-market and toll	15.0	18.6
Implats		33.7	36.1

* Including the export incentive receipts, margins were 27.7% for Zimplats and 42.9% for Mimosa.

gross cash position at year-end


FY01 3,038
FY02 3,150
FY03 2,325
FY04 1,204
FY05 3,984

average rand/dollar exchange rate achieved


FY01 7.68
FY02 10.16
FY03 9.06
FY04 6.88
FY05 6.20

Contributions to earnings

Implats' income is derived from three distinct sources: mine-to-market operations, IRS and equity income from investments.

- **Mine-to-market operations**: Revenue is generated by operations owned, managed or jointly managed by Implats, namely: Impala Platinum, Marula Platinum, Zimplats and Mimosa. Gross margins for the financial year for the Impala segment were 41.9%, up slightly from 41.5%, for 2005. The margins for both Zimbabwean operations were down as a result of operating cost increases. Margins at Marula, which is still in a ramp-up phase, render a comparison meaningless at this stage.
- **IRS**: Income is generated by the processing of concentrate or matte purchased and toll treatment. IRS margins of 15% for the year were lower as a result of a decline in toll income. These lower margins also reflect IRS's reduced risk and lower level of capital intensity.
- **Equity income**: Income is generated by those companies in which Implats has, or had, equity accountable interests and include Lonplats, Aquarius Platinum and Two Rivers. For the 2005 financial year, equity accounted income amounted to R204 million. The Two Rivers project has been approved and will be included in the mine-to-market segment once operational.

Impala Platinum continued to be the major contributor to earnings, accounting for 77% of headline profit for the period under review. A 16% decline in platinum production through IRS for the 2005 financial year and a forex gain of R113 million, resulted in profit from IRS increasing by 18% to R466 million. This represents 16% of headline profit, compared to 15% the previous year. The contributions from the Zimplats/Mimosa operations decreased substantially as a result of increased unrealised profit in group inventories and operating costs.

Earnings from Implats' investment in Lonplats made a final contribution to group income. Attributable income decreased to R208 million and the contribution to group earnings reduced to 7% from 11% compared to the previous financial year as this investment was only equity accounted for six months. Dividends received from this investment for the period under review totalled R35 million.

Contributions to net profit from the various companies (Rm)

	FY2005	% contribution	FY2004	% contribution
Impala Platinum	2,201	76.9	1,678	64.1
IRS	466	16.3	394	15.0
Gazelle Platinum Limited – other*	(90)	(3.1)	–	–
Gazelle Platinum Limited – Lonplats	208	7.3	290	11.1
Aquarius Platinum (SA)	(4)	(0.1)	39	1.5
Barplats	–	–	(27)	(1.0)
Marula Platinum	(105)	(3.7)	(23)	(0.9)
Mimosa	95	3.3	112	4.3
Zimplats	90	3.1	156	6.0
Headline earnings	2,861	100.0	2,619	100.0
Profit from sale of investments/subsidiaries	3,155		322	
Profit from sale of IRS contract	72		–	
Impairment of assets	(850)		–	
Attributable earnings	5,238		2,941	

* Exchange loss and interest received on Lonplats receipts


7%
strategic holdings
16%
IRS
FY2005
77%
mine-to-market
profit contribution

Implats' share in Lonplats was sold for an amount of R4.9 billion ($763 million). As an integral part of this transaction, R617.5 million was made available as loans to various BEE companies. These loans are repayable within five to seven years and are structured into interest-free and interest-bearing portions.

The contribution from AQP(SA) for the 2005 financial year was a negative R4 million, compared to a positive contribution of R39 million the previous year. This was a result of the operating loss recorded by the Marikana mine and higher unrealised profit in group inventories.

Earnings

Headline earnings for the financial year increased by 10% to 4,325 cents per share compared to 3,934 cents in the 2004 financial year. This was mainly as a result of the 3% increase in the rand revenue per platinum ounce sold during FY2005. The effect of the decrease in the corporate tax rate from 30% to 29% announced by the South African fiscus during the period under review, allowed the company to benefit from a once-off non-cash adjustment to deferred taxation of R69.8 million.

A 10% change in the rand revenue per platinum ounce sold and received for a complete year (basket price) would result in a 30% change in headline earnings.

There was a slight decrease in the number of weighted shares in issue to 66.1 million shares, as a result of the share buy-back.

Dividends

The total dividend proposed for the year is 2,300 cents per share, comprising an interim dividend per share of 500 cents, which was paid in March 2004, and a final dividend per share of 1,800 cents. This is 10% higher than the total dividend declared and proposed in the last financial year of 2,100 cents a share.

Dividend remains at 1.9 times cover on headline earnings which is in line with the board's stated dividend policy.

Balance sheet, structure and cash flow

The group generated cash from operating activities of R2.79 billion during the year to June 2005 and net cash from investing activities of R2.50 billion. After funding the group's capital expenditure programmes, dividends and investments at the end of June 2005, the net closing cash position was R3.98 billion compared to R636 million at the end of June 2004. The group acquired 1.2 million of its own shares in terms of an approved share buy-back scheme for an amount of R613.1 million.

Contribution to attributable production (000 oz)

	FY2005 Platinum	FY2004 Platinum	**FY2005 PGMs**	FY2004 PGMs
Impala Platinum	1,115	1,090	2,062	1,976
IRS*	733	871	1,487	1,749
Lonplats (27.1%)	139	269	267	505
Total ounces in which Implats group has an economic interest	1,987	2,230	3,816	4,230
Less: Lonplats	(139)	(269)	(267)	(505)
Gross Implats production	1,848	1,961	3,549	3,725
Less: IRS metal returned to toll contracts	(246)	(501)	(479)	(1,012)
Retained for sale by Implats group	1,602	1,460	3,070	2,713

* Lonplats material treated included in IRS production

Note: In line with the attributable earnings stream, it should be noted that for FY2005, Implats had a total economic interest in about 2.0 million ounces of platinum and 3.8 million ounces PGMs.








5.5%
other
8.5%
palladium
10.5%
nickel
FY2005
10.7%
rhodium
64.8%
platinum
contribution by metal

The group will continue to examine its forward capital and investment requirements, and to balance this with its cash generative potential. Implats has maintained a strong balance sheet despite the recent strength of the rand against all foreign currencies. This has enabled Implats to fund its project pipeline. Implats, through its interests in Zimplats, Mimosa and Two Rivers, is in the process of finalising its debt financing: Zimplats, approximately R65 million; Two Rivers, R700 million (Implats' share – R315 million) and Mimosa, R65 million (Implats share – R32.5 million).

Assets are reviewed for impairment when a change in circumstances indicates that the carrying amount may not be recoverable. In terms of Implats' accounting policy, the recoverability of long-lived assets is derived from estimates of future discounted cash flows. These estimates are subject to risk and uncertainty, including future metal prices and exchange rates. During the year under review, exchange rates and the finalisation of a viable future mining plan at Marula indicated this would have an impact on discounted cash flows with the result that the carrying amount of the Marula project might not be recoverable and the assets could be considered impaired. As a result, an amount of R1.034 billion (R850 million net of tax) was written down as an impairment charge.

Capital expenditure

Group capital expenditure amounted to R1.99 billion for the year. Capital expenditure at the Impala Platinum segment was R1.69 billion compared to R1.2 billion in the previous period. This was largely accounted for by expenditure on the decline projects and the 16 and 20 Shaft projects. An amount of R118 million was spent on Marula Platinum and R181 million on the Zimbabwean operations.

market review

free market platinum price ($/oz) (monthly average)


900
800
700
600
500
400
300
FY01
FY02
FY03
FY04
FY05

automotive demand platinum (000 oz)


4,000
3,500
3,000
2,500
2,000
1,500
100
500
0
CY01
CY02
CY03
CY04
CY05
Europe
North America
Asia (includes China from 2003)
Other

The market volatility experienced in recent years, in terms of both commodity prices and exchange rates, continued during calendar year 2004 and into the first half of 2005, making this period especially challenging, particularly for the price-elastic jewellery sector. Despite ongoing substitution of platinum by palladium in gasoline catalysts, platinum demand continued to benefit from its growing use in light and heavy duty diesel vehicles, which exceeded 3 million ounces in 2004. Notwithstanding that the growth in supply exceeded that of demand, leaving the market balanced, the price for the period under review increased by 8% to $855 per ounce. This price rise reflects the strong fundamentals for platinum. It was further supported by forward buying by industrial consumers and a strong South African rand.

Demand for palladium rose substantially during the year, exceeding 7.5 million ounces, driven primarily by the introduction of this metal into the Chinese jewellery market. However, supply once again outstripped demand resulting in another substantial surplus for the year, with a predictable influence on price, leaving the average for the year at $201 per ounce.

PLATINUM

Five consecutive years of deficit in the platinum market ended in 2004, with the market essentially back in balance. This was precipitated by South African supply growth outpacing a more modest increase in demand.

Platinum supply and demand (000 oz)

Calendar years	**2005***	2004	2003	2002	2001
Demand					
Automobile	**3,380**	3,160	2,995	2,615	2,205
Jewellery	**2,210**	2,210	2,505	2,840	2,590
Industrial (including investment)	**1,665**	1,610	1,465	1,625	1,650
Total	**7,255**	6,980	6,965	7,080	6,445
Supply					
South Africa	**5,155**	4,910	4,655	4,450	4,105
Russia	**800**	800	1,000	950	1,100
Other	**615**	620	510	635	495
Recycling	**770**	705	665	630	600
Total	**7,340**	7,035	6,830	6,665	6,300
Surplus/(deficit)	**85**	55	(135)	(415)	(145)

* Estimate


diesel market share (%)
50
45
40
45
35
30
25
20
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Automotive

Once again growth in the popularity of diesel vehicles in Europe, which exceeded 48% of sales, coupled with the voluntary fitment of particulate filters in several European countries, provided the main impetus for platinum demand. Assisting this growth has been the ongoing expansion and enforcement of tighter emission standards around the world and an increasing desire for cars in markets like China and India.

Behind these global figures, there were significant developments in emission control technology which supported the strong demand for platinum in the face of rising prices. Improved combustion technologies developed to meet tighter standards resulted in lower operating temperatures, which in turn required higher platinum loadings.


jewellery demand platinum (000 oz)
3,000
2,500
2,000
1,500
100
500
0
CY01
CY02
CY03
CY04
CY05
China
North America
Japan
Europe
Other

Jewellery

As previously reported, the continued high and volatile price of platinum further eroded jewellery demand with offtake down some 12% to 2.2 million ounces. The main casualty in the market was China (down 20% to 1.0 million troy ounces), where high prices and low fabricator margins encouraged the adoption of alternative metals. Beneficiaries of this scenario were white gold and the introduction of palladium as a new segment.

Japanese demand continued its southerly spiral to a level last seen some 20 years ago, at around 600,000 ounces. As was the case in China, high prices and growth in white gold at the lower end of the market contributed to this decline. A positive feature of the market is increasing growth in white metal jewellery.

To combat the decline of fashion jewellery demand in China, the Platinum Guild International has launched a bridal campaign to capture a hitherto untapped market. The more recent de-linking of the Chinese currency to the US dollar will result in a revaluation of the Chinese yuan, which should in turn lower the local price of platinum and encourage its further growth.





Palladium supply and demand (000 oz)					
Calendar year	**2005***	2004	2003	2002	2001
Demand					
Automotive	**4,725**	4,535	4,465	4,530	5,435
Dental	**875**	850	825	785	725
Electronics	**880**	865	850	980	1,275
Other	**1,095**	1,405	650	605	545
Total	**7,575**	7,655	6,790	6,900	7,980
Supply					
South Africa	**2,585**	2,430	2,255	2,170	1,985
Russia†	**3,440**	3,875	3,400	1,900	4,500
Other	**1,500**	1,850	1,285	2,680	2,140
Recycling	**655**	555	475	410	355
Total	**8,180**	8,710	7,415	7,160	8,980
Surplus	605	1,055	625	260	1,000

* Estimate

† Includes sales of Stillwater stock acquired from Norilsk.

free market palladium price ($/oz) (monthly average)


600
500
400
300
200
100
FY01
FY02
FY03
FY04
FY05

PALLADIUM

Palladium demand has shown encouraging signs of recovery, fuelled by the continued substitution of platinum in gasoline engines and, as mentioned above, its introduction in jewellery in China. While in the region of 700,000 ounces of metal was used in the fabrication of jewellery, aimed primarily at more rural cities, it is to be noted that the bulk of this metal was utilised to build inventory pipelines and was not reflected in sales at the consumer level. It is too early to determine whether this is a new trend for the industry. Despite this improved scenario, the inexplicable further destocking of Russian metal added to the already extensive above-ground stockpile, leaving prices under pressure through the period.

free market rhodium price ($/oz) (monthly average)


1,700
1,500
1,300
1,100
900
700
500
300
FY01
FY02
FY03
FY04
FY05

RHODIUM

Robust demand from the automotive industry, primarily aimed at tighter NOx standards in gasoline engines, coupled with another year of growth in the glass industry, was in sharp contrast to a significant drop in Russian supplies, which resulted in the market moving significantly closer to balance. This resulted in a 130% increase in average prices to $1,345 for the year.

Rhodium supply and demand (000 oz)					
Calendar year	**2005***	2004	2003	2002	2001
Demand					
Automotive	**738**	677	620	632	614
Industrial	**133**	120	106	92	101
Total	**871**	797	726	724	715
Supply					
South Africa	**599**	554	537	501	456
Russia	**80**	80	130	90	125
Other	**36**	33	39	31	25
Recycling	**161**	142	127	114	106
Total	**876**	809	833	736	712
Surplus/(deficit)	5	12	107	12	(3)

* Estimate







free market nickel price ($/tonne) (monthly average)


17,000
15,000
13,000
11,000
9,000
7,000
5,000
FY01
FY02
FY03
FY04
FY05

NICKEL

Nickel prices remained firm throughout the period, averaging around $15,000 per tonne due to a combination of strong demand, primarily from the stainless steel industry, lower than anticipated supply growth, and stocks held by the London Metals Exchange stocks reaching historically low levels.

MARKET PROSPECTS

Prospects for PGMs essentially remain unchanged from that of recent years. The automotive industry is expected to continue to be the major driving force of demand for platinum in the medium term with both light-duty and heavy-duty emission control technologies being platinum-based. Demand will be supported by the jewellery sector and the platinum market is likely to remain in balance for the next few years which would indicate a continued firm price environment for the metal. The introduction of 585 platinum (58.5%), which may cannibalise the high purity segment, could make platinum more affordable to a much broader spectrum of the population.

Improving fundamentals for palladium, while good news for the metal may be insufficient in the short term to re-invigorate prices as above-ground inventories are plentiful. New applications currently being developed could significantly alter this position in the longer term.

The outlook for rhodium demand is positive but any increase in demand should be satisfied by growth in output from South Africa. The recent rally in the rhodium price to levels in excess of $2,000 an ounce, is not seen as being sustainable.

While the long-term outlook for nickel demand remains positive, new greenfields developments are expected to temper price behaviour over time.

review of operations


P55

Implats has five mine-to-market operations, Impala Platinum, Marula Platinum and the Two Rivers Platinum project on the Bushveld Complex in South Africa, and Zimplats and Mimosa on the Great Dyke in Zimbabwe. These operations, together with Impala Refining Services (IRS) which houses Implats offtake and toll-refinining agreements, produced 1.85 million ounces of platinum in FY2005.

impala platinum

key features for the year

- Record production of 1.115 million ounces of platinum
- 1% increase in tonnes milled
- 1% improvement in recoveries
- Cost of production rose by 7.7% to R4,739 million
- Cost per platinum ounce of R4,251 – up by 5.3%
- Capital expenditure of R1.7 billion

Impala Platinum consists of the mining operations, Mineral Processes, comprising the concentrating and smelting plants, and Refineries, which incorporates both a Base Metals Refinery and a Precious Metals Refinery.

SAFETY

Both the lost time injury frequency rate (LTIFR) and the fatal injury frequency rate (FIFR) improved markedly during the year. An LTIFR of 4.01 was recorded, down by 26%, while the FIFR improved by 50% to 0.048, the lowest levels ever. Both these rates have more than halved in the past four years. Despite this, there were regrettably four fatalities – three of which were fall-of-ground accidents and one a result of an underground locomotive collision.

Efforts to prevent falls of ground intensified and included the in-stope bolting as well as the new scraper winch programmes. This helped contribute to a 20% decline in the fall-of-ground injury rate. The in-stope bolting programme is now well established and early indications are that it will be most successful in improving hangingwall conditions. All development ends are equipped with expandable bolts, as are a significant number of stope panels. The introduction of the in-stope bolting programme has coincided with that of drill jigs, which together are expected to improve the quality of the blast and result in less damage to the hangingwall.

The ground control districts introduced in May 2002 have been extended to include support and management systems, especially where there is greater potential for seismic activity.

The behaviour-based safety management training programme, Tsiboga, continued with the focus on the training of frontline supervisors and ensuring that there is continued commitment from employees to safety.

At Mineral Processes, the Occupational Safety and Health Accreditation System (OSHAS 18000), which includes an all-encompassing safety management system, has been introduced.

Refineries maintained their zero fatality rate for a record nine years and four months. Seven lost-time injuries were recorded. The NOSCAR rating was retained by Refineries for the seventh year, and the NOSA 5-star rating for 21 years.

MINING

Impala Platinum's mining operation reported a 2% increase in production to an all time high of 1.115 million ounces



Impala produced 1.115 million ounces of platinum in FY2005 – an all time high

Impala Platinum – platinum production (000 oz)


FY01 1,002
FY02 1,025
FY03 1,040
FY04 1,090
FY05 1,115

Impala Platinum – cost (R/platinum ounce)


FY01 3,156
FY02 3,459
FY03 3,843
FY04 4,036
FY05 4,251

Impala Platinum – capital expenditure (R million)


FY01 978
FY02 1,009
FY03 1,079
FY04 1,197
FY05 1,693



Impala Platinum key statistics

		FY2005	FY2004	% change
Mining sales	(Rm)	8,396.8	7,679.2	9.3
Platinum		5,745.0	5,667.6	1.4
Palladium		661.9	711.5	(7.0)
Rhodium		927.6	422.0	119.8
Nickel		722.0	575.2	25.5
Other		340.3	302.9	12.3
Mining cost of sales		(4,875.7)	(4,495.9)	(8.4)
On-mine operations		(3,346.3)	(3,122.4)	(7.2)
Concentrating and smelting operations		(764.0)	(715.6)	(6.8)
Refining operations		(376.8)	(337.3)	(11.7)
Amortisation of mining assets		(491.8)	(481.5)	(2.1)
Increase/(decrease) in metal inventories		103.2	160.9	(35.9)
Mining gross profit		3,521.1	3,183.3	10.6
(Loss)/profit from metal purchase transactions	(Rm)	11.7	(1.7)	(788.2)
Sales of metals purchased		3,643.8	3,419.5	6.6
– IRS		3,640.4	3,187.5	14.2
– Other		3.4	232.0	(98.5)
Cost of metals purchased		(3,632.1)	(3,421.2)	(6.2)
– IRS		(3,630.7)	(3,176.8)	(14.3)
– Other		(1.4)	(244.4)	99.4
Gross profit		3,532.8	3,181.6	11.0
Gross margin ex mine	%	41.9	41.5	1.0
Other operating costs	(Rm)	(251.5)	(224.8)	(11.9)
Royalty expense		(388.8)	(397.4)	2.2
Sales volumes ex-mine				
Platinum	(000 oz)	1,103.1	1,070.5	3.0
Palladium	(000 oz)	512.2	471.9	8.5
Rhodium	(000 oz)	126.9	116.1	9.3
Nickel	(000 t)	7.9	7.1	11.3
Sales volumes metals purchased – IRS				
Platinum	(000 oz)	434.0	383.2	13.3
Palladium	(000 oz)	304.7	257.6	18.3
Rhodium	(000 oz)	57.5	49.0	17.3
Nickel	(000 t)	4.1	5.4	(24.1)
Prices achieved ex-mine				
Platinum	($/oz)	841	767	9.6
Palladium	($/oz)	208	219	(5.0)
Rhodium	($/oz)	1,168	519	125.0
Nickel	($/t)	14,598	11,758	24.2
Exchange rate achieved ex-mine	(R/$)	6.21	6.92	(10.3)
Production ex-mine				
Tonnes milled ex-mine	(000 t)	15,778	15,639	0.9
Platinum refined	(000 oz)	1,114.6	1,090.3	2.2
Palladium refined	(000 oz)	515.2	501.2	2.8
Rhodium refined	(000 oz)	130.3	116.1	12.2
Nickel refined	(000 t)	7.9	6.9	14.5
PGM refined production	(000 oz)	2,061.9	1,975.5	4.4
Total cost [1]		4,738.6	4,400.1	(7.7)
per tonne milled	(R/t)	300	281	(6.8)
	($/t)	49	41	(19.5)
per PGM ounce refined	(R/oz)	2,298	2,227	(3.2)
	($/oz)	371	324	(14.5)
per platinum ounce refined	(R/oz)	4,251	4,036	(5.3)
	($/oz)	687	588	(16.8)
net of revenue received for other metals	(R/oz)	1,872	2,195	14.7
	($/oz)	302	320	5.6
Capital expenditure	(Rm)	1,693	1,197	41.4
	($m)	274	174	57.5

[1] Restatement in FY2004 as a result of the adoption of IFRS2 (share-based payments).

in FY2005. Overall production of PGMs rose by 4.4% to 2.06 million ounces. This was despite the strike during the first half of the year and the associated loss of 44,000 ounces of platinum production.

The increase in production was the result of a rise in the quantity of tonnes milled (up by 0.9%) to 15.78 million tonnes, also a record level. The primary contributor to this was the increased volumes of output from the mechanised section at 12 shaft. For FY2005, mechanised production amounted to 1.4 million tonnes, 8.6% of total production at Impala. Continued mining of white areas (unmined remnants in old mining areas) again helped to support volumes. Ore mined from white areas amounted to 19% of total production this year and is planned to increase to 24% next year. Extensive investigations have been undertaken to identify and estimate resources still contained in these areas and on converting them into proven reserves.

Higher tonnages were mined despite the 10 days of industrial action that occurred in October 2004, delays in the implementation of the new in-stope technology and a 1.8% decline in headgrade to 4.82g/t. The decline in headgrade was a consequence of increased levels of ore sourced through mechanisation. The new minerals resource management system currently being implemented at Impala will enable improved grade control and more accurate mine planning.

Impala Platinum mining operation
Shaft location


N
19 decline
19
20
21
12N
12S
12
14 decline
14B decline
8
14
6
7
18
11 decline
11C decline
7A
11
17A
4
10
17
17 decline
5
10 decline
9
16
2
1 decline
1
16 decline
0
5
10
Scale - km

☐ Current shafts
Decline projects
■ Major capital projects (new shafts)
☐ Planned shafts

Impala Platinum – five-year operating statistics

		FY2005	FY2004	FY2003	FY2002	FY2001
Tonnes milled ex-mine	(000 t)	**15,778**	15,639	15,042	14,850	14,840
UG2 milled	(%)	**45.5**	46.1	45.7	53.6	49.6
Headgrade	(g/t 5PGE+Au)	**4.82**	4.91	5.06	5.05	4.90
Platinum refined production	(000 oz)	**1,115**	1,090	1,040	1,025	1,002
PGM refined production	(000 oz)	**2,062**	1,976	1,924	1,895	1,877
Total cost/tonne milled	(R/t)	**300**	281	266	239	213
	($/t)	**48.5**	40.9	29.5	23.6	28.0
Cost/PGM ounce refined	(R/oz)	**2,298**	2,227	2,078	1,872	1,685
	($/oz)	**371**	324	230	185	221
Cost/platinum ounce refined	(R/oz)	**4,251**	4,036	3,843	3,459	3,156
	($/oz)	**687**	588	426	341	415
Net of revenue received	(R/Pt oz)	**1,872**	2,195	909	(708)	(1,879)
for other metals	($/Pt oz)	**302**	320	101	(70)	(247)
Capital expenditure	(Rm)	**1,693**	1,197	1,079	1,009	978
	($m)	**274**	174	120	100	129
Labour complement*	(000)	**26.9**	27.5	28.4	27.9	28.0
Productivity	(m^2/panel man)	**40.1**	39.2	40.7	40.2	40.7
	(Pt oz/employee)	**41**	40	37	37	36

* *Average in service for the year (excluding capital projects).*

Restatement of previous year's unit cost was as a result of the adoption of IFRS2 (share-based payments).





Production by source (000 t)

	FY2005	FY2004	% change
Conventional mining	13,889	14,304	(2.9)
Merensky	6,711	7,087	(5.3)
UG2	7,178	7,217	(0.5)
Mechanized mining (Merensky)	1,362	624	118.3
Opencast mining (Merensky)	527	711	(25.9)
Total production	15,778	15,639	0.9

Cash operating cost per refined platinum ounce rose by 5.3% to R4,251 while the total cash cost per tonne milled was 6.8% higher, despite an 8% increase in wages that came into effect from 1 July 2004. This compares with an inflation rate (CPIX) of 3.5% for the period. On-mine costs rose by 6% from R200/tonne to R212/tonne, again boosted by increases in the prices of steel balls, fuel and water.

Productivity as measured by centares per panel employee increased from 39.2 in the last financial year to 40.1 in FY2005. This is largely attributable to the policy of implementing best practice as well as to the implementation of new technology. The 2% decline in the number of employees to 26,900, the increased volumes mined from mechanised areas and improved metallurgical recoveries all contributed to an increase in the number of platinum ounces produced per employee to 41 from 40 the previous financial year.

Impala Platinum has submitted all applications for the conversion of its old order mining rights to new order mining rights, and is in ongoing discussions with the relevant authorities.

New technology and mechanisation

Impala's strategy to develop and implement new technology aims to improve both safety and productivity and to reduce costs so as to give the operation a sustained competitive advantage. Impala is investing R45 million annually for three years (from FY2004 to FY2006) on new technology and mechanised mining. During FY2005, just over 1.4 million tonnes or 8.6% of total production from the Impala mining operation was from mechanised mining, primarily from 12 and 14 shafts. There is scope to increase the proportion of ore mined using mechanised methods to a maximum of 12%.

These technologies, which remove people from high-risk areas, are in line with global trends to create work environments that have a more skilled and less physically arduous profile. Two new technologies are currently being implemented, the drill jig, referred to as dynamic drilling technology, and extra low-profile trackless mining vehicles (mechanised mining).

The drill jigs have been designed to improve drilling accuracy and have the potential to increase the advance per blast by 10 – 15% to 1 metre. Drill jigs were

Impala 30-year production profile (000 tonnes)


Opencast Merensky
17D
18
19
21
17
14B
16
11C
E + F block
Current shafts
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
FY2006
FY2010
FY2015
FY2020
FY2025
FY2030
FY2035

implemented at 48 panels on the mine by the end of the 2005 financial year and a total of 300 Merensky panels by FY2007. Currently this technology is best suited to Merensky panels but steps are underway to adapt it for use on the narrower UG2 reef.

Low-profile trackless mining vehicles are used in stoping widths of 1.8 metres and trials are presently underway to test extra-low profile vehicles to operate in stoping widths of 1.2 metres. This mechanised equipment, which is suited for selected areas where the dips are flat and there is likely to be minimal dilution, enables a faster build-up to full production. The low-profile trackless equipment is being employed at 12 shaft. Currently, 57% of production at 12 shaft comes from mechanised mining, increasing to and stabilising at around 77% by FY2007. At 14 shaft, the current level of tonnage from mechanised mining is 21%. This is scheduled to rise to 24% in FY2006, after which it will decline and be maintained at 17% by FY2008.

Also under development and evaluation is a new cutting machine, the Alpine Reef Miner (ARM) 1,100 which cuts Merensky ore (as opposed to conventional drilling and blasting). In tandem, systems to clean the cutter's path and pick up ore are also being developed. Cutters generate copious amounts of dust and a scrubbing system has been devised and implemented to reduce this problem.. Other technologies being tested at Impala include a locomotive drill-rig, a trackless sweeping machine, gas-based blasting systems, an invert drop raiser and an oil-less drill.

Mining projects

In line with the mining strategy, the capital programme is designed to ensure production of 1.1 million ounces of platinum annually from the Impala Platinum mining operation over the next 30 years. The first of these capital projects is the declines project which involves developing decline shafts below the current third generation shafts, thereby extending the lives of existing shaft systems and establishing cccess to deeper reserves. Production from the decline shafts will replace the mineral reserves from the first and second generation shafts which are nearing depletion. To date, three of the declines are at full production with most of the planned increase in tonnes milled to come from the 11, 12 and 14 shaft declines. The remaining two declines are still in the build-up phase.

The second major mining project is a greenfields one involving the construction of two new shafts. In September 2004, the Implats Board approved capital expenditure of R6.6 billion (in nominal terms) for the development of 16 and 20 shafts, the first of the new fourth generation shafts. At full production these two shafts will together produce 355,000 ounces of platinum annually; 20 shaft is scheduled to come into production in 2009 and 16 shaft in 2012. Construction work on the two shafts began in October 2004.

Work on the E & F Block (between 2 and 4 shafts) began in July 2004. Site establishment, earthworks, the office lay-out area and installation of a service winder have been completed. The equipping of the incline shaft and





refurbishment of the headgear steel structure started during January 2005 and the winder will be installed by August 2005. Production is scheduled to begin in December 2006.

The 11 shaft decline project is nearing completion and a feasibility study exploring a further extension to this decline has been completed. This study will be presented to the Board for approval in August 2005.

14 shaft decline (which is a four-level decline) project is also nearing completion. Production from the first level has begun. A feasibility study is currently underway to extend this decline to access reserves below the fourth level.

With seven operational levels, 16 shaft will be 1,657 metres deep and will produce an estimated 226,500 tonnes of reef a month. The shaft will access both the Merensky and UG2 orebodies, although initially the focus will be on the former. There will be a down-cast shaft for the transport of rock, material and men, which will be the deepest, largest diameter, and highest tonnage shaft at Impala Platinum, as well as an up-cast ventilation shaft. As the virgin rock temperature will be 57°C at the deepest level, the refrigeration requirements will be extensive. The concrete headgear will be 108 metres high, the tallest in the world, and will house two winders, one to hoist men and material and the other rock. Conventional methods will be applied and all Merensky panels will be equipped with drill jigs.

Although it will be shallower than 16 shaft, 20 shaft will have a depth of 1,058 metres. 20 shaft, which is adjacent to 12 North shaft, will have a single large station below surface, with one decline system feeding upwards and another one feeding downwards. The focus initially will be on the mining of the Merensky Reef and once this has been depleted, the focus will shift to the UG2. Initial tonnage capacity forecasts are that 20 shaft will produce 185,000 tonnes per month of reef.

The development of the fourth generation shafts will be extended with investigations and the pre-feasibility study on 17 shaft due to begin shortly.

MINERAL PROCESSES

Impala Platinum's Mineral Processes incorporates the concentrating and smelting plants which process the ore mined at Impala's mining operations as well as concentrate sourced on behalf of IRS. Mineral Processes is currently running at peak performance with, for the second year in a row, tonnes milled, smelter throughputs and recoveries at record levels.

During the year, tonnes milled rose by 1% to 15.78 million tonnes. Overall concentrator recoveries rose again to a record level of 84.3% despite the increase in throughput. The increase in these recoveries, which was equivalent to 13,500 ounces of platinum for the year, was largely a result of the high-energy flotation technology implemented at the UG2 plant at a cost of R26 million. Recovery rates at the UG2 plant rose to 78% for the year. The tails scavenging plant, commissioned in December 2003,





continued to deliver and contributed more than 1% to overall recoveries. The smelter was again in a position to benefit from the spot business arising from Lonplats.

Overall, operating costs at Mineral Processes remain below R50 per tonne milled.

Over the next 12 months, planned capital expenditure will be primarily on the implementation of high-energy flotation technology at the MF2 plant, which treats about 30% of the UG2 ore mined. This will help to increase recoveries to 79%, in line with those of the UG2 plant.

REFINERIES

Impala Platinum's Refineries, which consists of the Base Metal Refinery (BMR) and the Precious Metals Refinery (PMR), continued to perform in line with expectations. Total output decreased by 6% to 1.848 million platinum ounces, a consequence of the once-off processing of material from Lonplats (232,000 ounces) in the previous financial year. If the once-off Lonplats material is excluded, then Impala Refineries reported record levels of production for all the platinum group metals produced, with the exception of ruthenium. Net of the Lonplats material, headline platinum production rose by 5% or 86,000 ounces.

The use of high-purity pipeline hydrogen from Sasol has been successfully incorporated into operations with better-than-expected efficiency gains (regarding the metallisation of nickel and cobalt), and an elimination of associated CO_2 (greenhouse gas) emissions, of 3,000 tonnes per month, a by-product of the old, on-site reforming.

Metal recovery levels were maintained as were efficiencies and costs, and there was no deterioration in metal pipelines, despite the extensive expansion work undertaken during the course of the year.

Major capital projects at both the BMR and PMR have progressed successfully and will position Refineries well, both in terms of the broader Implats growth vision and in terms of current and future environmental legislation.

At the BMR, the major issue is the expansion project which is scheduled for completion in September 2005 and which will take the plant to a capacity of over 2 million ounces of platinum. Additional work in the 2006 financial year will progress plant capacity towards 2.3 million ounces. The ball mill, expanded second-stage (copper) leach, nickel sintering furnace (and





associated nickel product handling circuit) and the ammonium sulphate crystalliser are all operational and providing relief to previously capacity-constrained areas.

The Ambatovy nickel project is an exciting development, which will involve a significant expansion to the BMR. The project has great potential to realise economies of scale and further improve base metal processing efficiencies.

At the PMR, the capital programme which is scheduled for completion at the end of FY2006 will increase the capacity to 2.3 million ounces of platinum. The processing expansion areas of base metal removal, ruthenium distillation and palladium ion exchange have all been successfully commissioned. Various pieces of gas scrubbing and liquid effluent handling equipment are well-advanced in construction, for commissioning early in the 2006 financial year. This will be followed by a full and detailed performance assessment to ensure that the requirements of the Environmental Impact Assessment (which incorporates the future anticipated permit conditions) are being, and will be met, on a continuous basis.

The research and development programme into ion-exchange technology has produced significant results in the further optimisation of existing, resin-based technology, leading to operational cost reductions in key processing areas. Investigations into alternate ion exchange methods have advanced to preliminary commercial-scale trials. New generation refining technology is being examined at bench scale with appreciable potential benefits in terms of both unit cost and pipeline performance anticipated.

The ability to recycle secondary materials within Refineries (as opposed to incurring significant external toll fees and exposing the operation to rand volatility) was further enhanced during the year with a dramatic improvement in the processing ability to purge certain minor metals and deleterious elements. This creates a far more robust process and allows for sustained, low-cost recycling.

marula platinum

key features for the year

- 29,800 ounces of platinum in concentrate produced
- Cost per platinum ounce of R9,829 increased by 38%
- New mining plan developed and being implemented
- Mining method adapted to suit geological conditions
- Capital expenditure of R118 million
- Impairment of R850 million

SAFETY

LTIFR and FIFR of 3.44 and 0.49 respectively were recorded for FY2005. While this was an improvement of 11% in the LTIFR on the previous financial year, the FIFR deteriorated. There were unfortunately two fatalities at Marula Platinum during the year. At the beginning of January 2005, the mining contract was terminated and Marula changed to owner mining. Newly recruited labour received extensive training to ensure the continuity of operations in line with group principles on safety.

MINING

A new hybrid mining method, incorporating both conventional stoping techniques and mechanised strike development and aimed at overcoming the shortcomings of the original mining plan, has been developed and is being implemented at Marula Platinum. The original plan to mine the UG2 Reef using the mechanised bord-and-pillar mining method failed to achieve the anticipated result. This was largely due to the reef dipping more steeply and undulating more than expected in the shallow areas, which hampered mechanised mining efficiencies and aggravated the extent of waste dilution.

As mentioned, another major change implemented from January 2005 was the switch from contractor mining to owner mining. All stoping, on-reef sinking and off-reef development are now being undertaken by Marula employees. The recruitment, training and re-classification of competent employees affected production as expected.

The change to owner mining, together with the change in the mining plan, mining method and labour recruitment, had a significant effect on production with just 766,000 tonnes being milled and 29,800 ounces of platinum in concentrate produced. Although significantly up on the 13,300 ounces recorded in FY2004, this was below budget. Production of 61,900 ounces is planned for FY2006.

As part of the transition to conventional mining, winches and in-stope roof bolting are currently being installed and drill jigs are being used. A key aspect of the revised mining plan is the mining height of 1.2 metres, which will reduce dilution and improve the run-of-mine grade.



A new hybrid mining method has been developed and is being implemented at Marula

Marula Platinum – planned production of platinum in concentrate (000 oz)


FY04
13.3
FY05
29.8
FY06
61.9
FY07
75.2
FY08
102.6
FY09
144.2
FY10
142.8

Marula Platinum – planned ramp-up in tonnes mined (000 t)


FY04
585
FY05
713
FY06
1,526
FY07
1,555
FY08
1,998
FY09
2,630
FY10
2,596

Marula Platinum – planned capital expenditure (Rm)


FY03
544
FY04
505
FY05
118
FY06
333
FY07
292
FY08
206
FY09
84
FY10
63

Marula Platinum key statistics

		FY2005	FY2004
Sales	(Rm)	237.0	94.4
Platinum		140.6	59.7
Palladium		31.6	16.6
Rhodium		54.9	13.4
Nickel		5.1	2.5
Other		4.8	2.2
Cost of sales		(360.4)	(111.3)
Mining operations		(214.4)	(66.4)
Concentrating operations		(78.5)	(28.3)
Treatment charges		(1.2)	–
Amortisation of mining assets		(66.3)	(16.6)
Gross profit		(123.4)	(16.9)
Gross margin	%	(52.1)	(17.9)
Sales volumes in concentrate			
Platinum	(000 oz)	29.8	13.3
Palladium	(000 oz)	29.6	13.2
Rhodium	(000 oz)	6.1	2.7
Nickel	(t)	77.4	37.7
Prices achieved in concentrate			
Platinum	($/oz)	750	687
Palladium	($/oz)	170	192
Rhodium	($/oz)	1,427	753
Nickel	($/t)	10,439	10,282
Exchange rate achieved	(R/$)	6.20	6.54
Production			
Tonnes milled ex-mine	(000 t)	766	574
Platinum in concentrate	(000 oz)	29.8	13.3
Palladium in concentrate	(000 oz)	29.6	13.2
Rhodium in concentrate	(000 oz)	6.1	2.7
Nickel in concentrate	(t)	77.4	37.7
PGM in concentrate	(000 oz)	77.0	36.6
Total cost		292.9	94.7
per tonne milled*	(R/t)	382	165
	($/t)	62	24
per PGM ounce in concentrate*	(R/oz)	3,804	2,587
	($/oz)	615	377
per platinum ounce in concentrate*	(R/oz)	9,829	7,120
	($/oz)	1,588	1,037
Capital expenditure	(Rm)	118	505
	($m)	19	74

* FY2004 unit costs reflect only stoping operations as development expenditure for the year was capitalised.









The off-reef capital project has been successfully staffed using available resources and is progressing as scheduled. Preliminary work on the development of the footwall infrastructure has begun. The main declines will be developed in the footwall, and therefore will be at a constant dip. This is better suited to the geological conditions in the area and will overcome the problem of steeper dipping and undulating reef horizons.

The training of employees, 70% of whom are based within a radius of 50 kilometres of the operation, is continuing and the quality of training has been improved. A recognition and access agreement was concluded with the National Union of Mineworkers (NUM).

Marula Platinum has submitted its applications for the conversion of its mining rights from old order to new order mining rights. Ongoing discussions are taking place with the relevant authorities regarding these.

As there was a significant change in the financial and operating assumptions on which the previous estimates of projected revenue were based, an impairment charge of R1.0 billion before tax was declared in June 2005. The appreciation in the value of the rand combined with changes in dollar metal prices, resulted in a loss in projected income. Higher capital requirements to support a viable mining method as well as a slower build-up in production account for the balance of this impairment charge.

Measures to reduce direct cash operating costs have been implemented and substantial savings have been achieved. These measures offset the lower-than-expected production volumes in terms of unit costs. The main area of focus remains to improve productivity levels, to increase the volumes mined and thus to be profitable.

Key statistics		
Mineral reserves	UG2	41.9 million tonnes
Mineral resources*	Merensky and UG2	104.6 million tonnes
Life-of-mine	Phase 1	17 years
Current production	Platinum in concentrate	29,800 ounces
Planned production (by 2009)	Platinum in concentrate	144,000 ounces
Capital expenditure	FY2005	R118 million
	FY2006	R333 million
Number of employees	At full production	2,750

* *Inclusive of Mineral Reserves.*

PROCESSING

The metallurgical plant was commissioned in February 2004 and is currently performing well with PGM recoveries of more than 87%, exceeding expectations and outperforming most UG2 plants. On average, the plant operated at 40% of capacity for the year, and this is expected to increase to 79% for FY2006. The dense media separation plant was decommissioned given the low volumes. Overall metallurgical PGM recovery rates are also expected to be in the region of 88% at full production.

CAPITAL EXPENDITURE

Capital expenditure during FY2005 totalled R118 million. In February 2005, the Implats' Board approved additional development expenditure of R830 million, of which R66 million was spent in FY2005.

BEE STAKE

Ownership of 20% of Marula Platinum has been set aside for a stake by BEE entities. The Marula Community Trust which has a stake of 5% has been established and received a R1 million donation from the Impala Community Development Trust. The remaining stake is to be held by Mmakau Mining, a black-owned mining company, (10%) and local HDSA business interests (5%). Mmakau Mining's stake will be finalised by December 2005 and that of the HDSA business interests during the course of FY2006.

OUTLOOK

The revised mine plan is based on a Probable Mineral Reserve of 17 years, to a depth of 770 metres below surface. Mining of the deeper extensions of the orebody still needs to be considered. In terms of the revised mining plan, long-term targets are still in place and Marula is scheduled to achieve production of around 75,200 ounces of platinum by FY2007, 102,600 ounces by FY2008 and full production of 144,200 ounces in FY2009.

The feasibility study on the Merensky Reef, which is likely to include trial mining, has been postponed to FY2007.





zimplats

key features for the year

- Platinum-in-matte production up by 2% to 86,800 ounces
- Ore milled increased by 3% to 2.1 million tonnes
- Plans to increase tonnes mined underground
- Total costs rise by 25% and unit costs by 23%
- Margin of 20%
- Discussions with authorities regarding indigenisation continue

SAFETY

The total injury frequency rate improved by 56%, year-on-year, to 14.67. Although Zimplats' LTIFR rate rose to 0.80 from 0.46 in FY2004, this rate remains the best within the Implats group and is largely attributable to the behaviour-based safety programme. Sadly, there was one fatality during the year and this contributed to an FIFR of 0.13. It should be noted that this safety performance occurred during a period of increased activity which presented additional safety challenges.

Several safety initiatives have been adopted and improved on during the year. These included, Chengeta, a behavioural intervention programme and safety rules specific to each section of the operation. Of concern is the high incidence of injuries and fatalities among the employees of contractors. The strategy to manage the safety performance of contractors has thus been intensified.

MINING

In FY2005, volumes milled rose by 51,900 tonnes (3%) to 2.1 million tonnes – of this 311,000 tonnes were from underground and 1.747 million tonnes from the opencast operation. Headgrade remained constant at 3.22g/t (3PGE+Au) while concentrator recoveries were up fractionally to 82.8% despite the semi-oxidised material processed during the first six months. Recoveries improved to an all-time high of 84% in the second half of the year.

Platinum-in-matte production increased to 86,800 ounces. Notwithstanding the problems experienced at the start of the year (a consequence of industrial action by contractor employees), most production targets have been met. The major challenge facing the company at present is the managed exchange rate and local inflation.

Zimplats has introduced a seven-day working week, which has helped contribute to increased production. In the second half of the year, the volume of opencast tonnes produced increased significantly, exceeding expectations. The underground mine is operating satisfactorily with ore production towards the end of the year being boosted by the delivery of a second fleet of trackless mining machinery. The run-of-mine ore stockpile was below acceptable levels throughout the year due to the strike by the mining contractor employees at the end of the previous year, and the low availability of drill rigs during the first half of the year.

Total costs increased by 25% to R542 million and unit costs by 23% to R6,249 ($1,010) per platinum ounce. This rise was as a result of the increase in opencast contractor rates, the fixed exchange rate of



Transition from open cast to underground mining is underway.

Zimplats – platinum-in-matte production (000 oz)


FY03
82
FY04
85
FY05
87

Zimplats – cost (R/platinum ounce)


FY03
5,223
FY04
5,074
FY05
6,249

Zimplats – capital expenditure (R million)


FY03
27.30
FY04
76.30
FY05
137.7

Zimplats key statistics

		FY2005	FY2004	% change
Sales	(Rm)	**696.1**	689.2	1.0
Platinum		**401.9**	425.6	(5.6)
Palladium		**74.8**	92.3	(19.0)
Rhodium		**68.6**	23.6	190.7
Nickel		**109.3**	109.4	(0.1)
Other		**41.5**	38.3	8.4
Cost of sales		**(557.3)**	(443.3)	(25.7)
Mining operations		**(409.7)**	(297.7)	(37.6)
Concentrating and smelting operations		**(104.3)**	(114.6)	9.0
Amortisation of mining assets		**(53.5)**	(46.9)	(14.1)
Increase in metal inventories		**10.2**	15.9	(35.8)
Gross profit		**138.8**	245.9	(43.6)
Intercompany adjustment*		**(27.9)**	(13.6)	(105.1)
Gross profit in Implats group		**110.9**	232.3	(52.3)

* The adjustment relates to sales from Zimplats to the Implats group which at year-end were still in the pipeline.

		FY2005	FY2004	% change
Gross margin	(%)	**19.9**	35.7	(44.3)
Other operating expenses	(Rm)	**(28.4)**	(20.5)	(38.5)
Export incentive		**54.0**		
Sales volumes in matte				
Platinum	(000 oz)	**85.8**	85.2	0.7
Palladium	(000 oz)	**71.5**	73.2	(2.3)
Rhodium	(000 oz)	**7.8**	7.8	0.0
Nickel	(t)	**1,493**	1,627	(8.2)
Prices achieved in matte				
Platinum	($/oz)	**757**	724	4.6
Palladium	($/oz)	**169**	183	(7.7)
Rhodium	($/oz)	**1,424**	438	225.1
Nickel	($/t)	**11,828**	9,738	21.5
Exchange rate achieved	(R/$)	**6.19**	6.90	(10.3)
Production				
Tonnes milled ex-mine	(000 t)	**2,058**	2,006	2.6
Platinum in matte	(000 oz)	**86.8**	85.3	1.8
Palladium in matte	(000 oz)	**72.0**	73.1	(1.5)
Rhodium in matte	(000 oz)	**8.0**	7.8	2.6
Nickel in matte	(t)	**1,496**	1,627	(8.1)
PGM in matte	(000 oz)	**187.0**	186.7	0.2
Total cost		**542.4**	432.8	(25.3)
per tonne milled	(R/t)	**264**	216	(22.2)
	($/t)	**43**	31	(38.7)
per PGM ounce	(R/oz)	**2,901**	2,318	(25.2)
in matte	($/oz)	**469**	336	(39.6)
per platinum ounce	(R/oz)	**6,249**	5,074	(23.2)
in matte	($/oz)	**1,010**	735	(37.4)
Capital expenditure	(Rm)	**137.7**	76.3	(80.5)
	($m)	**22.3**	11.1	(100.9)




MACK

Key statistics	
Ore reserves	266.6 million tonnes
Mineral resources*	2,504.8 million tonnes
Current production – platinum-in-matte	86,800 ounces
Life-of-mine (Phase 1)	20 years
Capital expenditure	$22 million in FY2005 $56 million planned in FY2006
No. of employees	1,700, including contractor employees

* Inclusive of Ore Reserves.


ABNORMAL LOAD



the Zimbabwean dollar versus the US dollar and the excessive rate of local inflation. A 45% devaluation in the local currency was announced in the second half of the financial year, however, this has only provided temporary relief. An additional devaluation of 94% was announced post year-end.

On the positive side, the company received payment of an export incentive totalling $8.7 million from the Reserve Bank of Zimbabwe which influenced net profit. (This incentive has subsequently been withdrawn).

The economic and political environment in Zimbabwe remains difficult. Although the inflation rate has come off recent record highs, it remains a concern. This, together with the managed exchange rate, is adversely affecting costs and profitability.

The contract with the opencast operator was renewed during the first half of the year, resulting in an increase in contractor costs of 31%. It was decided to substitute opencast tonnes for lower-cost, slightly higher-grade, underground tonnes, particularly given the success of the underground mining trials. An added advantage of this is that it will be owner-operated. The Zimplats and Implats Boards subsequently approved a proposal to expand underground production from the trial mine (portal 2) from 240,000 tonnes per annum to 1 million tonnes annually over the next two years at a capital cost of $46 million. The initial plan is to increase the tonnes mined from underground to around 780,000 tonnes in the coming financial year. This will help reduce overall costs. The shift to underground production will favourably position the company for future expansions.

The Implats' Board had previously approved an expansion of the operation to 145,000 platinum ounces with the proviso that certain conditions precedent be met. These include resolution regarding security of tenure over claims, clarity on indigenisation requirements, special mining licences, foreign currency accounts and the signing of the bilateral accord between South Africa and Zimbabwe. Discussions with various government officials and departments continue.

To prepare for the proposed expansion, Zimplats has proceeded with certain infrastructural requirements such as the provision of power (electricity reticulation is in progress) and water (a pick-up weir has been built). Plant site preparation and the management village have been completed. Of the $20.2 million budgeted for this infrastructure, $15.5 million had been spent by the end of June 2005 and $4.7 million has been budgeted for the completion of this development in FY2006.

A feasibility study is currently being conducted on Portal 4 underground mine, situated approximately 7 kilometres north of Portal 2, for the proposed expansion to the underground operation. The study is scheduled to be completed by the end of 2005.

PROCESSING

At the Selous Metallurgical Complex, both the semi-autogenous mill and the ball mill were relined during the year. Liners of a different design were installed in the semi-autogenous mill in an attempt to improve mill throughput and the efficacy of this is still being assessed. Mill feed was hampered by a one-day national industrial action in November and a breakdown on the primary crusher (a total of 163 hours were lost) at Ngezi. The crusher was taken off-line for repairs at the beginning of July 2005.

Overall concentrator recoveries were hampered by the increase in partially oxidised ore milled in the first half of the year as industrial action by the opencast contractors at the end of the previous financial year disrupted the mining sequence in the opencast mine. Concentrator recoveries improved in the second half of the year with finer grind being achieved and a reduction in the volume of oxidised material processed. Record average recovery levels were reported during the third quarter of the year.

CORPORATE ISSUES

In FY2005, Zimplats shareholders approved a scheme that involved the sale by Implats of its direct 30% stake in Makwiro Platinum Mines (Private) Limited to Zimplats. In return, Implats received 14.9 million newly issued ordinary Zimplats shares which, together with the programme to buy up minority shareholders on the Australian Stock Exchange, brings Implats' holding in Zimplats to 86.9% as at 30 June 2005. This revised structure is aimed at improving the group's ability to borrow funds. Implats strategy remains to buy up the minority shareholders and delist Zimplats from the Australian Stock Exchange. To eliminate confusion regarding the identities of Zimplats and Makwiro, the names of the two companies were changed to Zimplats Holdings Limited and Zimbabwe Platinum Mines (Private) Limited respectively, with effect from 1 July 2005.

In October 2004, the Reserve Bank of Zimbabwe announced that, given the importance of the PGM and platinum mining sector to that country's economic recovery programme, platinum was to be accorded special status, meaning that the metal would fall under the direct control of the Reserve Bank in terms of the 'enhanced platinum sector regime'. This was followed by the promulgation of two statutory announcements which effectively overrode provisions made in the Mining Agreement with the government of Zimbabwe regarding offshore bank accounts. Both Zimplats and its holding company Implats have held extensive discussions with the Reserve Bank of Zimbabwe on finalising a workable arrangement for the management of foreign currency, both for investment funding and for ongoing operational requirements. Additional administrative work is still required and management at Zimplats are currently attending to this and finalising outstanding issues.

INDIGENISATION

Discussions on the empowerment transaction continue with Nkululeko-Rusununguko Mining Company of Zimbabwe Limited. Delays in securing funding for the transaction have in turn led to delays in its conclusion. However, government policy on the indigenisation targets is still to be finalised. Zimplats has been involved in discussions with government and participated in representations from the Zimbabwean Chamber of Mines to government.

OUTLOOK

Discussions with various government departments continue and clarity is being sought on outstanding issues. Operationally, the plan is to reach full production at the underground mine (Portal 2) at Ngezi and to continue to reduce production at the opencast mine so as to position the company for expansion once the situation in Zimbabwe is clarified.

mimosa

key features for the year

- Ore milled up by 7% to 1.4 million tonnes
- Platinum-in-concentrate production increased by 9% to 66,700 ounces
- *Total costs rise by 42%*
- Cost per platinum ounce of R5,472 up by 30%
- Margins of 30%
- Capital expenditure of R88 million

SAFETY

The safety performance at Mimosa was distinguished by the achievement of more than 1 million fatality free shifts during FY2005. There was also a sharp decline in the lost-time injury frequency rate (LTIFR) to 1.40 from 2.61 in FY2004, an improvement of 46%

This improvement was the result of the commitment of both management and employees to the total elimination of injuries in the workplace. Mimosa has a policy of zero tolerance to sub-standard working conditions and unsafe actions. Every injury is thoroughly investigated to establish the cause and to set in place steps to prevent the recurrence of such an incident.

MINING

Mimosa continued to deliver an outstanding performance in FY2005, exceeding all its targets. Platinum production in concentrate rose substantially to 66,700 platinum ounces for the year. This was almost 9% up on the previous 12 months. The total quantity of PGMs produced was up by 9%. Tonnes milled increased by 7% to 1.4 million tonnes.

Total costs climbed by 42% to R365 million. The cost per platinum ounce was R5,472, 30% higher than in FY2004. The rise in costs was largely due to the pegged exchange rate, despite the devaluation by 45% of the local dollar against the US dollar at the end of May, and an environment of hyperinflation, particularly in relation to the rates of inflation in South Africa and the USA. The increase in the dollar price of oil is having an adverse effect on diesel costs.

The receipt of a consignment of new underground load-haul dump (LHD) equipment contributed to a marked improvement in underground mining efficiencies, as did the improvement in underground infrastructure, and this consequently led to a substantial improvement in mining output in the latter part of the year. The introduction of drill rigs in certain production sections has also led to improved efficiencies.

Despite the difficult operating conditions being experienced, including cost pressures and excessive levels of inflation, Mimosa retains its status as an exceptionally low-cost PGM producer.

The joint owners of Mimosa, Implats and Aquarius Platinum, have approved a minor expansion to 80,000 ounces of platinum. However, this expansion is subject to the approval and sourcing of external funding as well as approval of project status. An application for project status will be submitted to the government and the Reserve Bank of Zimbabwe. Project status confers attractive duty exemptions on capital goods.



Mimosa continues to deliver an outstanding performance

Mimosa – platinum production (000 oz)


FY03
36.0
FY04
61.4
FY05
66.7

Mimosa – cost (R/platinum ounce)


FY03
4,672
FY04
4,199
FY05
5,472

Mimosa – capital expenditure (R million)


FY03
174
FY04
81
FY05
88

Mimosa key statistics

		FY2005	FY2004	% change
Sales	(Rm)	**609.8**	555.4	9.8
Platinum		**315.9**	311.9	1.3
Palladium		**56.0**	61.0	(8.2)
Rhodium		**33.6**	15.8	112.7
Nickel		**149.1**	125.6	18.7
Other		**55.2**	41.1	34.3
Cost of sales		**(427.4)**	(302.5)	(41.3)
Mining operations		**(277.9)**	(208.5)	(33.3)
Concentrating operations		**(67.2)**	(41.5)	(61.9)
Treatment charges		**(60.0)**	(62.1)	3.4
Amortisation		**(32.8)**	(25.2)	(30.2)
Increase/(decrease) in inventories		**10.5**	34.8	(69.8)
Gross profit		**182.4**	252.9	(27.9)
Intercompany adjustment*		**0.2**	17.0	(98.2)
Gross profit in Implats group (50%)		**90.9**	143.5	(36.7)

* The adjustment relates to sales from Mimosa to the Implats group which at year-end were still in the pipeline.

		FY2005	FY2004	% change
Gross margin	(%)	**29.9**	51.3	(41.7)
Other operating costs	(Rm)	**(19.9)**	(7.8)	155.1
Export incentive		**78.9**	32.7	141.3
Sales volumes in concentrate				
Platinum	(000 oz)	**61.9**	60.8	1.8
Palladium	(000 oz)	**45.2**	44.3	2.0
Rhodium	(000 oz)	**5.0**	5.0	0.0
Nickel	(t)	**1,806**	1,781	1.4
Prices achieved in concentrate				
Platinum	($/oz)	825	743	11.0
Palladium	($/oz)	200	199	0.5
Rhodium	($/oz)	1,095	455	140.7
Nickel	($/t)	13,343	10,219	30.6
Exchange rate achieved	(R/$)	**6.19**	6.90	(10.3)
Production				
Tonnes milled ex-mine	(000 t)	**1,424**	1,334	6.7
Platinum in concentrate	(000 oz)	**66.7**	61.4	8.6
Palladium in concentrate	(000 oz)	**49.3**	44.7	10.3
Rhodium in concentrate	(000 oz)	**5.2**	5.0	4.0
Nickel in concentrate	(t)	**1,808**	1,708	5.9
PGM in concentrate	(000 oz)	**137.8**	126.1	9.3
Total cost		**365.0**	257.8	(41.6)
per tonne milled	(R/t)	**256**	193	(32.6)
	($/t)	**41**	28	(46.4)
per PGM ounce	(R/oz)	**2,649**	2,044	(29.6)
in concentrate	($/oz)	**428**	296	(44.6)
per platinum ounce	(R/oz)	**5,472**	4,199	(30.3)
in concentrate	($/oz)	**884**	609	(45.2)
Capital expenditure	(Rm)	**88**	81	8.6
	($m)	**14**	13.5	3.7


MIMOSA
MINE



Key statistics		
Ore Reserves		32.3 million tonnes
Mineral Resources*		126.1 million tonnes
Current production – platinum-in-concentrate		66,700 ounces
Life-of-mine (Phase 1)		20 years
Capital expenditure	FY2005	R88 million
	FY2006	R134 million
Number of employees		1,620 including contractor employees

* Inclusive of Ore Reserves.





The export incentive received from the Reserve Bank of Zimbabwe was 141% up on the year at R79 million. (This incentive was recently withdrawn). Another positive factor was the announcement in the first half of the financial year of a decline in the tax rate to 15%, backdated to January 2004.

Also a feature of the year was the absence of any serious industrial relations incidents, despite the current challenging industrial relations climate in the country.

PROCESSING

During the year, steady progress was made on the plant optimisation programme. Problems with the crushing circuit were resolved and throughput is running at levels sufficient to enable steady state operation of flotation circuits. Recovery rates of base metals exceeded expectation. Overall, concentrator PGM recoveries were maintained at 77.1% for the year. The higher levels of production were as a result of the greater volumes being put through the concentrator. An added benefit of the increased run-of-mine volumes was a consistent supply of feed to the plant. The plant feed grade decrease by 1% to 3.69g/t (3PGE+Au).

Mimosa has a life-of-mine concentrate offtake agreement with IRS and in terms of this concentrate is transported from Mimosa to Impala Platinum's Mineral Processes.

INDIGENISATION

Implats remains committed to facilitating the acquisition of a stake by indigenous Zimbabweans in Mimosa. Both Implats and Aquarius Platinum, the joint venture partners in Mimosa, are willing to participate in discussions. Resolution is required on the percentage of the stake required by government. Discussions with the prospective consortium are at an advanced stage and are expected to be finalised by the end of the year.

OUTLOOK

In the longer term, growth will be planned incrementally. In the shorter term, the expansion of production to 80,000 ounces of platinum will proceed subject to debt financing. Planned capital expenditure of R154 million in the coming financial year will cover modifications to the concentrator to increase capacity by 25% by June 2006. Indications remain that current production at Mimosa could, given the right circumstances, double in three years.

two rivers

key features for the year

- Project given the go-ahead
- Planned capital expenditure of R1.2 billion
- Planned steady state production of 120,000 ounces of platinum a year
- Full production scheduled for FY2008

Joint venture partners in the Two Rivers Platinum project, Implats (45%) and African Rainbow Minerals Limited (ARM) (55%), have given the go-ahead to this project on the eastern limb of the Bushveld Complex in the province of Mpumalanga, South Africa. In terms of the joint venture agreement, ARM will manage the project and Implats will undertake the processing and refining of the material mined through IRS. The decision to proceed follows the success of trial mining in testing critical project assumptions. The mining and stockpiling of nearly 266,000 tonnes of UG2 ore, together with extensive access development, substantively validated geological and mining feasibility parameters. The concentrator will be a standard MF2 plant.

While both the Merensky and UG2 reefs occur on the property, mining will focus initially on the UG2 reef. The UG2 mineral reserve totals 40 million tonnes at a grade of 4.18g/t (5PGE+Au mill grade). An added advantage is the platinum to palladium ratio of 5:3. The underground mine will be accessed via a decline shaft system comprising a footwall conveyor decline and two on-reef declines: one for vehicle access and the other a chairlift installation for the transportation of employees. Underground mining operations will be fully mechanised.

Capital expenditure to take this project to commissioning stage is estimated to be approximately R1.2 billion. Half of this amount has been secured through Absa and Nedbank, with the partners contributing the balance in proportion to their respective holdings. Thus, Implats will contribute R270 million and ARM, R330 million.

All the required environmental and mining authorisations for project release have been approved by the Department of Minerals and Energy. The mine will employ around 1,000 people, including contractors.

OUTLOOK

Currently, planned production is 2.2 million tonnes annually over a life-of-mine of 20 years. This will be supplemented by up to 400,000 tonnes per annum from the development ore stockpile and opencast material in the first few years and 300,000 tonnes of adit material thereafter.

Two Rivers is expected to yield 120,000 ounces of platinum, 68,000 ounces of palladium and about 20,000 ounces of rhodium at steady-state production. Full production is scheduled for FY2008.

Go-ahead given to R1.2 billion Two Rivers Platinum project

impala refining services

key features for the year

- Refined platinum production of 733,000 ounces
- Refined PGM production of 1.49 million ounces
- Net profit was R538 million, including foreign exchange transaction gains and a once-off payment (equivalent to R72 million after tax) from Lonmin
- Contribution to group profits of 10%
- Gross margins of 15%

Impala Refining Services (IRS), which is engaged in the processing of third party material from toll-refining activities, as well as the purchase of concentrates from independent, non-controlled subsidiaries or controlled companies, continued to make a significant contribution to the group, especially in the second half of the year. IRS uses existing infrastructure and capacity within the group thus improving the unit costs of the mine-to-market operations.


IMPALA
REFINERIES

OPERATING PERFORMANCE

Excluding the once-off processing of 232,000 ounces of platinum from Lonplats in the previous year, platinum production by IRS rose by 10%. Total platinum production for FY2005 was 733,000 ounces. Increasing contributions were realised from the Aquarius Platinum operations, Marula Platinum and from IRS's long-standing relationship with A-1 Specialized Services and Supplies Inc.

FINANCIAL PERFORMANCE

Year-on-year financial comparisons were influenced by a number of factors most notably:

- the refining of 232,000 platinum ounces and associated PGMs by IRS during the refurbishment of the Lonplats' smelter in FY2004 which significantly contributed to the year-on-year reduction in FY2005 toll income.
- the strengthening of the local currency against the dollar
- higher sales volumes, in line with Implats' stated goal of increasing its saleable metal profile.
- the improvement in dollar metal prices

Gross margins although healthy were lower than in FY2004 due to reduced tolling volumes. The softening of the local currency in May/June 2005 meant that translation gains were realised against advance provisions to IRS's customers.

Net profit from operations increased to R538 million compared to R394 million the previous year. This includes a once-off payment from Lonmin on the purchase of Messina to buy-out the refinery contract with IRS. (The settlement requires that Lonmin will continue to deliver Messina concentrate for a further 12 months.) Sales and cost of sales rose by 6% and 10% respectively owing to reduced tolling volumes.

IRS – platinum production (000 oz)


FY01
289
FY02
362
FY03
474
159
FY04
639
232
FY05
700
33
Lonplats

IRS key statistics

		FY2005	FY2004	% change
Sales	(Rm)	4,072.3	3,851.5	5.7
Platinum		2,285.5	2,099.4	8.9
Palladium		426.0	409.7	4.0
Rhodium		468.1	189.6	146.9
Nickel		536.5	638.6	(16.0)
Other		356.2	514.2	(30.7)
Cost of sales		(3,460.5)	(3,135.5)	(10.4)
Metals purchased		(3,635.6)	(3,122.4)	(16.4)
Smelting and refining costs		(188.8)	(201.7)	6.4
Increase in metal inventories		363.9	188.6	92.9
Gross profit		611.8	716.0	(14.6)
Gross margin	(%)	15.0	18.6	(19.4)
Other operating costs	(Rm)	(29.2)	(1.8)	(1,522.2)
Sales		4,072.3	3,851.5	5.7
Direct sales to customers		261.5	303.2	(13.8)
Sales to Impala		3,630.7	3,176.8	14.3
Toll income		180.1	371.5	(51.5)
Total sales volume				
Platinum	(000 oz)	445.2	398.8	11.6
Palladium	(000 oz)	313.3	260.9	20.1
Rhodium	(000 oz)	61.0	52.0	17.3
Nickel	(000 t)	5.9	7.7	(23.4)
Prices achieved				
Platinum	($/oz)	828	772	7.3
Palladium	($/oz)	219	230	(4.8)
Rhodium	($/oz)	1,240	535	131.8
Nickel	($/t)	14,540	12,089	20.3
Exchange rate achieved	(R/$)	6.20	6.82	(9.1)
Refined production				
Platinum	(000 oz)	733.3	871.1	(15.8)
Palladium	(000 oz)	513.9	544.6	(5.6)
Rhodium	(000 oz)	103.8	135.4	(23.3)
Nickel	(000 t)	8.1	9.5	(14.7)
Total PGM	(000 oz)	1,486.8	1,749.3	(15.0)
Metal returned				
Platinum	(000 oz)	246.2	501.1	(50.9)
Palladium	(000 oz)	159.5	314.0	(49.2)
Rhodium	(000 oz)	53.8	96.7	(44.4)
Nickel	(000 t)	1.9	1.5	26.7











The contribution by IRS to the group continued to escalate as follows:

IRS – profit and contribution to group	Profit (Rm)	% contribution to group
2001	300	6.5
2002	416	9.0
2003	151	4.4
2004	394	13.4
2005	538	10.3

Refined platinum production (000 oz)	FY2005	FY2004	% change
Marula	**30.9**	5.4	472.2
Zimplats	**82.4**	84.3	(2.3)
Mimosa	**60.8**	52.8	15.2
Aquarius Platinum SA	**215.5**	187.7	14.8
Lonplats	**32.5**	232.2	(86.0)
Barplats	**1.1**	21.6	(94.9)
Other	**310.1**	287.1	8.0
Total	**733.3**	871.1	(15.8)

OUTLOOK

Increased metal receipts are likely from the recycling of autocatalysts and from increased production at Marula as well as from the Aquarius Platinum operations, *Kroondal and Marikana*. The Barplats' operation, Crocodile River mine, recently resumed production and deliveries should flow through from FY2006. In all, both platinum and PGM production through IRS are expected to continue to rise in the year ahead.

investments

key features for the year

- Implats' stake in Lonplats sold for R4.9 billion to yield a profit of R3.2 billion and BEE credits
- Aquarius Platinum achieves its best production
- R71.5 million spent on maintaining Implats' stake in Aquarius Platinum (South Africa) at 20%
- Interest in Ambatovy nickel project acquired for $50 million – detailed feasibility study underway

The development of relationships with other industry players so as to provide a positive cash flow, additional resources and new and ongoing business for IRS remains an integral part of Implats' growth strategy. Implats continually reviews its strategic holdings and rationalises them as and when appropriate. In line with this strategy, the decision was taken to sell Implats' 27.1% stake in Lonplats as the company focusses on mine-to-market production.

LONPLATS

On conclusion of the transaction for the sale of the stake in Lonplats in September 2004, Implats received R4.9 billion ($762.8 million) to give it a net profit of R3.2 billion. The proceeds received from the sale have been used to date in part to fund a shareholder-approved share buy-back and will in part be used to fund capital expenditure at Impala's mining operations.

The stake in Lonplats was sold directly to a grouping of black empowerment consortia (9%) and to Lonmin (18.1%), thus enabling Implats to play a key role in the establishment of Incwala Resources (Pty) Ltd and its subsidiary Incwala Platinum (Pty) Ltd. In this way, Implats has been able to meet in part some of the requirements of the Mining Charter. The Department of Minerals and Energy (DME) indicated that, as presented, this transaction is in line with the requirements of the new mining law. The DME will only evaluate compliance with the legislation when considering Implats' formal application for conversion to new order mining rights, but it has acknowledged that, having facilitated this transaction, Implats will be allocated credits proportional to the percentages and ounces sold to the BEE partners (9%). Application for these credits has been made to the DME and it is anticipated that in Impala Platinum's hands these credits will equate to ownership credits of 7.5%, based on an ounce-for-ounce comparison.

AQUARIUS PLATINUM

Implats holds an 8.6% stake in holding company Aquarius Platinum Limited, which is listed on the Australian and London stock exchanges and which listed on the JSE in November 2004. Implats also has a 20% direct stake in Aquarius Platinum's subsidiary Aquarius Platinum (South Africa) (AQP(SA)), the owner and manager of the Kroondal and Marikana mines and the Everest project. In addition to its equity stakes in Aquarius Platinum and AQP(SA), Implats' subsidiary,

Effective contribution of Implats' 27.1% share in Lonplats

		FY2005*	FY2004	% change
Financial				
Sales revenue	(Rm)	**1,038**	1,725	(40)
Profit before tax		**295**	460	(36)
Net profit		**208**	290	(28)
Dividends received		**35**	285	(88)
Refined production				
Platinum	(000 oz)	**139**	269	(48)
Palladium		**60**	119	(50)
Rhodium		**18**	37	(51)
PGM production		**267**	505	(47)

* March 2004 – September 2004

Attributable contribution of Implats' interest in AQP(SA)			
Rm	**FY2005**	FY2004	% change
Profit before tax	**7**	40	(82.5)
Change in unearned profit	**(6)**	8	(175.0)
Share of taxation	**(5)**	(9)	44.4
Profit	**(4)**	39	(102.6)
Refined production (000 oz)			
Platinum	**216**	188	14.9
PGMs	**412**	349	18.1

IRS, has concentrate offtake agreements with both Kroondal and Marikana regarding portions of their production. Implats has a 50% stake in the Mimosa mine in Zimbabwe in partnership with Aquarius Platinum.

AQP(SA) finalised its BEE transaction with a consortium led by Savannah Resources (Pty) Ltd in October 2004. The consortium subscribed for a 29.5% shareholding in the company's increased share capital for a consideration of R860 million, R819 million of which has been earmarked for the development of the Everest project. At the time of this transaction and to avoid dilution, Implats acquired an additional holding in AQP(SA) at a cost of R71.5 million to maintain its holding at 20%.

Production at AQP(SA) rose overall by 15% to 216,000 ounces of platinum (412,000 ounces PGMs), a record level in FY2005, owing largely to the improved performance at Kroondal. The Kroondal operation is being expanded as part of a pool and share arrangement (P&SA) with Anglo Platinum to give the mine both increased output (more than 500,000 ounces of PGMs) and a longer life. The Marikana mine has continued to under-perform although a recently announced P&SA here could result in additional throughput, longer life and lower costs over the life of mine.

Construction at the Everest project began in November 2004. Everest, which is located on the eastern limb of the Bushveld Complex, outside Lydenburg in Mpumalanga, is scheduled to produce 145,000 ounces of platinum (288,000 ounces of PGMs) annually from FY2007. The forecast life-of-mine is 12 years. Construction and underground development are on schedule and small-scale opencast mining has begun. The ore mined is presently being stockpiled.

AMBATOVY

At the end of May 2005, Implats announced that it would purchase a stake in a nickel project in Madagascar, in a joint venture with a Canadian company, Dynatec Corporation for a consideration of $60 million. The Ambatovy nickel project has, according to a feasibility study released by Dynatec, the potential to produce 60,000 tons of nickel and 5,600 tons of cobalt per annum. The parties are funding a detailed, technical feasibility study, which includes expanding the existing BMR at Implats' Refineries in Springs, South Africa.

The project is a large-scale nickel and cobalt mining and extraction operation with a front-end process producing mixed sulphides in Madagascar and a back-end refinery based in Springs, South Africa. The new refinery will have the capacity to treat 80,000 tonnes of nickel annually to allow for Implats' current nickel production. The project will be jointly managed by Dynatec, which will contribute its expertise in pressure acid-leaching technology, and by Implats which will contribute its expertise and experience in base metals refining.

In terms of the agreement with Dynatec, senior debt funding will be sought for at least 50% of the funding requirements. Also agreed were the following:

i. Implats will contribute $50 million towards Dynatec's share of equity contributions, whereafter all parties will be required to contribute their proportionate share of equity and provide their share of any guarantees sought by the financiers; and

ii. Subject to regulatory approvals, Implats will provide a project-completion cross-guarantee of $170 million for Dynatec's portion of the financing guarantees

Ambatovy – key statistics	
Mineral Reserves	125 million tonnes with a grade of 1.04% nickel and 0.1% cobalt
Planned production	60,000 tonnes nickel and 5,600 tonnes cobalt annually at full production
Project life	27 years
Capital cost (estimate)	$2.25 billion
Operating cost	$1.66/lb and $0.64/lb after by-products credits
Internal rate of return	15-20% (nickel at $3.5/lb and cobalt at $10/lb)

It was announced after year-end that a third party, Sumitomo Corporation of Japan, is to take up a 25% stake in the project, thus diluting the partnership and resulting in Implats and Dynatec each having an equity stake of 37.5% in the project. The transaction remains subject to regulatory approvals.

Dynatec will receive the entire benefit of any payment or financial support received from Sumitomo as consideration for acquiring its 25% interest. Sumitomo will ensure that for the first 15 years of production a minimum of 30,000 tonnes of the nickel produced will be acquired by off-takers annually. This is a significant development and step forward for the project.

Madagascar, an island country in the Indian Ocean, off the coast of Africa, has a relatively low-country risk, offers legal stability for the duration of the mining permit and the country's legislature recognises the process of international dispute arbitration. It also has a favourable tax regime with a relatively controlled rate of inflation. The homogenous orebody is shallow and therefore relatively easy to mine. The project will be one of the lowest cost nickel producers globally and indications are that there will be appropriate levels of capital efficiency.

The nickel laterite deposit is at a shallow depth and mining consists of excavation only, whereafter the pulped ore is transferred via a 195-kilometre pipeline to the east coast of Madagascar, close to the port of Toamasina where the extraction plant is located. The nickel and cobalt mixed sulphides will be bagged for transportation to South Africa for refining.

Implats has been involved in nickel processing for the last 30 years and has extensive experience and technology to treat the large nickel tonnage.

Initial capital cost estimates for this project were $2.25 billion, but this is currently under review to assess the impact of relocating the refinery to Springs rather than constructing a new refinery in Madagascar. Cash operating costs are estimated to be in the lower quartile of the global cost curve.

Implats and Dynatec will jointly undertake the detailed engineering for the project. Modifications to the feasibility study and detailed engineering work are both expected to be completed by February 2006 and to cost no more than US$80 million. Once this additional work has been completed, the decision will be made as to whether or not to proceed with the project.

While the project will in itself deliver favourable returns on investment, a secondary attraction for Implats is that, through the substantial increase in the volumes of nickel to be processed, the project will leverage Implats' base metal refining competencies, expertise and infrastructure, achieving significant economies of scale, thereby reducing Implats' existing cost structure.





exploration review

FY2005 has seen continued focus by Implats on exploration and evaluation work at current operations. Implats has continued to investigate the disposal of non-core assets in South Africa and significant endeavours are being made to convert old order prospecting rights into new order rights. The Falconbridge alliance continued in respect of three different projects, and work commenced with De Grey Mining on the Three Kings Project in Australia. Limited target generation in South Africa was pursued and the company completed a comprehensive target generation exercise in Africa. A "watching brief" was maintained with respect to new opportunities; potential prospects were reviewed; and liaison with juniors continued.

SOUTHERN AFRICA

Bushveld Complex: At the Impala Platinum operations near Rustenburg, brownfields exploration efforts focused on the 11C, 16 and 20 Shaft blocks, in support of the feasibility studies that were completed in 2005. The latter two projects were approved during the year. Efforts in support of the 30-year plan are continuing, in particular at the proposed 17 Shaft block and the evaluation of potential opencast UG2 Mineral Resources. At Marula Platinum, efforts were focused on the revised UG2 feasibility study and an independent third party review of the UG2 Mineral Resource was conducted.

Several new and conversion applications for prospecting rights were lodged in terms of the MPRDA. The new prospecting applications included joint venture arrangements with BEE partners, as is required in terms of the MPRDA. The Spitzkop conversion application included a Section 11 application to transfer these rights to Spitzkop Platinum, as Implats itself is not in a position to optimally exploit these minerals.

Zimplats: Work during FY2005 focused on three main objectives: definition drilling at the Ngezi Portals, wide-spaced drilling followed by closer definition drilling for the Darwendale joint venture areas and exploration drilling on a wide grid in the Hartley North Area.

Portal 3 and Portal 4 areas at Ngezi were drilled in detail, with inclined geotechnical holes drilled along the proposed Portal 4 Decline. Geological studies towards the feasibility study for Portal 4 have been advanced and the study for Portal 2 was revised. After an initial wide-spaced drilling programme in the Darwendale Area, the central joint venture area was selected as the preferred target and definition drilling is underway. At Hartley North, a wide-spaced drilling programme tested the economic potential at depths up to 700 metres.

In FY2006, this approach will continue with definition drilling in the Portal 5 Area at Ngezi dominating the programme. Definition drilling of the Central Portal at Darwendale will be completed.

Mimosa: The drilling programme between the Mtshingwe fault and a dyke on the southern portion of the South Hill deposit was concluded early in FY2005. The subsequent geological studies indicated that ground conditions do not deteriorate towards the fault as expected, but conditions north of the Blore Shaft are affected by the 7 metre up-throw fault. The area to the east of the Dyke axis









hosts normal mineralisation, albeit that four anomalous zones have been delineated near the southern part of the deposit. Exploration of the eastern side of the orebody has almost been concluded and as a result most of the area could be classified as a Measured Mineral Resource.

AUSTRALIA, AND NORTH AND SOUTH AMERICA

Three Kings project, Western Australia: Following some encouragement obtained from the Phase 1 exploration, an amended Phase 2 of the joint venture with De Grey Mining was approved. In terms of this agreement, Implats is committed to further expenditure of A$400,000 in order to earn an effective 43% interest in the Three Kings Project. Three drilling campaigns for Phase 2 were completed to screen abnormalities generated during Phase 1 and to extend the limits of previously drilled mineralisation. In all, 3,527 metres were drilled in 33 reverse circulation drill holes. Drilling at Joshua East intersected a broad (14-metre wide) zone of mineralisation averaging 1.32g/t (2PGE+Au). This drilling confirmed that the known zone of mineralisation extends over a strike extension of 4.5 kilometres.

Duluth joint venture, United States: The remaining two targets in the Duluth joint venture were screened. This joint venture with Franconia was subsequently terminated in March 2005.

Alliance with Falconbridge: The exploration alliance with Falconbridge has continued with Implats participating in three projects, while new projects are continuously being generated and reviewed. The 14-hole drill programme to a depth of 2,609 metres was completed at the Niquelandia project in the Goiás Layered Igneous Complex of central Brazil. Results were not encouraging; six low-grade mineralised intervals were identified within the basal portions of the intrusion. In view of the negative results, the Niquelandia joint venture agreement was terminated. The Catete joint venture in the Carajas region of Brazil has not yielded any encouraging results, despite several targets having been tested to date. Limited follow-up work on a few anomalies is scheduled for FY2006.

A comprehensive target generation exercise was completed in Africa and country visits were made to Namibia and Madagascar as part of an initial follow-up. Project offers were reviewed in Canada, Botswana, Mozambique, Russia and Chile.

The aims of our exploration strategy in FY2006 are:

- to focus on primary platinum-dominant PGE projects, with a clear preference for devoting skills and funding to current operations and assets;
- to continue our cost-effective approach towards offshore exploration, evaluating opportunities on a case-by-case basis;
- to conduct much of the offshore exploration in conjunction with other parties, both majors and juniors;
- to consider primary base metal deposits offshore with significant PGEs, and to evaluate applicable targets;
- in southern Africa, to evaluate potential nickel targets given the close spatial location to the Base Metal Refinery in Springs; and
- to remain committed to the Falconbridge alliance.

mineral resources and mineral reserves


Southern Africa
The Great Dyke and Bushveld Complex
N
ZAMBIA
Musengezi Complex
Harare
Zimplats
Hartley Complex
Victoria Falls
ZIMBABWE
Selukwe Complex
Bulawayo
Mimosa
Wedza Complex
BOTSWANA
SOUTH AFRICA
Polokwane
Marula Platinum
Burgersfort
Two Rivers
Impala Platinum
Rustenburg
Pretoria
Johannesburg
0
100
200
Pilanesberg
Great Dyke
Bushveld Complex

The Mineral Resources and Mineral Reserves of the Implats group are cornerstones of the wealth of the company. The group is accordingly committed to the following strategies:

- growth of the mineral resource base by optimising the current assets, exploration and acquisitions; including alliances and equity interests with third parties;
- full commitment to the legislative regime that governs mineral right ownership;
- transparent disclosure of Mineral Resources and Mineral Reserves aligned with the prescribed codes, SAMREC and JORC; and
- continuous improvement in mineral resource management systems.

The mining operations of Implats and its associated companies exploit platiniferous horizons within the two largest known deposits of platinum group metals (PGMs) in the world, namely the Great Dyke in Zimbabwe and the Bushveld Complex in South Africa. Mining mostly takes place as underground operations focusing on relatively narrow mineralised channels with the specific methods adapted to suit the local geology and morphology of the mineralised horizon. Underground stoping in the Great Dyke currently consists of mechanised or semi-mechanised bord-and-pillar layouts. Within the Bushveld Complex, mechanised mining is being utilised at Two Rivers and only in limited areas at the Impala Platinum mining operations. The mining method at Marula Platinum is being converted from mechanised layouts to conventional breast mining. The bulk of the mining at Impala Platinum is conventional breast mining with limited opencast mining taking place at the outcrop position. Opencast mining at Zimplats continues although this will be reduced over the next few years.

THE GREAT DYKE

The Great Dyke is a 2.5 billion-year old layered mafic-ultramafic complex that transects the Zimbabwean Archaean Craton in a NNE-trending direction. The Dyke is highly elongate, slightly sinuous, 550 kilometres long, with a maximum width of 12 kilometres. The Dyke is divided into two major successions, a lower ultramafic sequence dominated from the base upwards by cyclic repetitions of dunite, harzburgite and bronzitite, and an upper mafic sequence consisting mainly of gabbro and gabbronorite. Much of the mafic sequence has been removed by erosion. The ultramafic sequence hosts the P1 pyroxenite, directly below the mafic-ultramafic contact, which in turn hosts the economic PGM-bearing Main Sulphide Zone (MSZ). The MSZ is a lithologically continuous layer between 2 and 10 metres thick that forms an elongated basin. Layers of igneous rocks within the basin dip at between

Regulatory compliance

The reporting of Mineral Resources and Mineral Reserves for Implats' South African operations is done in accordance with the principles and guidelines of the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code). (See Glossary of terms on page 99).

Zimplats, as an Australian Stock Exchange listed company, reports its Ore Reserves and Mineral Resources in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code). Mimosa Investments Limited, a Mauritius-based company, does not fall under any regulatory reporting code but has adopted the JORC Code for its reporting. Various Competent Persons, as defined by the SAMREC and JORC codes, have prepared the Mineral Reserve and Mineral Resource figures quoted in this report. They were reviewed and signed off by the Implats' signatory below:

JJ Vermaak

Pr.Sci.Nat. (Consulting Geologist, Impala Platinum) The Competent Person has 19 years' experience in the evaluation and exploitation of PGM deposits.

Additional compliance:

- the Competent Person for the Two Rivers' Mineral Resources and Reserves is Mr PJ van der Merwe, full-time employee of ARM;
- the Competent Persons for Zimplats are Messrs A du Toit, J Wheeler and S Simango, full-time employees of Zimplats;
- Aquarius Platinum South Africa (Pty) Ltd (AQP(SA)) uses a number of Competent Persons. Implats has not verified the AQP(SA) Mineral Resource and Mineral Reserve estimates in detail, as AQP(SA) is not a subsidiary of Implats;
- Implats has obtained written consent from ARMPlatinum and AQP(SA) that the information disclosed pertaining to their Mineral Resources and Mineral Reserves is compliant with the SAMREC Code and can be published in this form;
- Implats is committed to external reviews of all Mineral Resource and Mineral Reserve estimates, at least once in a three-year cycle, as well as to additional audits as the need may arise. During the past year, SRK Consulting reviewed the Mineral Resources and Ore Reserves for Zimplats, the UG2 Mineral Resource at Marula and the UG2 Mineral Resources and Mineral Reserves for Two Rivers. Snowden Mining Consultants reviewed the Mineral Resource estimates for the 16 and 20 Shaft Blocks at Impala;
- Implats has legal entitlement to the mining of minerals being reported upon without any known impediments; and
- reporting of the Mineral Resources and Mineral Reserves for Impala and Marula is quoted both inclusively and exclusively. This is for more direct comparisons with companies that subscribe to the inclusive form of reporting as well as to provide a basis of comparison with 2004. Inclusive reporting implies that Mineral Reserves are included in Mineral Resources, whereas exclusive reporting means that Mineral Reserves are not included in Mineral Resources.

5 degrees and 20 degrees near the margins and flatten out near the centre to form a flat-lying floor. The MSZ typically contains iron-nickel-copper sulphides whilst elevated precious metal concentrations occur towards the base of the MSZ. Optimal mineralisation varies and is often difficult to follow visually, in contrast to the Bushveld Complex. Peak values for the PGM and base metals are commonly offset, while the proportions between platinum and palladium also vary vertically. The Dyke developed as a series of initially discrete magma chamber compartments, which joined up as the chambers filled. The chambers coalesced below the MSZ and before erosion, the MSZ would have been continuous along the length of the Dyke. In its present plane of erosion, the Great Dyke is longitudinally subdivided into a series of narrow contiguous layered complexes or chambers, namely Musengezi, Hartley, Selukwe and Wedza. The Hartley Complex straddles two sub-chambers, Darwendale and Sebakwe.

As at 30 June 2005, Implats held 86.9% of Zimbabwe Platinum Mines Limited (Zimplats), an Australian-listed company. Zimplats operates the Ngezi Platinum mine situated in the south of the Hartley Complex, and mines both by opencast and underground methods. Zimplats owns extensive Mineral Resources within the Hartley Complex. In addition, Implats owns 50% of Mimosa Investments Limited, which owns and operates Mimosa Mining Company, an underground mine situated in the Wedza Complex.

THE BUSHVELD COMPLEX

The Bushveld Complex is an extremely large, 2-billion-year old layered igneous intrusion occurring within the boundaries of South Africa. Although it shares many characteristics with other layered complexes around the world, the Bushveld Complex is unique both in its size, covering an aerial extent of some 66,000 square kilometres, and in the economic importance of its mineral deposits. It is generally understood that the Bushveld Complex was formed by the repeated injection of magma into a sub-volcanic chamber. Due to the huge volumes of magma involved, cooling and crystallization were slow processes. Different minerals were formed as the magma cooled; these






3
9
10



Salient highlights

Material and significant issues affecting the Mineral Resource and Mineral Reserve estimates as at 30 June 2005 relative to the previous reporting period are:

- the completion of the 16 and 20 Shaft Project studies at Impala Platinum and their subsequent approval resulted in a movement from the Mineral Resource category to that of Probable Mineral Reserve;
- the revision of the Marula Platinum mine plan necessitated a restatement of the Mineral Resources and Mineral Reserves;
- the approval of the Two Rivers Project resulted in the UG2 Mineral Resource being upgraded to Mineral Reserve status;
- the Zimplats Mineral Resource and Ore Reserve estimates were revisited in view of additional work and changes to the JORC Code;
- the sale of Implats' 27% interest in Lonmin affected overall attributable Mineral Resources and Mineral Reserves; and
- as at 30 June 2005, the implementation of a new integrated Mineral Resource Management (MRM) system at Impala's mining operations was nearing completion. The initial objective is to focus on the optimisation of the Mineral Resources and Mineral Reserves of the current operations.

accumulated into sub-horizontal layers building from the base of the chamber. Such processes were repeated by the intermittent replenishment of magma thus producing a repetition of the mineral layering.

The complex comprises an array of diverse igneous rocks ranging in composition from ultramafic to felsic. Contained within a well-layered ultramafic to mafic succession, called the Rustenburg Layered Suite, are two horizons which host economically exploitable quantities of PGMs, namely the Merensky Reef and the underlying UG2 Chromitite Layer. These two economic horizons can be traced for hundreds of kilometres around the complex and are the focus of Implats' operations in which the PGMs platinum, palladium, rhodium, ruthenium and iridium are recovered together with quantities of gold, nickel, copper and cobalt. Implats' operations here comprise Impala Platinum Limited, located near Rustenburg in North West Province, and Marula Platinum situated near Burgersfort in the province of Limpopo. The Two Rivers mine, a joint venture between Implats and African Rainbow Minerals (ARM), is located south of Burgersfort in the province of Mpumalanga.

The Merensky Reef is generally composed of a feldspathic pyroxenite hangingwall, overlying a basal chromitite unit, followed by an anorthosite to anorthositic-norite footwall. The Merensky Reef Zone at Impala Platinum's mining operations displays a gradational mineralised zone, with grades decreasing from the Merensky chromitite unit into the footwall and hangingwall. The UG2 Reef is defined as a main chrome unit with the mineralisation wholly contained within this unit.

impala platinum

MINERAL RESOURCES AND MINERAL RESERVES: Impala Platinum holds contiguous old order mining and prospecting rights for a total area of 27,573 hectares. The Mineral Resources and Mineral Reserves quoted are held under four old order mining rights, two old order prospecting rights as well as an unused old order right. Impala Platinum applied for the conversion of these rights during FY2005.

Efforts are being made to increase the Mineral Resource base in adjacent areas in conjunction with BEE partnerships.


1.7%
iridium
3.7%
gold
8.2%
ruthenium
4.2%
rhodium
57.3%
platinum
24.9%
palladium

Impala Platinum
– Merensky metals split


3.6%
iridium
0.7%
gold
13.7%
ruthenium
8.8%
rhodium
47.4%
platinum
25.8%
palladium

Impala Platinum
– UG2 metals split


Impala Platinum mining operation
Shaft location
N
0
5
10
Scale - km
Current shafts
Decline projects
Major capital projects
(new shafts)
Planned shafts





Mineral Resources (exclusive)		as at 30 June 2005			as at 30 June 2004		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)
Merensky	Measured	34.4	7.47	4.7	60.7	7.46	8.3
	Indicated	84.7	7.48	11.7	101.5	7.66	14.3
	Inferred	75.4	7.83	10.9	75.9	8.26	11.5
UG2	Measured	14.4	8.79	1.9	49.5	8.90	6.7
	Indicated	96.2	9.13	13.4	70.2	9.45	10.1
	Inferred	62.9	9.25	8.9	62.1	9.28	8.8
Total		368.0	8.34	51.5	419.9	8.42	59.7

Mineral Reserves		as at 30 June 2005			as at 30 June 2004		
Orebody	Category	Mill tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)	Mill tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)
Merensky	Proved	24.3	4.88	2.2	17.1	5.12	1.6
	Probable	110.8	4.81	9.8	72.7	4.97	6.6
UG2	Proved	21.2	5.13	1.7	20.5	5.15	1.6
	Probable	110.1	5.09	8.5	99.9	5.11	7.8
Total		266.4	4.96	22.2	210.2	5.07	17.7

Mineral Resources (exclusive)		as at 30 June 2005			as at 30 June 2004		
Orebody	Category	Tonnes (millions)	Pt grade (g/t)	Pt oz (millions)	Tonnes (millions)	Pt grade (g/t)	Pt oz (millions)
1&2 Tailings complex	Indicated	48.1	0.42	0.6	48.1	0.42	0.6

Notes

- Mineral Resources are stated in both the exclusive and inclusive form to facilitate comparisons with companies reporting solely inclusive Mineral Resources. A direct comparison of tonnes and grade is not possible between the two forms due to the mixing of channel and mill figures.
- The modifying factors used to convert a Mineral Resource to a Mineral Reserve are derived from historical figures using an in-house ore accounting system. This system is able to provide dilution factors that are applied to the *in situ* estimates to yield the final product delivered to the mill.
- The Mineral Reserves quoted reflect the grade delivered to the mill rather than an *in situ* channel grade quoted in respect of Mineral Resources.
- The decrease in the mill grades is, in part, a result of the reduction in planned improvements in dilution control over the first two years of the life-of-mine plan until existing planned improvements are met, and in part due to an increase in mechanization, which has resulted in an increase in mining widths. In addition, lower Merensky Reef channel grade estimates also impact on projected mill grades.






Impala Platinum
Merensky Reef Horizon Mineral Resources and Mineral Reserves
N
0
5
10
Scale - km
Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Mineral Reserves
Mined-out area
Keel zones
Prospecting rights
Outcrop
Boreholes


Impala Platinum
UG2 Reef Horizon Mineral Resources and Mineral Reserves
N
0
5
10
Scale - km
Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Mineral Reserves
Mined-out area
Keel zones
Prospecting rights
Outcrop
Boreholes

Notes (continued)

- Material changes in the Mineral Resource and Mineral Reserve categories arise from Board approval of the 16 and 20 shaft projects. This resulted in the upgrading and transferal of the Mineral Resource to the Mineral Reserve category. Certain UG2 project areas were reviewed and subsequently downscaled to the resource category.
- An alternative approach in the evaluation of pillars and white areas has led to a reduction of these areas in the resource categories.
- The Impala 30-year mine plan comprises approximately 48% Mineral Reserves and 52% Mineral Resources. Some 11% of the 30-year mine plan is derived from the Inferred Mineral Resources. It should also be noted that 6% of the 30-year mine plan is derived from prospecting areas, with close to 11% of the life-of-mine being derived from prospecting areas.

Mineral Resources (inclusive)

		as at 30 June 2005			as at 30 June 2004		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)
Merensky	Measured	137.1	6.99	17.6	126.2	7.23	16.8
	Indicated	84.7	7.48	11.7	101.5	7.66	14.3
	Inferred	75.4	7.83	10.9	75.9	8.26	11.5
UG2	Measured	96.9	9.05	13.4	103.2	9.11	14.3
	Indicated	96.2	9.13	13.4	90.8	9.43	13.1
	Inferred	62.9	9.25	8.9	62.1	9.28	8.8
Total		553.2	8.17	75.9	559.7	8.38	78.8

marula platinum

MINERAL RESOURCES AND MINERAL RESERVES: Marula Platinum holds old order mining rights on the farms Winnaarshoek 250KT, Clapham 118KT, and portions of the farms Driekop 253KT and Forest Hill 117KT, comprising 2,765 hectares. The Mineral Resources and Mineral Reserves quoted are held under two old order mining licences. Marula Platinum applied for the conversion of the two old order mining licences during FY2005. As at 30 June 2005, the new order prospecting right for the Hackney area was still awaited.

Mineral Resources (exclusive)		as at 30 June 2005			as at 30 June 2004		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)
Merensky	Indicated	44.2	5.47	4.2	44.2	5.47	4.2
	Inferred	5.2	5.73	0.5	5.2	5.73	0.5
UG2	Indicated	22.0	9.80	2.6	22.4	9.27	2.5
	Inferred	3.5	8.88	0.4	3.5	8.88	0.4
Total		74.9	6.92	7.7	75.3	6.78	7.6

Mineral Reserves		as at 30 June 2005			as at 30 June 2004		
Orebody	Category	Mill tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)	Mill tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)
UG2	Probable	41.9	5.16	2.6	41.3	4.76	2.3

Notes

- Mineral Reserves quoted reflect the grade delivered to the mill rather than an *in situ* channel grade quoted in respect of the Mineral Resources.
- The modifying factors used in the UG2 mineral reserve calculation are based on the revised mine plan which envisages hybrid and conventional breast mining operations.
- The UG2 Mineral Resource merely accounts for the UG2 chromitite layer while the Merensky Reef Mineral Resource is based on a minimum width of 80 centimetres;
- Significant changes since previous UG2 Mineral Resource estimates relate to additional information, re-assaying of some existing boreholes and also updated estimation practices.
- An external third party audit was completed by SRK by September 2004 on the UG2 Mineral Resources of Marula. The SRK audit concluded that Impala Platinum complies with general reporting standards.


0.9%
iridium
6.8%
gold
5.5%
ruthenium
2.6%
rhodium
53.8%
platinum
30.4%
palladium

Marula Platinum
– Merensky metals split


2.8%
iridium
1.3%
gold
10.9%
ruthenium
7.8%
rhodium
37.7%
platinum
39.5%
palladium

Marula Platinum
– UG2 metals split


Marula Platinum
Merensky Mineral Resources and Mineral Reserves
N
HACKNEY
FOREST HILL
CLAPHAM
WINNAARSHOEK
DRIEKOP
0
1
Scale - km
Indicated Mineral Resource
Inferred Mineral Resource
Major potholes
Dolerite dyke
Dunite pipe
Boreholes
Farm boundary


Marula Platinum
UG2 Mineral Resources and Mineral Reserves
N
HACKNEY
FOREST HILL
CLAPHAM
WINNAARSHOEK
DRIEKOP
0
1
Scale - km
Indicated Mineral Resource
Inferred Mineral Resource
Mineral Reserves
Mined-out area
Major potholes
Dolerite dyke
Dunite pipe
Boreholes
Farm boundary

Mineral Resources (inclusive)		as at 30 June 2005			as at 30 June 2004		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 5 PGE & Au	Pt oz (millions)
Merensky	Indicated	44.2	5.47	4.2	44.2	5.47	4.2
	Inferred	5.2	5.73	0.5	5.2	5.7	0.5
UG2	Measured	29.7	9.90	3.6	25.7	9.53	2.9
	Indicated	22.0	9.80	2.6	22.4	9.27	2.5
	Inferred	3.5	8.88	0.4	3.5	8.88	0.4
Total		104.6	7.77	11.3	101.0	7.58	10.5





zimplats

Zimplats
Mineral Resources and Ore Reserves


N
Selous Metallurgical Complex
Hartley Platinum Mine
Ngezi Platinum Mine
0
5
10
Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Opencast Ore Reserve
Undergound Ore Reserves
Mined-out area
Boreholes

MINERAL RESOURCES AND ORE RESERVES: During 2005, the company was restructured so that all of Zimplats Mineral Resources are 100%-owned by Zimplats through its wholly-owned subsidiaries. Previously, the open pit and Hartley Mineral Resources were 30%-owned by Implats. Implats shareholding has increased to 86.9% of Zimplats as at 30 June 2005. No finality has been reached regarding the potential participation of indigenisation parties. The figures quoted below refer to the total Mineral Resource and Ore Reserve (in terms of JORC).

Notes

- Mineral Resources are quoted inclusive of Ore Reserves.
- The Ore Reserves quoted reflect anticipated grades delivered to mill.
- Mineral Resources were estimated using moving averages and kriging techniques on data derived from surface drill holes. Estimates are based on composite widths that vary depending on cut-off grades, which are based on appropriate economic conditions.
- Since the last declaration of Mineral Resources and Ore Reserves, detailed drilling has continued in the Ngezi area and reconnaissance drilling was completed to the north of Hartley. Zimplats has also remodelled the entire Mineral Resource base. The result is that the underlying geological model has changed.
- Previously a fixed width of 1.2 metres and a grade of 2g/t platinum had been assigned to the Inferred Mineral Resource. In the current model, the width and grade were estimated, based on the data available. This has increased the width and reduced the grade.
- More realistic geological losses were applied, based on a re-evaluation of the data and on recent mining experience. Previously a blanket 3% loss was applied while currently factors range from 2% to 20% depending on the geological conditions.
- During the past year, a new release of the JORC Code was issued and Zimplats has prepared a code of practice based on this revision. Zimplats decided that the Code would be more closely honoured if losses due to inevitable pillars underground and inherent dilution caused by the extent of micro faulting and minor intrusions were allowed for in the Mineral Resource declaration.
- The company has gained considerable experience mining underground at Portal 2 and this was compiled into a full feasibility study. In order to comply with the change in the JORC Code that requires a mine plan for all Ore Reserves, SRK Consulting in Johannesburg has prepared appropriate mine plans and financial models in support of a pre-feasibility for the Ngezi area.
- The reduction in Ore Reserves was due to:
  - a change to the maximum dip for bord-and-pillar mining from 12 degrees previously to 9 degrees, based on experience within the Implats group;
  - refinements in underground mine design which highlighted the need for Inferred Mineral Resources to be progressed to generate additional Ore Reserves. These Inferred Mineral Resources lie adjacent to the deepest part of the previous Ore Reserve area;








6.7%
gold
4.7%
rhodium
48.7%
platinum
39.9%
palladium

Zimplats
– MSZ – metals split

Notes (continued)

- reduced extraction rates, especially in the deeper parts of the Ore Reserve; and
- drilling and subsequent refinement of the ultimate open pit design which resulted in reduced tonnage. Some of these open pit Ore Reserves may be mined from underground in future, given the significant cost differential between the two mining methods.

- In addition to the pre-feasibility study, SRK Consulting conducted an external review of platinum mineral resource and ore reserve estimation and reporting practices in September 2004. This was updated on 4 July 2005. SRK concluded that Mineral Resource estimates are valid and that within the limitations of the data, the results appear meaningful. Further details regarding Zimplats' Mineral Resource and Ore Reserve estimates can be sourced from the 2005 Zimplats Annual Report.

Mineral Resources (inclusive)		as at 30 June 2005			as at 30 June 2004		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
MSZ	Measured	95.7	3.69	5.6	102.9	4.19	6.8
	Indicated	719.0	3.76	43.0	860.6	4.13	55.7
	Inferred	1,690.1	3.41	92.2	1,528.0	4.11	98.6
Total		2,504.8	3.52	140.8	2,491.5	4.12	161.1

Ore Reserves		as at 30 June 2005			as at 30 June 2004		
Orebody	Category	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
MSZ	Proved	51.5	3.28	2.7	45.1	3.23	2.3
	Probable	215.1	3.32	11.4	295.7	3.35	15.6
Total		266.6	3.31	14.1	340.8	3.34	17.9

mimosa

MINERAL RESOURCES AND ORE RESERVES: The lease encompasses four areas, North Hill, South Hill, Mtshingwe Block and Far South Hill, separated by major faults, covering an area of 6,590 hectares. As at 30 June 2005, Implats owned a 50% shareholding in Mimosa Investments Limited (with Aquarius Platinum Limited owning the remaining 50%).


gold
rhodium
platinum
palladium

Mimosa South Hill
– metals split


Mimosa South Hill Deposit MSZ
Mineral Resources and Ore Reserves
N
0
1
Scale - km
Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Inferred Mineral Resource - bad ground
Proved Ore Reserve
Probable Ore Reserve
Mined-out area
Oxide
Anomalous zone
Boreholes

Notes

- The figures quoted refer to the total Mineral Resource and Ore Reserve for North and South Hill.
- Compared with previously published figures, the material differences are:
  - a correction to the lease boundary position on the western perimeter, which resulted in a loss of 0.78 million tonnes from the Indicated Mineral Resource and 0.17 million tonnes from the Inferred Mineral Resource;
  - the Inferred Oxide Mineral Resource decreased following a re-interpretation of the areas containing the Mineral Resource;
  - an increase in the PGE grade due to a downwards shift of the economic channel of 15 centimetres, since the economic channel is based on the optimisation of the PGE metal content;
  - updated low-grade zones following in-fill drilling to determine the lateral extent of these features; and
  - decreased grades due to an increase in the losses from *in situ* to blasted to mill feed Ore Reserve grades (this offsets the increase in the Mineral Resource grade).

Mineral Resources (inclusive)		as at 30 June 2005			as at 30 June 2004		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
South Hill (1.8m cut)	Measured	39.4	4.18	2.7	31.8	4.07	2.1
	Indicated	27.2	3.93	1.7	31.7	3.81	1.9
	Inferred	13.5	4.06	0.9	18.2	3.95	1.2
	Inferred (oxides)	6.0	3.91	0.4	7.2	3.81	0.4
Total		86.1	4.06	5.7	88.9	3.93	5.6

Ore Reserves		as at 30 June 2005			as at 30 June 2004		
Orebody	Category	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
South Hill (1.8m cut)	Proved	16.1	3.76	1.0	16.1	3.75	1.0
	Probable	16.2	3.54	0.9	13.7	3.51	0.8
Total		32.3	3.65	1.9	29.8	3.64	1.8

Mineral Resources (inclusive)		as at 30 June 2005			as at 30 June 2004		
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 2 PGE*	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 2 PGE*	Pt oz (millions)
North Hill (1.8m cut)	Inferred	40.0	3.16	2.5	40.0	2.96	2.2

*(2E grade – Pt and Pd only)

Notes (continued)

- Oxide material is quoted separately as on-going metallurgical test work is being conducted to verify the economic viability of these resources.
- Ore Reserves are quoted as fully diluted delivered to mill;
- Mineral Resources are quoted inclusive of Ore Reserves.
- The Mineral Resources have taken into account the following extraction losses:
  - Measured Resource: 3% for dykes and faults, 3% for adverse ground conditions, 5% for washouts and abnormal reef;
  - Indicated Mineral Resource: 3% for dykes and faults, 3% for adverse ground conditions, 8% for washouts and abnormal reef; and
  - Inferred Mineral Resource: 3% for dykes and faults, between 3% and 13% for adverse ground conditions, 8% for washouts and abnormal reef.
- *In situ* grade was used for the calculation of Mineral Resources.
- Known anomalous zones and washout channels were excluded from the Mineral Resource.
- Trial mining is currently ongoing at wider widths in order to optimise extraction from the Mineral Resource base. This has indicated a potential increase at a 1.95 metres cut in the South Hill Resources of 7.18 million tonnes and 0.21 million ounces of platinum and the North Hill Resources of 3.3 million tonnes and 0.15 million ounces of platinum.





two rivers

MINERAL RESOURCES AND MINERAL RESERVES: Implats has a 45% shareholding in Two Rivers (with ARMPlatinum owning the remaining 55%).

Two Rivers
Merensky Mineral Resources


N
0
1
Scale - km
Indicated Mineral Resource
Inferred Mineral Resource
Merensky outcrop
Boreholes
Farm boundary

Two Rivers
UG2 Mineral Resources and Mineral Reserves


N
0
1
Scale - km
Measured Mineral Resource
Indicated Mineral Resource
Mined-out area
Proved Mineral Reserve
Probable Mineral Reserve
UG2 outcrop
Boreholes
Farm boundary

Notes

- A second external audit was completed by SRK Consulting (SA) by March 2005 on the UG2 Mineral Resource and Mineral Reserve figures.
- Mineral Resources are quoted inclusive of Mineral Reserves.
- The figures quoted below refer to the total Mineral Reserve and Mineral Resource for Two Rivers Platinum Limited as at 30 June 2005.
- The modifying factors used in the UG2 Mineral Reserve calculations are based on mechanised room and pillar mining operations. Estimated geological losses, rock engineering pillars and rock engineering losses due to geological features were accounted for in the Mineral Resource calculations.
- Grade estimates were obtained by means of ordinary kriging of UG2 and Merensky Reef borehole intersections.
- The Mineral Reserves quoted above include the North Open Pit and tonnes mined during the trial mining that were stock piled.
- More details regarding the Mineral Resources and Mineral Reserves can be obtained in the 2005 ARM Annual Report.

Mineral Resources (inclusive) as at 30 June 2005				
Orebody	Category	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
Merensky	Indicated	18.7	3.34	1.2
	Inferred	3.9	3.16	0.2
UG2	Measured	13.1	5.17	1.2
	Indicated	46.2	3.70	2.9
Total		81.9	3.83	5.5

Mineral Reserves as at 30 June 2005				
Orebody	Category	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
UG2	Proved	10.5	3.59	0.7
	Probable	29.8	3.44	1.7
Total		40.3	3.48	2.4






0.9%
gold
10.3%
rhodium
34.7%
platinum
34.1%
palladium

Two Rivers
– UG2 metals split

aquarius platinum

MINERAL RESOURCES AND ORE RESERVES: as at 30 June 2005, Implats held a 20% equity interest in Aquarius Platinum SA (AQP(SA)). This percentage interest is divorced from contractual toll smelting agreements. Implats also owns a 8% interest in Aquarius Platinum Limited.

Summary tabulation of AQP(SA) Mineral Resource and Ore Reserves:

Mineral Resources (inclusive)	as at 30 June 2005			as at 30 June 2004		
Category	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Channel tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
Measured	60.1	4.46	5.1	64.9	4.49	5.6
Indicated	29.5	3.91	2.2	31.7	3.97	2.4
Inferred	8.0	3.37	0.5	8.5	3.45	0.6
Total	97.6	4.21	7.8	105.1	4.25	8.6
Inferred (exploration prospects)	542.0	5.04	52.2	534.6	5.08	52.6

Ore Reserves	as at 30 June 2005			as at 30 June 2004		
Category	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)	Mill tonnes (millions)	Grade (g/t) 3 PGE & Au	Pt oz (millions)
Proved	57.1	3.09	3.4	61.4	3.12	3.7
Probable	18.1	3.16	1.1	18.9	3.28	1.2
Total	75.2	3.11	4.5	80.3	3.16	4.8

Notes

- Mineral Resources are reported inclusive of Ore Reserves.
- The figures reflect the total Mineral Resources and Ore Reserves.
- Details for the above figures can be obtained from Aquarius Platinum Limited's 2005 Annual Report.

Implats' attributable ounces

The table below summarizes the total attributable platinum ounces contained in all categories of Mineral Resources for all the Implats' group companies and strategic interests. This does not account for potential future BEE participation.

Implats' consolidated platinum ounces – Resource and Reserves (million ounces)	as at 30 June 2005
Impala Platinum*	74.3
Marula Platinum*	10.3
Zimplats	122.3
Mimosa Platinum	4.1
Aquarius Platinum	1.6
Two Rivers	2.5
Total	215.1

* Based on resource and reserve ounces (exclusive reporting). All others based on inclusive reporting.

glossary of terms

BEE	Black economic empowerment
Bord and pillar	Underground mining method where ore is extracted from rectangular shaped rooms, leaving parts of the ore as pillars to support the roof. Pillars are usually rectangular and arranged in a regular pattern.
Concentrating	A process of splitting the ground ore in two fractions, one containing the valuable minerals, the other waste.
Cost per tonne/refined platinum ounce/refined PGM ounce	The cash cost of mining, concentrating, smelting, refining, marketing and corporate office expressed per unit of measure.
Decline	A shallow dipping mining excavation used to access the orebody.
Dense media separation	A means of separating reef from waste exploiting differences in density.
Development	Underground excavation for the purpose of accessing Mineral Reserves.
FIFR	Number of fatal injuries expressed as a rate per million man hours worked.
g/t	Grams per tonne. The unit of measurement of grade, equivalent to parts per million.
Group unit cost per refined platinum ounce/ refined PGM ounce	The cash cost of mining, concentrating and other operating expenses (marketing, corporate office) expressed per unit of mine-to-market measure, as well as the cost of smelting and refining expressed per gross unit of measure.
HDSA	Historically disadvantaged South Africans, being South African nationals who were, prior to 1994, disadvantaged whether by legislation or convention.
Headgrade	The value, usually expressed in parts per million or grams per tonne, of the contained mineralisation of economic interest in material delivered to the mill.
In situ	In its natural position or place.
IRS	Impala Refining Services Limited
Kriging	A geostatistical estimation method that gives the best unbiased linear estimates of point values or of block averages.
LTIFR	Number of lost time injuries expressed as a rate per million man hours worked.
Merensky Reef	A horizon in the Critical Zone of the Bushveld Complex often containing economic grades of PGM. The term "Merensky Reef" as it is generally used refers to that part of the Merensky unit that is economically exploitable, regardless of the rock type.
MF2	Two-stage milling and flotation circuit (mill-float, mill-float)
Milling	Grinding of ore into the fine particles to expose the valuable minerals.
NOx	Nitrous oxides contained in exhaust emissions.
PGE	Platinum group elements comprising six elemental metals of the platinum group. The metals are platinum, palladium, rhodium, ruthenium, iridium and osmium
PGM	Platinum group metals being the metals derived from PGE.
Seismic surveys	A geographysical exploration method whereby rock layers can be mapped based on the time taken for energy reflected from these layers to return to surface.
Smelting	A smelting process to upgrade further the fraction containing the valuable minerals.
Stoping	Underground excavations to effect the removal of ore.
UG2	A distinct chromitite horizon in the Critical Zone of the Bushveld Complex often containing economic grades of PGM.
Resource and Reserve definitions	**SAMREC Code** – The South African Code for Reporting of Mineral Resources and Mineral Reserves sets out minimum standards, recommendations and guidelines for Public Reporting of Exploration Results, Mineral Resources and Mineral Reserves in South Africa. SAMREC was established in 1998 and modelled its Code on the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code).

A **Competent Person** is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP), or the Engineering Council of South Africa (ECSA), or the South African Council for Professional Land Surveyors and Technical Surveyors (PLATO) or any other statutory South African or international body that is recognised by SAMREC. A Competent Person should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which that person is undertaking. If the Competent Person is estimating, or supervising the estimation of Mineral Resources, the relevant experience must be in the estimation, assessment and evaluation of Mineral Resources. If the Competent Person is estimating, or supervising the estimation of Mineral Reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of Mineral Reserves.

A **Mineral Resource** is a concentration (or occurrence) of material of economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.

An **Inferred Mineral Resource** is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

An **Indicated Mineral Resource** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and /or grade continuity but are spaced closely enough for continuity to be assumed.

A **Measured Mineral Resource** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A **Mineral Reserve** is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and government factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves.

A **Probable Mineral Reserve** is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

A **Proved Mineral Reserve** is the economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

CONTENTS

GROUP

COMPANY

financial statements

Approval of the annual financial statements

The annual financial statements for the year ended 30 June 2005, which appear on pages 104 to 171 were approved by the Board of directors on 26 August 2005.

The directors are responsible for the fair presentation to shareholders of the affairs of the company and of the group as at the end of the financial year, and of the results for the period, as set out in the annual financial statements. The directors are responsible for the overall co-ordination of the preparation and presentation, and approval of the financial statements. Responsibility for the initial preparation of these statements has been delegated to the officers of the company and the group.

The auditors are responsible for auditing and reporting on the financial statements in the course of executing their statutory duties. The financial statements have been prepared on a going concern basis, conform with applicable accounting standards and are presented applying consistent accounting policies, unless otherwise stated, supported by reasonable and prudent judgements and estimates. To discharge this responsibility, the group maintains accounting and administrative control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and procedures. The accounting policies of the group are set out on pages 120 to 131 of this report.

FJP Roux
Chairman

KC Rumble
Chief Executive Officer

Johannesburg
26 August 2005

Certificate by group secretary

I, the undersigned, in my capacity as Group Secretary, do hereby confirm that for the financial year ended 30 June 2005 Implats has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Company Act 61 of 1973, as amended, and that all such returns are true, correct and up to date.

R Mahadevey
Group Secretary

Report of the independent auditors To the members of Impala Platinum Holdings Limited

We have audited the annual financial statements and group annual financial statements of Impala Platinum Holdings Limited as set out on pages 104 to 171 for the year ended 30 June 2005. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements, based on our audit.

SCOPE

We conducted our audit in accordance with Generally Accepted Auditing Standards in South Africa and in accordance with International Auditing Standards issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. An audit includes:

- Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- Assessing the accounting principles used and significant estimates made by management; and
- Evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the group and of the company at 30 June 2005 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and in the manner required by the South African Companies Act.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
26 August 2005

Directors' report

PROFILE

Business of the company

Impala Platinum Holdings Limited (Implats/company/group) is principally in the business of producing and supplying platinum group metals (PGMs) to industrial economies. The company's holdings in various mining and exploration activities as at 30 June 2005 are described below:

Company	Short name	Effective Interest %	Activity
Impala Platinum Limited	Impala	100	PGM mining, processing and refining and sale of resultant PGM metals
Impala Refining Services Limited	IRS	100	Purchase of concentrate, and/or smelter matte. Processing of concentrate and matte smelting and refining, and sale of resultant metals and toll-refining.
Marula Platinum Limited	Marula	100*	PGM mining
Zimplats Holdings Limited	Zimplats	86.9	PGM mining
Mimosa Investments Limited	Mimosa	50	PGM mining
Two Rivers Platinum (Pty) Limited	Two Rivers	45	PGM mining
Aquarius Platinum (South Africa) (Pty) Limited	AQP(SA)	20	PGM mining
Aquarius Platinum Limited	Aquarius Platinum	8.6	PGM mining

* subject to 20% participation by empowerment partners

CAPITAL

Authorised capital

The company's authorised share capital of 100,000,000 ordinary shares of 20 cents each remained unchanged during the year.

Issued capital

During the year 224,018 new ordinary shares were issued in terms of the Implats share option scheme. Following these allotments, the issued capital of the company was 66,845,195 ordinary shares of 20 cents each (2004: 66,621,177).

In terms of a resolution passed at the last annual general meeting, 10% of the unissued share capital is under the control of the directors until the forthcoming annual general meeting. Shareholders granted a general authority for the company or any of its subsidiaries to acquire up to 10% of the shares issued by the company in terms of the Companies Act and the Listing Requirements of the JSE Limited (JSE).

The resolution proposed at the last general meeting to authorise the directors to issue up to 15% of the company's share capital for cash was withdrawn from the meeting, due to proxy votes indicating a resistance to approve this authority.

The general authority to acquire up to 10% of the shares issued by the company expires at the forthcoming annual general meeting. Shareholders will be asked to consider a resolution renewing this general authority. The proposed resolution is set out in the notice convening the annual general meeting.

Treasury shares

The group acquired 1,230,622 (1,84%) of its own shares in terms of an approved share buy-back scheme, through purchases on the JSE for an amount of R613 million (2004:nil). The shares are held as "treasury shares" by a subsidiary.

Share option scheme

The directors are authorised to issue, allot or grant options to acquire up to a maximum of 2,177,000 ordinary shares in the unissued share capital of the company in terms of employee share options schemes. Details of participation in the share option scheme are set out in Note 13 of the financial statements.

In line with recent remuneration developments, the group will no longer offer employees any further options under the existing Share Incentive Scheme, but will pay relevant employees a fully taxable bonus based on the increase in the share price. Employees' interests will still be aligned with those of shareholders but without any dilutionary effect.

The rules governing the quantum and timing of benefits to be delivered to employees under the new bonus scheme will be no different from those under the existing Share Incentive Scheme.

The trustees of the share option scheme are Ms NDB Orleyn and Messrs JM McMahon and JV Roberts.

Shareholding in the company

The issued capital of the company is held by public and non-public entities as follows:

	Number of shares (000s)	%
Public	64,472	96,5
Non-public	2,373	3.5
Directors	65	0.1
Trustees of share scheme	77	0.1
Right to appoint a director	1,000	1.5
Treasury shares	1,231	1.8
Total	66,845	100,0

The following shareholders beneficially hold more than 5% of the issued share capital:

	Number of shares (000s)	%
Public Investment Corporation	4,032	6.0
Old Mutual Group	3,899	5.8
Tegniese Mynbeleggings Beperk (Remgro Limited)	3,336	5.0

INVESTMENTS

Zimplats Holdings Limited

The company owns 86.9% of Zimplats Holdings Limited (Zimplats). During the year, Implats swopped its 30% direct holding in Zimbabwe Platinum Mines (Pvt) Limited (Zimbabwe Mines) for an additional 14,873,160 shares in Zimplats (2.8%) resulting in Zimbabwe Mines becoming a fully owned subsidiary of Zimplats.

In addition, Implats acquired an additional 1% shareholding in Zimplats for R17.1 million (AU$3.7 million), increasing the group's holding to 86.9%.

In June 2005, the name of Zimbabwe Platinum Mines Limited was changed to Zimplats Holdings Limited and Makwiro Platinum Mines (Pvt) Limited changed its name to Zimbabwe Platinum Mines (Pvt) Limited.

A schematic of the above changes is set out below.


2004
Implats
83%
Zimbabwe Platinum Mines Limited
30%
70%
Makwiro Platinum Mines (Pvt) Limited
2005
Implats
86.9%
Zimplats Holdings Limited (formerly Zimbabwe Platinum Mines Limited)
100%
Zimbabwe Platinum Mines (Pvt) Limited (formerly Makwiro Platinum Mines (Pvt) Limited

Mimosa Holdings (Pvt) Limited (Mimosa)

The company holds a 50% shareholding in Mimosa with the balance held by Aquarius Platinum Limited.

Two Rivers Platinum

The company owns a 45% interest in Two Rivers Platinum (Pty) Limited with the balance held by African Rainbow Minerals Resources (ARM) Limited. During the year, following the completion of a successful trial mining phase, it was decided to proceed with a 220,000 PGM ounce per year project. Capital expenditure was estimated at R1.2 billion to commissioning. R600 million finance has been secured through ABSA and Nedbank with the balance being contributed by the two equity partners in the shareholding ratio. Implats will contribute R270 million and ARM R330 million towards the project capital.

Aquarius Platinum Limited

The company holds an 8.6% interest in Aquarius Platinum Limited (Aquarius). Aquarius is listed on the Australian Stock Exchange, London Stock Exchange and the JSE.

Aquarius Platinum (South Africa) (Pty) Limited

As a result of an Aquarius Platinum BEE transaction, Implats' shareholding would have reduced from 25% to less than 20%. To prevent this, Implats invested an amount of R71.5 million in equity and a shareholder loan to maintain the effective holding at a 20% level post the BEE transaction.

Lonplats

The company entered into an agreement with Lonmin plc in terms of which the company sold its 27.1% shareholding in Eastern Platinum Limited and Western Platinum Limited (collectively known as Lonplats), to Lonmin plc (18.1%) and a number of HDSAs, being Andisa Capital, Dema Group and Vantage Capital (9%), for a total of $794.5 million, thereby facilitating the formation of a newly established BEE company, Incwala Resources (Pty) Limited (Incwala).

The terms and conditions of the transaction were as follows:

- The sale by Implats to Lonmin plc of 18.1% of Lonplats for $554.4 million.
- The sale by Implats to a consortia of HDSAs of 9% of Lonplats for $240.1 million.
- Vendor finance of $95 million on favourable terms repayable over five to seven years was provided to the consortia of HDSAs
- Lonmin indemnified Implats for the capital repayment of the vendor financing – $68 million repaid after five years and $27 million after seven years
- The HDSA consortia sold their shareholding to a newly-formed company, Incwala Resources, in exchange for $240.1 million in cash and shares
- Lonplats sold half of the 18.1% shareholding in Lonplats (ie 9%) acquired from Implats to Incwala for a consideration of $240.1 million in cash and shares.

The dollar proceeds of the sale realised R4.9 billion and the loans to various BEE companies amounted to R617.5 million.

The loans are structured into interest-bearing and interest-free portions. The interest-bearing loans bear interest in years 3 and 4 at the Johannesburg Interbank Acceptance Rate (JIBAR) plus 1%; in year 5 at JIBAR plus 2%; and thereafter at JIBAR plus 3%.

The profit on disposal of Lonplats, of R3.2 billion, is included in profit for the year.

Marula Platinum

The original mining plan to mine the UG2 reef using a mechanised bord-and-pillar mining method proved to be unsuccessful due to the undulating and steep dip of the UG2 reef in the area. A new mining method as conventionally used at Impala Platinum's operations is accordingly being employed.

The financial and operating assumptions on which the previous estimates were based have deviated materially to the extent that an impairment charge of R1.0 billion is necessary. Exchange rate appreciation coupled with changes in dollar metal prices and higher capital requirements contributed to the impairment charge.

An impairment charge of R1.0 billion is included in profit for the year (R850 million net of taxation).

Ambatovy

The company has undertaken to contribute up to $60 million towards the Ambatovy feasibility study on the 60,000 tonne nickel and 5,600 tonne cobalt per annum project in Madagascar and Springs, South Africa. Implats and Dynatec Corporation of Canada each hold a 37.5% stake and Sumitomo Corporation of Japan a 25% stake in the project. Completion of the feasibility study is expected by February 2006.

FINANCIAL AFFAIRS

Results for the year

The results for the year are fully dealt with in the financial statements forming part of the annual report. Refer to pages 101 to 171.

Accounting policies

During the year the accounting polices were amended to incorporate IFRS2 which recognises share options granted and dispenses the cost thereof through the income statement. Refer to note 1.2 in the financial statements for further details on changes to accounting policies.

Dividends

An interim dividend (No 74) of 500 cents per share was declared on 17 February 2005, and a final dividend (No 75) of 1,800 cents per share was declared on 26 August 2005, payable on 26 September 2005, giving a total of 2,300 cents per share (2004: 2,100 cents per share). These dividends amounted to R1,535 million for the year (2004:R1,395 million).

Capital expenditure

Capital expenditure for the year amounted to R1,992 million (2004: R1,822 million).

The estimated R2,637 million capital expenditure by Implats envisaged for FY2006 will be funded from internal resources and, if appropriate, borrowings.

Post-balance sheet events

No material events have occurred since the date of these financial statements and the date of approval thereof, the knowledge of which would affect the ability of the users of these statements to make proper evaluations and decisions.

Going concern

The financial statements have been prepared using the appropriate accounting policies, supported by reasonable and prudent judgements and estimates. The directors have a reasonable expectation that the group has adequate resources to continue as a going concern in the foreseeable future.

Associated and subsidiary companies

Information regarding the company's associated companies is given in Note 6 and regarding subsidiaries in Annexure A, both to the financial statements.

Property

Details of the freehold and leasehold land and buildings of the various companies are contained in registers, which are available for inspection at the registered offices of those companies.

DIRECTORATE

Composition of the Board

The Board comprises seven independent directors, one non-executive director and four executive directors.

During the year, the following directors resigned or retired from the Board:

Directors	Date of retirement/resignation
RSN Dabengwa	1 November 2004
PG Joubert	29 October 2004
MF Pleming	31 December 2004
DM O'Connor	18 February 2005

No new appointments were made during the year.

The directors retiring at the next general meeting are Ms MV Mennell, and Messrs DH Brown, TV Mokgatlha and LJ Paton, who being eligible offer themselves for re-election.

Interest of directors

The interests of directors in the shares of the company were as follows and did not individually exceed 1% of the issued share capital or voting control of the company.

As at 30 June	Direct 2005	Direct 2004	Indirect 2005	Indirect 2004
Beneficial	65,365	62,745	500	240
Directors				
DH Brown	10,000	10,000		
CE Markus	18,011	18,011		
MV Mennell	7,726	7,726		
LJ Paton	9,000	9,000	100	100
LC van Vught			400	140
Senior management	20,628	18,008		
Non-beneficial	–	–	–	–

The remuneration of the directors, secretary and senior management for the year under review was as follows:

Fixed remuneration

30 June 2005 (R000s)	Fees	Package	Retirement Funds	Other Benefits	Total
Executive directors					
KC Rumble	–	3,576	375	228	4,179
DH Brown	–	2,064	217	53	2,334
CE Markus	–	1,688	338	17	2,043
LJ Paton	–	1,597	254	26	1,877
Secretary					
R Mahadevey	–	1,009	106	46	1,161
Senior management	–	8,340	1,203	346	9,889

30 June 2005 (R000s)	Directors' fees	Audit Committee	Remuneration Committee	HSE Committee	Nomination Committee	Total
Non-executive directors						
FJP Roux *	519					519
PG Joubert*†	230					230
RS Dabengwa†	50			13		63
JM McMahon	150		60	98		308
MV Mennell	150	75			135	360
TV Mokgatlha	150	60				210
K Mokhele	150				53	203
DM O'Connor†	95			31		126
NDB Orleyn	150		53			203
MF Pleming†	75			68	30	173
JV Roberts	150	75	135			360
LC van Vught	150	180				330
	2,019	390	248	210	218	3,085

* includes attendance at all Board Committee meetings.
† pro-rated as not on the Board for the full year.

30 June 2005 (R000)	Leave encashment	Bonus	Gains on share options exercised	Total
Variable remuneration				
Executive directors				
KC Rumble	–	2,301	5,749	8,050
DH Brown	164	1,031	1,785	2,980
CE Markus	–	898	2,330	3,228
LJ Paton	1,279	776	1,328	3,383
Secretary				
R Mahadevey	–	434	319	753
Senior management	1,522	3,397	5,294	10,213
Total	2,965	8,837	16,805	28,607

An additional amount equivalent to the annual bonus is paid for each individual as a Preferred Compensation payment. The payment is taxed then invested into an endowment policy. The company contributes for up to five years and entitlement only vests provided the employee is still in the service of a group company.

Details of share options and share appreciation bonus options outstanding and exercised by the executive directors, secretary and senior management are as follows:

Name	Balance at 1 July 2004	Allocated during the year	Date of allocation	Number of shares sold	Date sold	Balance at 30 June 2005	Number of shares	Allocation price	First release date
Executive directors									
KC Rumble	Share options								
	59,410			11,000	5 Nov 04		11,000	281.00	6 Jun 03
				11,000	6 Jun 05		11,801	507.00	18 Feb 04
							2,974	484.00	16 Aug 04
							5,642	594.25	21 Jan 05
							5,993	515.82	27 Aug 05
						37,410			
	Share appreciation scheme								
		14,179	15 Sep 04				14,179	507.12	15 Sep 06
		7,435	13 May 05				7,435	509.97	13 May 07
						21,614			
						59,024			
DH Brown	Share options								
	26,411			1,550	27 Oct 04		1,132	344.00	11 Jan 03
				1,175	27 Oct 04		1,982	507.00	18 Feb 02
				1,175	23 May 05		9,454	507.00	18 Feb 04
				2,262	23 May 05		1,198	556.00	6 Jun 04
							2,851	484.10	16 Aug 04
							1,555	594.25	21 Jan 05
							1,638	381.00	5 May 05
							439	515.82	27 Aug 05
						20,249			
	Share appreciation scheme								
		9,684	15 Sep 04				9,684	507.12	15 Sep 06
		5,672	13 May 05				5,672	509.97	13 May 07
						15,356			
						35,605			

Name		Balance at 1 July 2004	Allocated during the year	Date of allocation	Number of shares sold	Date sold	Balance at 30 June 2005	Number of shares	Allocation price	First release date
CE Markus	Share options									
		24,957			1,375	11 Nov 04		1,021	344.00	11 Jan 03
					1,800	11 Nov 04		694	507.00	18 Feb 02
					1,017	11 Nov 04		8,227	507.00	18 Feb 04
					1,800	27 May 05		1,477	556.00	6 Jun 04
					1,018	27 May 05		2,735	484.10	16 Aug 04
					466	27 May 05		41	589.99	25 Nov 04
								1,498	594.25	21 Jan 05
								1,399	381.00	5 May 05
								389	515.82	27 Aug 05
							17,481			
	Share appreciation scheme									
			5,922	15 Sep 04				5,922	507.12	15 Sep 06
			5,225	13 May 05				5,225	509.97	13 May 07
							11,147			
							28,628			
LJ Paton	Share options									
		20,246			500	5 Nov 04		825	344.00	11 Jan 03
					1,750	5 Nov 04		642	507.00	18 Feb 02
					825	5 Nov 04		5,137	507.00	18 Feb 04
					875	18 May 05		959	556.00	6 Jun 04
					825	18 May 05		1,878	484.10	16 Aug 04
								844	594.25	21 Jan 05
								1,204	381.00	5 May 05
								142	515.82	27 Aug 05
								3,840	539.40	18 Sep 05
							15,471			
	Share appreciation scheme									
			6,592	15 Sep 04				6,592	461.68	15 Sep 06
			2,982	13 May 05				2,982	509.97	13 May 07
							9,574			
							25,045			
Secretary										
R Mahadevey	Share options									
		8,978			2,244	18 May 05	6,734	6,734	401.00	2 May 05
	Share appreciation scheme									
			619	15 Sep 04				619	507.12	15 Sep 06
			2,236	13 May 05				2,236	509.97	13 May 07
							2,855			
							9,589			

Name	Balance at 1 July 2004	Allocated during the year	Date of allocation	Number of shares sold	Date sold	Balance at 30 June 2005	Number of shares	Allocation price	First release date
Senior management	Share options								
	130,426	1,442	22 Sep 04	35 127	Various		1,100	52.50	28 July 99
							2,500	57.50	05 Jan 00
							9,000	146.00	30 Jun 01
							3,000	200.00	14 Mar 02
							8,978	344.00	11 Jan 03
							5,279	507.00	18 Feb 02
							13,734	507.00	18 Feb 04
							2,743	556.00	06 June 04
							8,678	484.10	16 Aug 04
							5,941	579.00	25 Nov 04
							760	589.99	25 Nov 04
							4,812	594.25	21 Jan 05
							6,734	401.00	02 April 05
							7,138	381.00	05 May 05
							2,807	515.82	27 Aug 05
							3,664	587.00	16 Feb 06
							4,993	507.12	22 April 06
							1,442	536.37	22 Sept 06
							3,438	539.40	18 Sept 05
						96,741			
	Share appreciation scheme								
		39,242	13 May 05			39,242		509.97	13 May 07
						135,983			

The gains on share options exercised are as follows:

Name	Number of shares: Purchased	Sold	Total	Allocation price (R)	Market price at time of sale (R)	Gain on share options (R000s)
Executive directors						
KC Rumble		11,000	11,000	281.00	507.17	2,488
		11,000	11,000	281.00	577.41	3,261
DH Brown		1,550	1,550	146.00	512.26	568
		1,175	1,175	200.00	512.26	367
		1,175	1,175	200.00	542.15	402
		2,262	2,262	344.00	542.15	448
CE Markus		1,375	1,375	146.00	532.76	532
		1,800	1,800	200.00	532.76	599
		1,017	1,017	344.00	532.76	192
		1,800	1,800	200.00	577.07	679
		1,018	1,018	344.00	577.07	237
		466	466	381.00	577.07	91
LJ Paton		500	500	146.00	510.00	182
		1,750	1,750	200.00	510.00	543
		825	825	344.00	510.00	137
		875	875	200.00	543.55	301
		825	825	344.00	543.55	165
Secretary						
R Mahadevey		2,244	2,244	401.00	543.11	319
Senior management						
	370	2,505	2,875	146.00	566.94	1,054
	480	4,320	4,800	200.00	554.50	1,531
	1,220	3,985	5,205	344.00	563.99	877
		2,244	2,244	401.00	597.49	441
	350	2,119	2,469	484.10	577.21	197
	200	11,908	12,108	507.00	580.37	874
		4,027	4,027	507.12	575.43	275
		460	460	515.82	575.43	27
		939	939	556.00	575.43	18

No share options were granted to non-executive directors. Other benefits accruing to executive directors are set out below.

There were no contracts of significance during or at the end of the financial year in which the directors of the company were materially interested. No material change in the aforegoing interests has taken place between 30 June 2005 and the date of this report.

Directors' fees

In terms of the Articles of Association, the fees for services of directors are determined by the company in a general meeting. Fees for the services of a director are currently R150,000 per annum per director, and R700,000 for the Chairman, which includes attendance at all Board committee meetings. Directors' fees for serving on Board committees are set out below.

	Member	Chairman
Board member	150,000	700,000*
Audit Committee	75,000	180,000
SHE Committee	60,000	135,000
Nomination Committee	60,000	135,000
Remuneration Committee	60,000	135,000

* includes attendance at all committee meetings.

These fees have been waived by the executive directors.

Executive directors' benefits

A group-owned residential property is made available to Mr KC Rumble on a rent-free basis. Mr Rumble has an option to purchase the property at market value at any time while in the employ of the company.

In the event of corporate action giving rise to a loss of office, demotion or the blighting of any career (in the opinion of the Remuneration Committee) of an executive director, that executive director is entitled to a severance package of 24 months' salary.

ADMINISTRATION

Special resolutions proposed

The following special resolution will be proposed to the Implats annual general meeting on 19 October 2005:

ACQUISITION OF COMPANY'S SHARES

A renewal of the authority to acquire up to 10% of the company's shares subject to JSE rules and the Companies Act.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

An amendment to the company's Article of Association regulating the appointment of an independent non-executive Chairman.

Special resolutions passed

During the year the following special resolutions were passed by Implats and its subsidiaries:

IMPLATS

Allowing the company and its subsidiaries to acquire shares in the company, subject to the Companies Act 1973 and the listing requirements of the JSE, provided that the authority does not extend beyond 15 months from the date of granting of the authority.

ZIMPLATS

Changing the name of Zimbabwe Platinum Mines Limited to Zimplats Holdings Limited.

MAKWIRO

Changing the name of Makwiro Platinum Mines (Pvt) Limited to Zimbabwe Platinum Mines (Pvt) Limited.

Financial, administrative and technical advisers

In terms of service agreement, Impala Platinum Limited acts as financial, administrative and technical advisors to the Implats group during the year on a fee basis. Messrs D H Brown, L J Paton, K C Rumble and Ms C E Markus had an interest in this contract to the extent that they are directors of Impala and of the company, but they do not beneficially own any shares in Impala.

Secretaries

Mr R Mahadevey acted as Secretary to Implats and Impala, and Impala acted as Secretaries to other subsidiaries in the Implats group. The business and postal addresses of the Secretaries are set out on page 176.

London Secretaries

The business and postal addresses of the London Secretaries are set out on page 176.

Public Officer

Mr J van Deventer acted as public officer for the group for the year under review.

Consolidated balance sheet Implats group – As at 30 June 2005

(All amounts in rand millions unless otherwise stated)	Note	As at 30 June 2005	2004
ASSETS			
Non-current assets			
Property, plant and equipment	5	10,035.0	9,635.6
Investments in associates	6	901.2	2,304.6
Deferred income tax assets	16	–	9.4
Available-for-sale financial investments	7	276.4	186.4
Held-to-maturity-investments	8	99.3	89.0
Other receivables	9	609.2	132.7
		11,921.1	12,357.7
Current assets			
Inventories	10	1,721.1	1,229.8
Trade and other receivables	11	3,189.9	2,246.2
Cash and cash equivalents	12	3,984.3	1,204.2
		8,895.3	4,680.2
Total assets		20,816.4	17,037.9
EQUITY			
Capital and reserves attributable to the equity holders of the holding company			
Share capital	13	120.4	657.9
Other reserves	14	(506.1)	(626.3)
Retained earnings		14,496.0	10,653.2
		14,110.3	10,684.8
Minority interest		159.8	128.1
Total equity		14,270.1	10,812.9
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities	16	2,381.1	2,271.9
Provision for employee benefit obligations	17	64.6	62.3
Provision for future rehabilitation	18	234.9	207.3
		2,680.6	2,541.5
Current liabilities			
Trade and other payables	19	3,582.4	2,875.1
Current income tax liabilities		280.0	239.8
Borrowings	15	3.3	568.6
		3,865.7	3,683.5
Total liabilities		6,546.3	6,225.0
Total equity and liabilities		20,816.4	17,037.9

The consolidated financial statements have been approved for issue by the Board of Directors on 26 August 2005.

The Notes on pages 120 to 163 are an integral part of these consolidated financial statements.

Consolidated income statement Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Note	Year ended 30 June 2005	2004
Sales	4	12,540.8	11,809.1
On-mine operations	20	(4,109.5)	(3,667.7)
Concentrating and smelting operations	21	(1,043.3)	(967.4)
Refining operations	22	(502.1)	(477.2)
Amortisation of mining assets		(628.8)	(572.3)
Metals purchased		(2,488.9)	(2,259.2)
Increase in metal inventories		454.8	394.4
Cost of sales		(8,317.8)	(7,549.4)
Gross profit		4,223.0	4,259.7
Net foreign exchange transaction gains/(losses)	23	32.5	(216.0)
Other operating expenses	24	(318.9)	(255.4)
Other income	26	292.2	11.4
Other gains – net	27	249.8	138.6
Finance costs	28	(54.3)	(74.6)
Share of profit of associates	29	203.7	328.4
Royalty expense		(414.9)	(414.4)
Profit from sale of investment in Lonplats (2004: Barplats Investments Ltd)	30	3,155.0	322.3
Impairment of mining assets	5	(1,033.8)	–
Profit before tax	31	6,334.3	4,100.0
Income tax expense	32	(1,080.4)	(1,141.3)
Profit for the year		5,253.9	2,958.7
Profit attributable to:			
Equity holders of the company		5,237.6	2,941.3
Minority interest		16.3	17.4
		5,253.9	2,958.7
Earnings per share (expressed in cents per share)	33		
– basic		7,920	4,418
– diluted		7,914	4,410
Headline earnings per share (expressed in cents per share)	33		
– basic		4,325	3,934
– diluted		4,322	3,927
Dividends to group shareholders (expressed in cents per share)	34		
– final dividend June 2005/4 proposed		1,800	1,600
– interim dividend December 2004/3 paid		500	500
		2,300	2,100

The Notes on pages 120 to 163 are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity

Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Notes	Attributable to equity holders of the Company: Share capital	Other reserves	Retained earnings	Minority interest	Total equity
Balance at 30 June 2003		617.8	38.8	9,220.8	418.9	**10,296.3**
Impact of adopting IFRS2 (Share-based Payments) on opening retained earnings	13	10.9		(10.9)		–
Restated balance at 30 June 2003		628.7	38.8	9,209.9	418.9	**10,296.3**
Fair value losses, net of tax:						
– Available-for-sale financial investments	14		(48.6)			**(48.6)**
Currency translation differences, net of tax	14		(265.8)		(33.4)	**(299.2)**
Net expense recognised directly in equity			(314.4)		(33.4)	**(347.8)**
Profit for the year				2,941.3	17.4	**2,958.7**
Total recognised (expense)/income for 2004			(314.4)	2,941.3	(16.0)	**2,610.9**
Employee share option scheme:						
– Adjustment as a result of consolidating share trust	13	(18.7)				**(18.7)**
– Proceeds from shares issued	13	26.2				**26.2**
– Fair value of employee service	13	21.7				**21.7**
– Issue of shares by subsidiary					17.8	**17.8**
Dividend relating to 2003	34			(1,165.4)		**(1,165.4)**
Dividend relating to 2004	34			(332.6)		**(332.6)**
Disposal of Barplats Investments Limited					(11.4)	**(11.4)**
Business combinations:						
Purchase of additional share in Zimplats Holdings Limited (formerly Zimbabwe Platinum Mines Ltd)	38		(350.7)		(281.2)	**(631.9)**
		29.2	(350.7)	(1,498.0)	(274.8)	**(2,094.3)**
Balance at 30 June 2004		657.9	(626.3)	10,653.2	128.1	**10,812.9**
Fair value gains, net of tax:						
– Available-for-sale financial assets	14		76.6			**76.6**
Currency translation differences, net of tax:	14		72.6		8.6	**81.2**
Net income recognised directly in equity			149.2		8.6	**157.8**
Profit for the year				5,237.6	16.3	**5,253.9**
Total recognised income for 2005			149.2	5,237.6	24.9	**5,411.7**
Employee share option scheme:						
– Proceeds from shares issued	13	53.3				**53.3**
– Fair value of employee service	13	22.3				**22.3**
Purchase of treasury shares by subsidiary	13	(613.1)				**(613.1)**
Dividend relating to 2004	34			(1,062.6)		**(1,062.6)**
Dividend relating to 2005	34			(332.2)		**(332.2)**
Transactions with minorities.						
Purchase of additional share in Zimplats Holdings Limited (formerly Zimbabwe Platinum Mines Ltd)	38		(29.0)		6.8	**(22.2)**
		(537.5)	(29.0)	(1,394.8)	6.8	**(1,954.5)**
Balance at 30 June 2005		**120.4**	**(506.1)**	**14,496.0**	**159.8**	**14,270.1**

The Notes on pages 120 to 163 are an integral part of these consolidated financial statements.

Consolidated cash flow statement Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)		Year ended 30 June 2005	2004
Cash flows from operating activities			
Cash generated from operations	35	3,755.5	3,147.6
Interest paid	28	(37.4)	(63.0)
Income tax paid		(931.1)	(1,264.5)
Net cash from operating activities		2,787.0	1,820.1
Cash flows from investing activities			
Increase in shareholding/acquisition of subsidiary, net of cash acquired	38	(22.2)	(631.9)
Disposal of subsidiaries, net of cash sold	30	–	388.6
Purchase of property, plant and equipment	5	(1,995.5)	(1,824.7)
Proceeds from sale of property, plant and equipment	5	31.9	7.8
Increase in investments in associates	6	(82.3)	(42.0)
Payment received from associate on shareholder's loan	6	22.1	–
Disposal of investment in associate	30	4,919.8	–
Purchase of unlisted investments	7	–	(14.7)
Loans granted	9	(617.5)	–
Loan repayments received	9	41.7	–
Payments made to environmental trust	18	–	(8.3)
Interest received		200.1	78.2
Dividends received		1.0	295.8
Net cash generated from/(used in) investing activities		2,499.1	(1,751.2)
Cash flows from financing activities			
Issue of ordinary shares	13	53.3	25.2
Purchase of treasury shares by subsidiary	13	(613.1)	–
(Repayments of)/proceeds from short-term borrowings	15	(548.1)	380.9
Repayments of long-term borrowings	15	–	(74.7)
Dividends paid to company's shareholders		(1,394.8)	(1,498.0)
Net cash used in financing activities		(2,502.7)	(1,166.6)
Net increase/(decrease) in cash and cash equivalents		2,783.4	(1,097.7)
Cash and cash equivalents at beginning of year	12	1,187.0	2,324.5
Effects of exchange rate changes on monetary assets		13.9	(39.8)
Cash and cash equivalents at end of year	12	3,984.3	1,187.0

The Notes on pages 120 to 163 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

1 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

1.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practice and the South African Companies Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial investments, and financial assets and financial liabilities (including derivative instruments) at fair value through the income statement or the statement of changes in equity. The principal accounting policies used by the group are consistent with those of the previous year, unless otherwise stated.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management and the board to exercise its judgement in the process of applying the group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

The following standards issued or revised have not been early adopted by the group and their impact on the results are tabled below:

Summary of standards issued/revised

Standard	Revised/ issued	Description	Early adopted	Retrospective change	2005 Changes	2004 Changes	Impact
IAS 16	2003	Property, plant and equipment	X	√	X	X	As set out below
IAS 21	2003	The effects of changes in foreign exchange rates	X	√	X	X	As set out below
IFRS 4	2004	Insurance contracts	X	√	X	X	As set out below
IFRS 5	2004	Non-current assets held for sale and discontinued operations	X	√	X	X	As set out below

The group will adopt these statements from 1 July 2005:

IAS 16 Property, plant and equipment (revised 2003)

The impact of the early adoption of IAS 16 (revised 2003) would be the separate classification and amortisation/depreciation of significant components of property, plant and equipment. The group is currently in the process of determining the impact of such classification. The future implementations should not substantially affect the financial statements.

IAS 21 The effects of changes in foreign exchange rates (revised 2003)

This standard provides guidance on determining the functional currency of an operation. Although no effect on the group's policies is anticipated, the impact of this standard on the group's Zimbabwean operations is currently being assessed.

IFRS 4 Insurance contracts

The impact of the adoption of the standard is currently being assessed. No material effect on the group's policies is anticipated.

IFRS 5 Non-current assets held for sale and discontinued operations

The implications of the early adoption of IFRS 5 would be the separate disclosure on the face of the income statement of the loss from the discontinued operations of Barplats Investments Limited in 2004. (Note 30). A further impact of an early adoption of the statement would have resulted in the reported profit on sale of Lonmin being higher and the equity accounted earnings for the year being lower by the same amount. Certain non-current assets would be reclassified as held-for-sale (current assets) in the balance sheet.

1.2 Changes in accounting policies

Early adoption of standards:
In 2005, the group undertook the early adoption of the IFRS and the interpretations of standards (IFRIC), which are relevant to its operations, are listed below. The 2004 accounts have been amended in accordance with the relevant requirements:

IFRS 2 (issued 2004)	Share-based payments.
IFRS 6 (issued 2004)	Exploration for and evaluation of Mineral Resources.
IFRIC 1 (issued 2004)	Changes in existing decommissioning, restoration and similar liabilities.
IFRIC 4 (issued 2005)	Determining whether an arrangement includes a lease.
IFRIC 5 (issued 2005)	Rights to interest arising from decommissioning, restoration and environmental rehabilitation funds.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards and interpretations.

The adoption of IFRS6, IFRIC 4 and IFRIC 5 did not result in any changes to the group's reported results.

The early adoption of IFRS 2 has resulted in a change in accounting policy for share-based payments. Until June 2004, the issue of share options to employees, did not result in a charge to the income statement. Subsequent to that date, the group charges the accrued cost of share options outstanding and issued since 7 November 2002 to the income statement (Note 1.18).

The early adoption of IFRS 2 has resulted in:

	2005	2004
Increase in share capital (R million)	**22.3**	21.7
Decrease in opening retained earnings (R million)	**32.6**	10.9
Increase in remuneration expenses (R million)	**22.3**	21.7
Decrease in earnings[1] per share (cents per share)	**41**	32

[1] Earnings equals headline, basic and diluted earnings per share.

The early adoption of IFRIC 1 has resulted in a change in the accounting policy for the provision for rehabilitation and restoration costs.

Until June 2004, the provision for rehabilitation and restoration expensed through the income statement was determined using the present value of increases in future rehabilitation costs due to the passage of time as cost of sales and a charge through finance costs. The present value of an increase in the future liability due to additions to surface disturbances increased the rehabilitation asset.

Subsequent to that date, the group charges the unwinding of the discount to the income statement as a finance cost. Changes to the present value of future costs as a result of additional disturbances, estimates and legislation are charged to the asset. The change in policy resulted in a reclassification from operating expenses to finance costs of R7.5 million in 2004. The adoption of IFRIC 1 is applied prospectively as the adjustment to the restoration liability and relevant asset is considered immaterial.

1.3 Consolidation

The consolidated financial statements include those of Impala Platinum Holdings Limited, its subsidiaries, associates, joint ventures and special purpose entities.

Subsidiaries

Subsidiary undertakings, are those companies (including special purpose entities) in which the group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the group and are no longer consolidated from the date that control ceases.

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

1.3 Consolidation (continued)

Subsidiaries (continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement (Refer Note 1.6).

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Subsidiary undertakings are accounted for at cost in the company.

Transactions with minorities

Transactions with minorities, where the group already has control over the entity, are accounted for using the 'economic entity model'.

In terms of this accounting model, any surplus or deficit arising from such transactions, compared to the carrying amount of the minorities, is adjusted against other reserves.

Associates

Associates are undertakings in which the group has a long-term interest and over which it exercises significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associated undertakings are accounted for by the equity method of accounting in the group. The group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (Refer Note 1.6).

The purchase method of accounting is used to account for the acquisition of associates by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Equity accounting involves recognising in the income statement the group's share of the associate's post-acquisition profit or loss for the year, and, recognising in reserves, its share of post-acquisition movements. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends received reduce the carrying amount in the investment.

The group's interest in an associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes the excess or deficit of the purchase price over the fair value of attributable assets of the associate at date of acquisition, net of any accumulated impairment loss. In addition, the carrying value of the investment in foreign associates includes any exchange differences arising on translation.

When the group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Associated undertakings are accounted for at cost in the company.

1.3 Consolidation (continued)

Joint ventures

The group's interest in jointly controlled entities are accounted for by proportionate consolidation. The group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group's financial statements. The group recognises the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it re-sells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

Joint ventures are accounted for at cost in the company.

Special purpose entities

Special purpose entities (SPEs) are those undertakings that are created to satisfy specific business needs of the group, which has the right to the majority of the benefits of the SPE and/or is exposed to risk incident to the activities thereof.

SPEs are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the group.

1.4 Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each entity in the group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. The consolidated financial statements are presented in South African Rand, which is the functional and presentation currency of Impala Platinum Holdings Limited.

Group companies

Income statements of foreign subsidiaries, associates and joint ventures are translated into South African Rand at average exchange rates for the year and the assets and liabilities are translated at rates ruling at the balance sheet date. The exchange differences arising on translation of assets and liabilities of foreign subsidiaries and associates are transferred directly to other reserves. On disposal of the foreign entity such translation differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Transactions and balances

Foreign currency transactions are accounted for at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities are translated at year-end exchange rates. Gains and losses arising on settlement of such transactions and from the translation of foreign currency monetary assets and liabilities are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

1.5 Property, plant and equipment

Mining assets

Mining assets are recorded at cost less accumulated amortisation and less any accumulated impairment losses. Expenditure, including evaluation costs, incurred to establish or expand productive capacity, to support and maintain that productive capacity and working costs incurred on mines prior to the commencement of production, are capitalised to mining assets. Interest on borrowings, specifically to finance the establishment of mining assets, is capitalised during the construction phase.

Mining assets are amortised using the units-of-production method based on estimated economically recoverable proved and probable mineral reserves, limited to a maximum period of 25 years.

Mining exploration

Expenditure on mining exploration in new areas of interest is charged against income as incurred. Costs related to property acquisitions, surface and mineral rights are capitalised to mining assets and are recorded at cost less accumulated amortisation and less any accumulated impairment losses.

Environmental rehabilitation assets

The assets relating to the rehabilitation and closure costs arising from operating activities are measured using the cost model. Changes in the related liability are adjusted to the carrying amount of the assets in the current period. Environmental rehabilitation assets are amortised on a straight line basis over its useful life.

Other items of property, plant and equipment

These assets are recorded at cost less accumulated depreciation and less any accumulated impairment losses. Land is not depreciated. The following assets are depreciated on the straight line basis over their useful lives as follows:

Rolling stock, heavy vehicles and earthmoving equipment	10 years
Motor vehicles	5 years
Information technology assets	3 years
Buildings	30 years

Assets are not depreciated when the residual value equals or exceeds the carrying value.

An asset's carrying amount is written down immediately to its recoverable amount if the assets's carrying amount is greater than its estimated recoverable amount (Refer Note 1.7).

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be reliably measured. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

1.6 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment loss. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing (Refer Note 1.7).

1.7 **Impairment of assets**

Assets that have an indefinite useful life which are not subject to amortisation, are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are considered to be impaired when the higher of the assets' fair value less cost to sell and its value in use is less than the carrying amount.

The recoverability of the long-lived assets is reviewed by management on a regular basis, based on estimates of future discounted cash flows. These estimates are subject to risks and uncertainties including future metal prices and exchange rates. It is therefore possible that changes could occur which may affect the recoverability of the mining assets. The recoverable amounts of non-mining assets are determined by reference to market values. Where the recoverable amount is less than the carrying amount, the impairment is charged against income to reduce the carrying amount to the recoverable amount of the asset. The revised carrying amounts are amortised over the remaining lives of such affected assets. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An impairment previously recognised will be reversed when changes in circumstances that have an impact on estimates occurred after the impairment was recognised. The reversal of an impairment will be limited to the lower of the newly calculated recoverable amount or the book value that would have existed if the impairment was not recognised. The reversal of an impairment is recognised in the income statement.

1.8 **Investments**

The group classifies its investments in the following categories: financial assets held for trading at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Purchases and sales of investments are recognised on the trade date – the date on which the group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

Financial assets held for trading at fair value through profit and loss

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as financial assets held for trading at fair value through profit and loss, and are included in current assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Refer Note 1.14). Loans and receivables are subsequently carried at amortised cost using the effective interest method less any accumulated impairment loss.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group's management has the positive intention and ability to hold to maturity, and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Held to maturity investments are subsequently carried at amortised cost using the effective interest method less any accumulated impairment loss.

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

1.8 Investments (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Available-for-sale financial assets are subsequently carried at fair value. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of listed investments are based on current closing market prices. If the market for a financial asset is not active (and for unlisted securities), the group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are reversed through the income statement.

1.9 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

1.10 Leases

Leases where the lessee assumes substantially all of the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the lower of the estimated present value of the underlying lease payments and the fair value of the asset. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element is expensed to the income statement, as a finance charge, over the lease period.

The property, plant and equipment acquired under finance leasing contracts is amortised in terms of the group accounting policy. (Refer Note 1.5).

Leases of assets under which substantially all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement in the period in which they occur. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

1.11 Inventories

Metal inventories

Platinum, palladium and rhodium are treated as main products and other platinum group and base metals produced as by-products. Metals mined by the group, including in-process metal contained in matte produced by the smelter and precious metal concentrate in the base and precious metal refineries, are valued at the lower of average cost of production and fair value less cost to complete and sell. Quantities of in-process metals are based on latest available assays. The average cost of production is taken as total costs incurred on mining and refining, including amortisation, less net revenue from the sale of by-products, allocated to main products on a units produced basis. Refined by-products are valued at their fair value less cost to sell. Stocks of metals purchased or recycled by the group are valued at the lower of cost or fair value less cost to sell.

Stores and materials

Stores and materials are valued at the lower of cost or net realisable value, on a first-in-first-out basis. Obsolete, redundant and slow moving stores are identified and written down to net realisable values. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

1.12 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, money market instruments, investments, receivables, trade creditors, metal leases, borrowings and forward commitments.

The group participates in financial instruments that reduce risk exposure to foreign currency and future metal price fluctuations. The recognition methods adopted are disclosed in the individual policy statements associated with each item.

1.13 Derivative financial instruments

Metal futures, options and lease contracts are entered into to preserve and enhance future revenue streams. Forward exchange contracts are entered into to hedge anticipated future transactions.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently remeasured at fair value. The method of recognising the resulting gain or loss is dependant on the nature of the item being hedged. On the date that the derivative contract is entered into, the group designates derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction or a firm commitment (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity. Changes in the fair value of derivatives that are designated as fair value hedges are recognised in the income statement.

Certain derivative transactions, while providing effective economic hedges under group's risk management policies, do not qualify for hedge accounting. Changes in the fair value of any such derivative instruments are recognised immediately in the income statement.

1.14 Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is charged to the income statement.

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

1.15 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowing costs are charged to finance costs in the income statement. When borrowings are utilised to fund qualifying capital expenditure, such borrowings costs that are directly attributable to the capital expenditure are capitalised from the point at which the capital expenditure and related borrowing cost are incurred.

1.16 Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are not recognised for future operating losses.

1.17 Environmental rehabilitation obligations

These long-term obligations result from environmental disturbances associated with the group's mining operations. Estimates are determined by independent environmental specialists in accordance with environmental regulations.

Rehabilitation costs

The net present value of future rehabilitation cost estimates as at year-end is recognised and provided for in full in the financial statements. The estimates are reviewed annually to take into account the effects of inflation and changes in the estimates. Discount rates that reflect the time value of money are utilised in calculating the net present value.

A change in the measurement of the liability which is recognised as part of the cost of mining, processing and refining assets and changes in the estimated future outflow of resources, embodying economic benefits which would be required to settle the obligation, is capitalised to the environmental rehabilitation asset. (Refer Note 1.5). A change in the liability resulting from the unwinding of the discount is recognised in the income statement as a finance cost.

Ongoing rehabilitation cost

The cost of the ongoing current programmes to prevent and control pollution is charged against income as incurred.

Impala Pollution, Rehabilitation and Closure Trust Fund

Contributions are made to this trust fund, created in accordance with statutory requirements, to provide for the estimated cost of rehabilitation during and at the end of the life of Impala Platinum Limited's mines. Income earned on monies paid to the trust is accounted for as investment income. The trust investments are included under held-to-maturity-investments.

The group has control over the trust and it is consolidated as a special purpose entity.

1.18 Employee benefits

Defined benefit and defined contribution retirement plans

The group operates or participates in a number of defined benefit and defined contribution retirement plans for its employees. The pension plans are funded by payments from the employees and by the relevant group companies and contributions to these funds are expensed as incurred. The assets of the different plans are held by independently managed trust funds. These funds are governed by either the South African Pension Fund Act of 1956 or Zimbabwean law. The defined benefit plans are multi-employer plans, where sufficient information is not available to account for them as defined benefit plans, and they are in substance accounted for as defined contribution plans. Defined benefit plans are subject to actuarial valuations at intervals of no more than three years.

1.18 Employee benefits (continued)

Post-employment medical obligations

The group provides post-retirement healthcare benefits to qualifying employees and retirees. The expected costs of these benefits are accrued over the period of employment. Valuations of these obligations are carried out annually by independent qualified actuaries. Actuarial gains or losses as a result of these valuations, are recognised in the income statement as incurred.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Bonus plans

The group recognises a liability and an expense for bonuses based on a formula that takes into consideration production and safety performance. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Equity compensation plans

Equity-settled share option incentive scheme

The group's share option plan provides for the granting of options to key employees who are able to purchase shares in the holding company at a price equal to the average market price of the five trading days preceding the date upon which the Remuneration Committee approved the granting of the options.

The scheme is administrated through the Impala Share Incentive Trust. Shares are issued to the trust as required. Employees are entitled to exercise their options at the option price.

The maximum number of share options outstanding in terms of the share scheme may not exceed 3.5% of the issued share capital of Impala Platinum Holdings Limited.

Vesting of options first occurs two years after the granting of the options, limited to a maximum of 25% of the total options granted. In subsequent years an additional 25% per year vests. All outstanding options expire within 10 years from the date of granting the options.

Cash-settled share appreciation rights scheme

The group allocates to selected executives and employees notional shares in the holding company. These notional shares will confer the conditional right on a participant to be paid a cash bonus equal to the appreciation in the share price from the date of allocation to the date of surrender of the notional share. Notional shares are first surrenderable after two years of allocation to a maximum of 25% of the allocation. In subsequent years an additional 25% becomes surrenderable. All outstanding notional shares becomes surrenderable after 10 years from date of allocation.

Measurement

- Equity-settled share option incentive scheme

  The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined with reference to the fair value of the options granted on grant date and is expensed on a straight line basis over the vesting period. The fair value is determined by using the Binomial option valuation model and assumptions used to determine the fair value is detailed in Note 3. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement and a corresponding adjustment to equity over the remaining vesting period.

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

1.18 Employee benefits (continued)

- Cash settled compensation plans
  The fair value of employee services received in exchange for the allocation of notional shares are recognised as an expense. A liability equal to the portion of the services received is determined and recognised at each balance sheet date. The binomial option valuation model is used to determine the fair value and the assumptions are detailed in Note 3.

1.19 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and deferred income tax liabilities of the same taxable entity are offset when they relate to taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.

The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, post-retirement medical benefits, tax losses carried forward and fair value adjustments on assets acquired from business combinations.

1.20 Revenue recognition

Revenue comprises the fair value in respect of the sale of metals produced and metals purchased and toll income received by the group. Revenue is recognised when the risks and rewards of ownership, net of sales taxes and discounts, are transferred.

Sales of metals mined and metals purchased

Sales are recognised when a group entity has delivered products to the customer and collectibility of the related receivables is reasonably assured.

Toll income

Toll refining income is recognised at date of declaration or dispatch of metal from the refinery in accordance with the relevant agreements with customers.

Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost–recovery basis as conditions warrant.

Dividend income

Dividend income is recognised at the accrual date, when the shareholder's right to receive payment is established.

Government assistance

Government assistance is accounted for applying the income approach and recognised through profit and loss on an accrual basis, in as far as the conditions attached to such assistance will be met.

1.21 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. All income and expenses excluded from the gross profit calculation are not allocated to segments.

The group is an integrated PGM and associated base metal producer. On a primary basis, the business segments are:

- mine-to-market primary PGM producer, including the marketing of metals produced by the group (Impala);
- mine-to-concentrate local and foreign primary PGM producers (Marula and Zimbabwe) and
- toll refiner for third party material (Impala Refining Services).

1.22 Dividend distribution

Dividend distribution to the company's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are approved by the board of directors.

2 Financial risk management

2.1 Financial risk factors

The group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the group's financial performance. The group, from time to time, uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (group treasury/hedging committee) under policies approved by the Board of Directors, which identifies, evaluates and hedges financial risks in close co-operation with the group's operating units. The risk committee approves written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investing excess liquidity.

2.1.1 Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

To manage foreign exchange risk arising from future commercial transactions, recognised assets and liabilities, the group, from time to time, uses forward contracts within board approval limits. Group treasury/hedging committee is responsible for managing the net position in each foreign currency.

Securities price risk

The group is exposed to equity securities price risk because of investments held by the group and classified on the consolidated balance sheet as available-for-sale financial assets. Group treasury continually monitor this exposure.

Commodity price risk

The group is exposed to fluctuations in metal prices. From time to time, the group enters into metal futures, options or lease contracts to manage the fluctuations in metal prices thereby preserving and enhancing its revenue streams. At 30 June 2005 the group had no material metal futures, options or lease contracts in place (2004: nil).

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

2.1.2 Credit risk

The group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The group has policies that limit the amount of credit exposure to any single financial institution.

The potential concentration of credit risk consists mainly of cash and cash equivalents, trade debtors and other receivables.

The group limits its counter party exposures from its money market investment operations by only dealing with well-established financial institutions of high quality credit standing. The credit exposure to any one counter party is managed by setting exposure limits which are reviewed regularly by the board of directors.

The group is exposed to credit-related losses in the event of non-performance by counter parties to derivative instruments. The counter parties to these contracts are major financial institutions. The group continually monitors its positions and the credit ratings of its counter parties and limits the amount of contracts it enters into with any one party.

Trade debtors comprise a number of customers, dispersed across different geographical areas. Ongoing credit evaluations are performed on the financial condition of these and other receivables. Trade debtors are presented net of the allowance for impairment.

2.1.3 Interest rate risk

The group monitors its exposure to fluctuating interest rates. Cash and cash equivalents are primarily invested with short-term maturity dates. The group's primary exposure in respect of borrowings is detailed in Note 15. At 30 June 2005 (2004: nil), the group did not consider there to be any significant concentration of interest rate risk.

2.1.4 Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, group treasury/hedging committee aims to maintain flexibility in funding by keeping committed credit lines available.

2.2 Accounting for derivative financial instruments and hedging activities

The group's risk management policy on hedging is not prescriptive regarding the available financial instruments to be used, but financial limits and exposures are set by the Board. Due to the limited extent of these hedges, hedge accounting is not applied and therefore changes in the fair value of any derivative instruments are recognised in the income statement immediately.

2.3 Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The listed market price used for financial assets held by the group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

The carrying amounts of financial assets and liabilities approximate their fair values.

3 Critical accounting estimates and judgements

Estimates and judgements are continually re-evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of assets

The group tests whether assets have suffered any impairment, in accordance with the accounting policy stated in Note 1.7. The recoverable amounts of cash-generating units have been derived from value-in-use calculations. These calculations require the use of estimates of future commodity prices and exchange rates. Estimates are based on management's interpretation of market forecasts.

The main assumptions include:

- long-term real revenue per platinum ounce sold of R6,700 (2004: R7,170) per ounce and
- long-term real discount rate, a range of 8% to 10% (2004: 10% to 12%) for South African and 13% to 15% (2004: 15 % to 17%) for Zimbabwean assets.

Provisions

Provisions for post-retirement medical liability and future rehabilitation cost have been determined, based on calculations which require the use of estimates. (Note 17, 18)

Post-employment medical benefits

Actuarial parameters used by independent valuators assume 5.88% (2004: 7.35%) as the long-term medical inflation rate and an 8.0% (2004: 9.5%) risk-free interest rate corresponding to the yields on long-dated high-quality bonds.

Future rehabilitation obligation

The net present value of current rehabilitation estimates is based on the assumption of a long-term real interest rate of 4% (2004: 4%)

Share-based payments

The measurement of the fair value of employee services received as consideration for equity instruments of the company, is calculated using the Binomial option pricing model. The average inputs into this model are as follows:

	Equity settled share option scheme		Cash settled share appreciation scheme	
	2005	2004	**2005**	2004
Weighted average share price on grant date (R)	**513.50**	539.20	**527.59**	–
Weighted average share price on valuation date [1]	**513.50**	539.20	**597.00**	–
Weighted average exercise price (R) [2]	**507.42**	537.39	**508.87**	–
Expected volatility [3]	**39.13**	40.92	**29.44**	–
Dividend yield (%)	**4.09**	4.62	**3.45**	–
Risk-free interest rate (%)	**8.35**	9.40	**7.67**	–

[1] Weighted average share price for the valuation of equity-settled shares is calculated taking into account the market price on all grant dates. The value of cash settled share appreciation rights are calculated at the year-end closing price.

[2] The weighted average exercise price for equity-settled and cash-settled shares is calculated taking into account the exercise price on each grant date.

[3] Expected volatility for equity settled shares is the average implied volatility on Implats shares on each grant date. Expected volatility for cash settled share appreciation rights scheme is the implied six-month volatility on year end.

No comparatives for the cash settled scheme are supplied as the scheme was implemented in the current financial year.

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

(All amounts in rand million unless otherwise stated) Year ended 30 June 2005		Impala segment	Marula segment	Zimbabwe segment	Impala Refining Services segment	Inter-segment adjustment	Total
4 Segment information							
Primary reporting format – business segments							
Sales from:							
Metals mined		8,396.8		89.8			**8,486.6**
Metals purchased		3,643.8			3,892.2	(3,630.7)	**3,905.3**
Toll income					180.1	(31.2)	**148.9**
Inter-company concentrate sales			237.0	911.1		(1,148.1)	**–**
Total sales		12,040.6	237.0	1,000.9	4,072.3	(4,810.0)	**12,540.8**
Segment operating expenses for:							
Metals mined		4,978.9	360.4	786.8		(31.2)	**6,094.9**
Metals purchased		3,632.1			3,635.6	(4,778.8)	**2,488.9**
Other cost					188.8		**188.8**
Gross cost		8,611.0	360.4	786.8	3,824.4	(4,810.0)	**8,772.6**
(Increase)/decrease in metal inventories		(103.2)		(15.4)	(363.9)	27.7	**(454.8)**
Cost of sales		8,507.8	360.4	771.4	3,460.5	(4,782.3)	**8,317.8**
Gross profit		3,532.8	(123.4)	229.5	611.8	(27.7)	**4,223.0**
Segment assets		13,177.6	1,167.1	2,013.8	2,778.5		**19,137.0**
Unallocated assets							**778.2**
Associates							**901.2**
Total assets							**20,816.4**
Segment liabilities		1,846.5	21.2	200.4	1,550.2		**3,618.3**
Unallocated liabilities							**2,928.0**
Total liabilities							**6,546.3**
Other segment items							
Capital expenditure (mining, rehabilitation and other)		1,696.8	117.7	194.3			**2,008.8**
Impairment of mining assets			(1,033.8)				**(1,033.8)**
Depreciation		2.1		6.6	0.6		**9.3**
Amortisation		491.8	66.3	70.1			**628.2**
Statistical information							
Total metals produced							
Platinum	(000 oz)	1,115			733		**1,848**
Palladium	(000 oz)	515			514		**1,029**
Rhodium	(000 oz)	130			104		**234**
Nickel	(000 tonnes)	7.9			8.1		**16.0**
PGM in concentrate produced included in IRS refined metal	(000 oz)		77.0	255.9			**332.9**
Gross margin analysis							
Metals mined	(%)	41.9					**41.9**
Metals purchased – Impala	(%)	0.3					**0.3**
Metals purchased – IRS					15.0		**15.0**
Inter-company concentrate sales	(%)		(52.1)	22.9			**8.6**

(All amounts in rand million unless otherwise stated) Year ended 30 June 2004	Impala segment	Marula segment	Barplats disposed segment	Zimbabwe segment	Impala Refining Services segment	Inter-segment adjustment	Total

4 **Segment information (continued)**

Primary reporting format – business segments (continued)

	Impala segment	Marula segment	Barplats disposed segment	Zimbabwe segment	Impala Refining Services segment	Inter-segment adjustment	Total
Sales from:							
Metals mined	7,679.2			71.5			7,750.7
Metals purchased	3,419.5				3,480.0	(3,176.8)	3,722.7
Toll income					371.5	(35.8)	335.7
Inter-company concentrate sales		94.4	112.9	864.4		(1,071.7)	–
Total sales	11,098.7	94.4	112.9	935.9	3,851.5	(4,284.3)	11,809.1
Segment operating expenses for:							
Metals mined	4,656.8	111.3	117.8	597.0			5,482.9
Metals purchased	3,421.2				3,122.4	(4,284.4)	2,259.2
Other cost					201.7		201.7
Gross cost	8,078.0	111.3	117.8	597.0	3,324.1	(4,284.4)	7,943.8
Increase in metal inventories	(160.9)			(33.3)	(188.6)	(11.6)	(394.4)
Cost of sales	7,917.1	111.3	117.8	563.7	3,135.5	(4,296.0)	7,549.4
Gross profit	3,181.6	(16.9)	(4.9)	372.2	716.0	11.7	4,259.7
Segment assets	8,580.5	2,203.2		1,724.7	1,654.3		14,162.7
Unallocated assets							570.6
Associates							2,304.6
Total assets							17,037.9
Segment liabilities	1,709.3	97.4		163.3	1,024.9		2,994.9
Unallocated liabilities							3,230.1
Total liabilities							6,225.0
Other segment items							
Capital expenditure (mining, rehabilitation and other)	1,200.8	504.7	3.8	142.9			1,852.2
Depreciation	3.6				4.1		7.7
Amortisation	481.5	16.6	14.7	59.5			572.3
Statistical information							
Total metals produced							
Platinum (000 oz)	1,090				871		1,961
Palladium (000 oz)	501				545		1,046
Rhodium (000 oz)	116				135		251
Nickel (000 tonnes)	6.9				9.5		16.4
PGM in concentrate produced included in IRS refined metal (000 oz)		36.6	37.3	249.8			323.7
Gross margin analysis							
Metals mined (%)	41.5						41.5
Metals purchased – Impala (%)	0.0						0.0
Metals purchased – IRS (%)					18.6		18.6
Inter-company concentrate sales (%)		(17.9)	(4.3)	39.8			30.7

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

4 Segment information (continued)

Primary reporting format – business segments (continued)

Notes to business segment analysis:

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and operating cash. They exclude deferred taxation, investments and derivatives held for trading or designated as hedges of borrowings.

Segment liabilities comprise operating liabilities. They exclude items such as taxation and corporate borrowings.

Capital expenditure comprises additions to property, plant and equipment (Note 5), including additions resulting from acquisitions through business combinations.

Sales

Metals mined

Reflect the mine-to-market sales primarily from the Impala Platinum mining operations.

Metals purchased

Revenue from metals purchased is recognised within two separate legal entities:

- for Impala Platinum this incorporates sales of metals purchased principally from IRS R3,630.7 million (2004: R3,176.8 million).
- for Impala Refining Services this includes sales from purchases of metals from third party refining customers. The majority of sales are to Impala Platinum, and a portion directly to the market.

Toll income

Fees earned by IRS for treatment of metals from third party refining customers.

Inter-company concentrate sales

Comprises sales of concentrate from Marula and Implats' Zimbabwe mining activities to IRS.

Segment operating expenses for

Gross cost

Comprises total costs associated with the mining, refining and purchase of metals.

Inter-segment adjustments

Elimination of inter-segment sales, purchases and unrealised profit in the group.

Inter-segment transfers

Inter-segment transfers are based on market related prices.

Secondary reporting format – geographical segments

Although the group's business segments are managed on a worldwide basis, they operate in two geographical areas.

South Africa is the home country of the parent company and the main operating company. The areas of operation are principally mining and toll refining activities in South Africa and Zimbabwe.

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

4 Segment information (continued)

Analysis of sales by destination

	2005	2004
Main products		
Asia	3,762.3	3,400.5
North America	3,542.9	3,044.0
Europe	1,715.2	1,641.9
South Africa	726.9	820.6
	9,747.3	8,907.0
By-products		
South Africa	1,972.5	1,873.4
North America	429.9	238.8
Asia	134.7	331.6
Europe	107.5	122.6
	2,644.6	2,566.4
Toll income		
South Africa	101.4	324.5
North America	47.1	9.9
Asia	0.1	1.1
Europe	0.3	0.2
	148.9	335.7
	12,540.8	11,809.1

Sales and the toll income are allocated based on the country in which the customer is located. The Zimbabwean operations did not contribute more than 10% of consolidated sales.

Analysis of sales by category

	2005	2004
Sales of goods		
Precious metals	10,892.9	10,051.3
Base metals	1,499.0	1,422.1
Revenue from services		
Toll refining	148.9	335.7
	12,540.8	11,809.1

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

4 Segment information (continued)

Other segment information

(All amounts in rand millions unless otherwise stated)	Sales 2005	Sales 2004	Total assets 2005	Total assets 2004	Capital expenditure 2005	Capital expenditure 2004
South Africa	**12,451.0**	11,737.6	**17,896.2**	13,000.4	**1,814.5**	1,709.3
Zimbabwe	**89.8**	71.5	**2,013.8**	1,724.7	**194.3**	142.9
Other			**5.2**	8.2		
Investment in associates			**901.2**	2,304.6		
	12,540.8	11,809.1	**20,816.4**	17,037.9	**2,008.8**	1,852.2

Total assets and capital expenditure are allocated according to the location of the asset.

Sales are allocated based on the country in which the sale originates.

5 Property, plant and equipment

Mining assets

These comprise expenditure on shafts, plant and equipment, mining development and general capital expenditure.

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	Year ended 30 June 2004
Cost		
Opening book amount	**12,441.6**	11,086.6
Disposal of subsidiary	**–**	(215.7)
Exchange adjustment on translation of foreign subsidiaries and joint venture	**105.5**	(236.0)
Additions	**1,978.5**	1,794.7
Addition to rehabilitation asset (Note 18)	**13.3**	27.5
Disposals	**(34.2)**	(15.5)
	14,504.7	12,441.6
Accumulated amortisation		
Opening book amount	**2,848.8**	2,308.0
Exchange adjustment on translation of foreign subsidiaries and joint venture	**13.5**	(18.5)
Charge for the year	**628.2**	572.3
Impairment of assets	**1,033.8**	–
Disposals	**(4.2)**	(13.0)
	4,520.1	2,848.8
Net book amount	**9,984.6**	9,592.8

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

5 Property, plant and equipment (continued)

Other assets

These comprise expenditure on freehold land and buildings, plant and equipment, motor vehicles, furniture, and leased equipment.

	2005	2004
Cost		
Opening book amount	63.0	42.1
Exchange adjustment on translation of foreign subsidiaries and joint venture	3.0	(6.6)
Additions	17.0	30.0
Disposals	(6.7)	(2.5)
	76.3	63.0
Accumulated depreciation		
Opening book amount	20.2	11.8
Exchange adjustment on translation of foreign subsidiaries and joint venture	1.2	(2.1)
Charge for the year	9.3	7.7
(Disposals)/adjustment	(4.8)	2.8
	25.9	20.2
Net book amount	50.4	42.8
Closing net book amount	10,035.0	9,635.6

The recoverable amount of a cash generating unit (CGU) is derived from value-in-use calculations. The calculations use cash flow projections, based on the life-of-mine plan, where cash flow estimates are subject to risks and uncertainties regarding future metal prices and exchange rates.

The finalisation of a revised mining plan for the Marula CGU indicated that the carrying value of the asset might not be recoverable, resulting in an amount of R1,033.8 million being written down as an impairment loss. This is R417.5 million less than the amount reported in the interim results for the period ended December 2004. The adjustment is as a result of the re-evaluation of the long-term assumptions of the group's business planning cycle for the next five years.

Long-term real key assumptions (Marula specific)	June 2005	Dec 2004	June 2004
Revenue per platinum ounce sold	6,450	6,100	7,000
Discount rate (%)	8.0	8.0	10.0
R/US$ exchange rate	6.5	6.9	8.5

6 Investments in associates

i) Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)

	2005	2004
Share of post acquisition retained income	3,082.4	2,874.9
Shares at cost	430.8	430.8
Accumulated amortisation of goodwill arising on acquisition	(102.9)	(102.9)
Dividends received	(1,776.6)	(1,741.4)
Sale of investment	(1,633.7)	–
Net book amount	–	1,461.4
Goodwill included in carrying value:		
At cost		185.0
Accumulated amortisation		(102.9)
Net book amount	–	82.1

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

6 Investments in associates(continued)

i) Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited) (continued)

Shares beneficially owned in the undermentioned companies involved in the business of mining, refining and marketing of PGMs.

	2005	2004
Number of shares		
Western Platinum Limited		
Ordinary shares		7,319,924
Effective holding: 27.1%		
Eastern Platinum Limited		
Ordinary shares		149,110
Effective holding: 27.1%		

Summarised balance sheet as at 31 March

	2005	2004
Capital and reserves		5,071.8
Non-current liabilities		2,059.8
Current liabilities		605.9
		7,737.5
Non-current assets		7,036.3
Current assets		701.2
		7,737.5

The associate companies prepare their financial statements to 30 September to conform to the financial year of their holding company. Only publicly available information for these associate companies has been used for equity accounting purposes. Consequently, results for the six months to September 2004 (2004: 12 months to 31 March 2004) have been included in the equity accounted earnings for the year. The associates were sold on 30 September 2004.

ii) Two Rivers Platinum (Proprietary) Limited

	2005	2004
Shares at cost	**45.0**	45.0
Shareholder's loan	**354.1**	271.8
Net book amount	**399.1**	316.8

The company holds various PGM mineral rights. The results of the trial mining were evaluated towards the end of calendar year 2004 and development of the mine was approved by shareholders during the second half of the financial year.

	2005	2004
Shareholding		
Number of shares		
Ordinary shares	**270**	270
Effective holding: 45.0%		

There was no change in the percentage interest in the associate during the year ended 30 June 2005.

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

6 Investments in associates (continued)

ii) Two Rivers Platinum (Proprietary) Limited (continued)

Summarised balance sheet as at 30 June	2005	2004
Capital and reserves	102.0	101.6
Non-current liabilities	788.1	604.3
Current liabilities	26.4	5.6
	916.5	711.5
Non-current assets	860.0	690.0
Current assets	56.5	21.5
	916.5	711.5

The results of the associate are based on audited financial statements.

iii) Aquarius Platinum (South Africa) (Proprietary) Limited

	2005	2004
Share of results	56.1	53.6
Unearned profit in the group	(16.4)	(10.1)
	39.7	43.5
Shares at cost	43.5	16.9
Shareholder's loan	418.9	466.0
Net book amount	502.1	526.4

Impala Platinum Holdings Limited has provided a guarantee to Investec Bank Limited on behalf of Aquarius Platinum (South Africa) (Proprietary) Limited for a loan facility granted of R146.3 million (2004: R175.0 million), of which nil (2004: R175.0 million) had been utilised at year end.

This guarantee is set to expire upon conclusion of certain project completion tests relating to the Marikana project. If the project completion tests are not met, the guarantee will reduce proportionally in line with the loan repayments to Investec Bank Limited, which started at the end of calendar year 2004.

Shares beneficially owned in the company involved in the business of mining and marketing of PGMs.

	2005	2004
Shareholding		
Number of shares		
Ordinary shares	280	250
Effective holding: 20.0% (2004: 25%)		

As a result of Aquarius Platinum (SA) Pty Limited's recent black economic empowerment (BEE) transaction, the group invested an additional R71.5 million in equity and shareholder's loan. This transaction ensured the investment was maintained at 20% following the BEE transaction.

Summarised balance sheet as at 30 June	2005	2004
Capital and reserves	441.6	231.5
Non-current liabilities	2,496.9	2,171.4
Current liabilities	465.6	388.0
	3,404.1	2,790.9

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004
6 Investments in associates (continued)		
iii) Aquarius Platinum (South Africa) (Proprietary) Limited (continued)		
Summarised balance sheet at 30 June (continued)		
Non-current assets	**2,576.6**	2,191.4
Current assets	**827.5**	599.5
	3,404.1	2,790.9

The equity accounted results of the associate for the year are based on audited financial statements.

Summary of investments in associates

	2005	2004
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)	–	1,461.4
Two Rivers Platinum (Proprietary) Limited	**399.1**	316.8
Aquarius Platinum (South Africa) (Proprietary) Limited	**502.1**	526.4
Total investments in associates	**901.2**	2,304.6

7 Available-for-sale financial investments

Investment in listed shares
Comprise shares in the following listed company

	2005	2004
Aquarius Platinum Limited		
Beginning of the year	**171.7**	229.7
Exchange differences	**38.7**	(27.7)
Share price movement	**51.3**	(30.3)
End of the year	**261.7**	171.7

During the year, the group maintained its strategic shareholding in Aquarius Platinum Limited, holding 7,141,966 shares (2004: 7,141,966) which amounts to approximately 8.6% (2004: 8.6%) of the issued share capital of that company. The shares are listed on the Australian Stock Exchange and the London Stock Exchange. The fair value of these shares as at the close of business on 30 June 2005 by reference to Stock Exchange quoted prices and closing exchange rates was R261.7 million (2004: R171.7 million).

Investment in unlisted shares
Shares beneficially owned in the undermentioned concern at fair value:

	2005	2004
Silplat (Proprietary) Limited	**14.7**	14.7
Total available-for-sale investments	**276.4**	186.4

8 Held-to-maturity investments

	2005	2004
Investment in interest-bearing instruments	**99.3**	89.0

The investment is held through the Impala Pollution, Rehabilitation and Closure Trust Fund (Note 18). The fund is an irrevocable trust under the group's control. The funds are invested primarily in interest-bearing instruments.

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

9 Other receivables

	2005	2004
Loans		
BEE companies	617.5	–
Fair value adjustment	(103.8)	–
	513.7	–
Barplats Investments Limited	73.0	114.7
Less: current portion of loan (Note 11)	(36.5)	(45.9)
	36.5	68.8
	550.2	68.8

As an integrated part of the sale of the group's share in Lonplats, an amount of R617.5 million was made available as loans to the following BEE companies in equal amounts:

- Andisa Incwala Investments (Proprietary) Limited,
- Dema Incwala Investments (Proprietary) Limited and
- Vantage Capital Incwala Investments (Proprietary) Limited.

These loans are repayable within five to seven years and are structured into interest free and interest bearing. The interest-bearing loans bear interest in years 3 and 4 at the Johannesburg Interbank Acceptance Rate (JIBAR) plus 1%, in year 5 at JIBAR plus 2%, and thereafter at JIBAR plus 3%. The loans are secured by a guarantee from Lonmin plc. In terms of the group's accounting policy these loans were fair valued on initial recognition using the effective interest rate method.

The Barplats Investments Limited loan bears interest at JIBAR plus 3% nominal annual, compounded monthly in arrears. The loan capital is repayable in two equal annual instalments on 31 May 2006 and 31 May 2007. The loan is secured by a mortgage bond over property.

	2005	2004
Prepayments		
Royalty prepayment	68.8	73.7
Charged to the income statement during the year	(4.9)	(4.9)
	63.9	68.8
Less: current portion of prepayment (Note 11)	(4.9)	(4.9)
	59.0	63.9

Royalty prepayment represents the payment of royalties settled through an issue of shares to the mineral right holders of the Impala mining lease area during 1999.

	2005	2004
Total other receiveables	609.2	132.7

10 Inventories

	2005	2004
Refined metal		
At cost	461.9	290.7
At fair value less cost to sell	46.3	34.6
	508.2	325.3
In-process metal	1,030.8	790.9
Exchange adjustment on translation of foreign subsidiaries and joint venture	10.1	(15.9)
Metal inventories	1,549.1	1,100.3
Stores and materials inventories	172.0	129.5
	1,721.1	1,229.8

P143

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

11 Trade and other receivables

Trade receivables	**2,219.6**	1,362.2
Receivables from related parties (Note 39)	**341.9**	246.3
Advances and loan facilities provided to related parties (Note 39)	**340.6**	245.8
Employee receivables	**92.1**	84.4
South African Revenue Services (Value Added Tax)	**97.6**	53.3
Current portion of loans (Note 9)	**36.5**	45.9
Prepayments	**24.9**	37.6
Interest receivable	**21.6**	1.9
Other receivables	**10.2**	163.9
Current portion of royalty prepayment (Note 9)	**4.9**	4.9
	3,189.9	2,246.2

Trade and other foreign receivables include advances of R1,373.9 million (2004: R789.8 million) to customers which are secured by in-process metal inventories held as collateral against these advances.

The uncovered foreign currency denominated balances, included above, were as follows:		
Trade and other receivables (US$ million)	**300.9**	208.3

The credit exposures by country are as follows:		
North America	**1,255.2**	624.6
South Africa	**749.0**	544.0
Asia	**120.7**	159.9
Europe	**94.7**	33.7
	2,219.6	1,362.2

Other receivables primarily represent a South African exposure.

12 Cash and cash equivalents

Short-term bank deposits	**3,541.1**	900.4
Cash at bank	**443.2**	303.8
	3,984.3	1,204.2

The weighted average effective interest rate on short-term bank deposits was 7.4% (2004: 8.4%) and these deposits have an average maturity of 90 days (2004: 30 days).

Cash and bank overdrafts include the following for the purposes of the cash flow statement:		
Cash and cash equivalents	**3,984.3**	1,204.2
Bank overdrafts (Note 15)	**–**	(17.2)
	3,984.3	1,187.0

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

12 Cash and cash equivalents (continued)

	2005	2004
The uncovered foreign currency denominated balances as at 30 June were as follows:		
Bank balances (US$ million)	102.1	61.0
The credit exposures by country are as follows:		
South Africa	3,826.6	1,006.3
Europe	134.0	141.8
Zimbabwe	6.9	6.5
Asia	1.8	4.2
Mauritius	15.0	45.4
	3,984.3	1,204.2

13 Share capital

Share capital and share premium

	2005	2004
Authorised amount	20.0	20.0

The total authorised ordinary share capital comprises 100 million shares (2004: 100 million shares) with a par value of 20 cents each. All issued shares are fully paid.

	Number of shares issued (million)	Ordinary shares (R million)	Share premium (R million)	Treasury shares (R million)	**Total (R million)**
At 30 June 2003	66.594	13.3	604.5		**617.8**
Adjustment for IFRS2 adoption			10.9		**10.9**
Restated opening balance:					
At 30 June 2003	66.594	13.3	615.4		**628.7**
Consolidation of share trust	(0.084)		(18.7)		**(18.7)**
Issued by the share option scheme	0.103		26.2		**26.2**
Equity compensation plans			21.7		**21.7**
At 30 June 2004	66.613	13.3	644.6		**657.9**
Issued by the share option scheme	0.155	0.1	53.2		**53.3**
Treasury shares purchased	(1.230)			(613.1)	**(613.1)**
Equity compensation plans			22.3		**22.3**
At 30 June 2005	65.538	13.4	720.1	(613.1)	**120.4**

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

13 Share capital (continued)

Share capital and share premium (continued)

Up to 10% of the unissued shares may be issued by the directors at their discretion until the next annual general meeting. The Directors' report sets out additional details in respect of the share option scheme.

The group acquired, through a subsidiary, 1,230,622 of its own shares, in terms of an approved share buy-back scheme, through purchases on the JSE Limited during the period under review for an amount of R613.1 million (2004: nil) at an average price of R498.22 per share. The shares are held as 'treasury shares' which reduce shareholders' equity.

Share options

Movement in the number of share options outstanding was as follows (000):

	2005		2004	
	Number (000)	Weighted average exercise price R	Number (000)	Weighted average exercise price R
At beginning of year	1,094.4	501.82	962.7	467.58
Granted	141.5	509.07	335.4	548.52
Exercised	(155.3)	348.38	(102.4)	259.25
Expired	(1.5)	599.57	–	–
Forfeited	(201.5)	525.00	(101.3)	574.57
At end of year	877.6	524.66	1,094.4	501.82
Exercisable	224.0	521.95	135.1	360.82
Not yet exercisable	653.6	524.49	959.3	521.68
	877.6	524.66	1,094.4	501.82

Refer to the Directors' report for details on share options held by directors and key management personnel.

The number of shares held by the Trust at year end totalled 77,003 (2004: 8,350).

13 Share capital (continued)

Share options (continued)

Share options outstanding (number in thousands) at the end of the year have the following terms:

Option price rand per share	Vesting years 2001 – 2003	2004	2005	2006	2007	2008	2009	2010	Total number
52.50	1.4								**1.4**
57.50	2.5								**2.5**
146.00	6.0	4.5							**10.5**
200.00	3.4	3.2	4.5						**11.1**
281.00				11.0					**11.0**
344.00	0.8	1.8	3.9	9.6					**16.1**
381.00			5.3	7.1	7.1	7.1			**26.6**
401.00				4.5	4.5	4.5			**13.5**
430.30				4.0	4.0	4.0	4.0		**16.0**
461.68					2.0	2.0	2.0	2.0	**8.0**
475.25					1.2	1.2	1.3	1.2	**4.9**
482.61				1.1	1.1	1.1	1.1		**4.4**
483.48					2.4	2.4	2.4	2.5	**9.7**
484.10			9.2	16.6	13.5	13.5			**52.8**
505.25					2.4	2.4	2.4	2.5	**9.7**
507.00	6.3	30.4	39.4	45.5	44.7				**166.3**
507.12			6.2	9.7	9.7	9.7	9.7		**45.0**
515.82			0.5	4.8	4.8	4.8	4.8		**19.7**
522.00		0.5	0.5	0.5	0.5				**2.0**
536.37					5.5	5.5	5.5	5.6	**22.1**
539.40				1.0	1.0	1.0	1.0		**4.0**
544.25					1.0	1.0	1.0	1.0	**4.0**
556.00		4.4	5.0	4.8	4.8				**19.0**
568.99			0.5	0.5	0.5	0.5			**2.0**
579.00			2.1	2.1	2.1	2.1			**8.4**
587.00			1.1	15.9	15.9	15.9	15.9		**64.7**
589.99			1.6	0.9	0.9	0.9			**4.3**
594.25		0.7	15.8	14.6	14.6	14.6			**60.3**
600.00		0.7	61.9	61.9	61.9	61.9			**248.3**
611.48				2.3	2.3	2.3	2.4		**9.3**
Total 2005	**20.4**	**46.2**	**157.5**	**218.4**	**208.4**	**158.4**	**53.5**	**14.8**	**877.6**
Total 2004	29.0	117.4	218.7	257.2	233.5	176.9	61.7		1,094.4

The share option scheme was closed to future issues with effect from October 2004.

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

14 Other reserves

	Fair value adjustment: investments	Translation of foreign subsidiaries	Acquisition equity adjustment	Total
Balance 1 July 2003	200.6	(161.8)		**38.8**
Revaluation (Note 7)	(58.0)			**(58.0)**
Deferred tax charged to equity (Note 16)	9.4			**9.4**
Currency translation differences		(265.8)		**(265.8)**
Acquisition of Zimplats Holdings Limited (formerly Zimbabwe Platinum Mines Limited) minorities (Note 38)			(350.7)	**(350.7)**
Balance 30 June 2004	152.0	(427.6)	(350.7)	**(626.3)**
Revaluation (Note 7)	90.0			**90.0**
Deferred tax charged to equity (Note 16)	(13.4)			**(13.4)**
Currency translation differences		103.2		**103.2**
Deferred tax charged to equity (Note 16)		(30.6)		**(30.6)**
Acquisition of Zimplats Holdings Limited (formerly Zimbabwe Platinum Mines Limited) minorities (Note 38)			(29.0)	**(29.0)**
Balance 30 June 2005	228.6	(355.0)	(379.7)	**(506.1)**

15 Borrowings

	2005	2004
Current		
Indwa Investments Limited	–	500.0
Absa Bank Limited	3.3	51.4
Bank overdrafts (Note 12)	–	17.2
	3.3	568.6
Total borrowings	3.3	568.6

The Indwa Investments Limited loan facility bore interest at 8.4% per annum and was repaid during the year.

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

15 Borrowings (continued)

The Absa Bank loan, which is US dollar-denominated, was obtained to finance the Ngezi/SMC Project and was payable over two years commencing March 2003. The loan bears interest at London Interbank Offer Rates (LIBOR) plus 5% per annum. The average interest rate during the year was 8.75% (2004: 7.55%). The debt is secured by project sales revenue, guarantees by the group, a pledge and cession of the Special Mining Lease No. 1 mining agreement, mineral rights pertaining to the Ngezi South Claims and a pledge of shares in the following subsidiaries:

- Zimbabwe Platinum Mines (Private) Limited (formerly Makwiro Platinum Mines (Private) Limited)
- Hartley Minerals Zimbabwe (Private) Limited
- Hartley Platinum Mines (Private) Limited

	2005	2004
The effective interest rates for the year were as follows:	%	%
Bank loans (R)	7.40	8.30
Bank loans (US$)	7.50	6.36

Borrowing powers

In terms of the articles of association of the companies in the group, the borrowing powers of the group are determined by the directors but are limited to ordinary shareholders' interest.

	2005	2004
Ordinary shareholders' interest	14,110.3	10,684.8
Currently utilised	3.3	568.6

16 Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	2005	2004
Deferred tax assets		
– Deferred tax asset to be recovered after more than 12 months	–	(9.4)
Deferred tax liabilities – net		
Deferred tax assets:		
– Deferred tax asset to be recovered after more than 12 months	(272.8)	(131.0)
Deferred tax liabilities:		
– Deferred tax liability to be recovered after more than 12 months	2,653.9	2,402.9
	2,381.1	2,271.9

Deferred income taxes are calculated at the prevailing tax rates of the different fiscal authorities where the asset or liability originates.

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

16 Deferred income tax (continued)

The movement in the deferred income tax account is as follows:		
At the beginning of the year	2,262.5	1,886.7
Acquisition of interest in subsidiaries and joint venture	–	56.7
Exchange adjustment on translation of foreign subsidiaries and joint venture	4.6	(10.9)
Fair value adjustment to loans	(39.0)	–
Tax charged to equity (Note 14)	44.0	(9.4)
Income statement charge (Note 32)	109.0	339.4
Net deferred tax liability at the end of the year	2,381.1	2,262.5
Deferred tax assets and liabilities are attributable to the following items:		
Deferred tax liabilities		
Property, plant and equipment	2,621.1	2,356.4
Other	32.8	46.5
	2,653.9	2,402.9
Deferred tax assets		
Substantially long-term provisions	(75.0)	(123.5)
Other	(197.8)	(16.9)
	(272.8)	(140.4)
Net deferred tax liability	2,381.1	2,262.5

17 Provision for employee benefit obligations

Pension and provident plans

Independent funds provide pension and other benefits to all permanent employees and their dependants. At the end of the financial year the following funds were in existence:

- Impala Provident Fund
- Impala Platinum Refineries Provident Fund
- Impala Workers Provident Fund
- Impala Supplementary Pension Fund
- Sentinel Pension Fund (industry fund)
- Mine Employees Pension Fund (industry fund)
- Mining Industry Pension Fund Zimbabwe (industry fund)
- National Social Security Scheme Zimbabwe (industry fund)
- Old Mutual – Zimasco Pension Fund
- Novel Platinum Pension Fund

Post-employment medical benefits

The amounts recognised in the income statement were as follows:

Current service cost	2.9	3.0
The total charge was included in operating expenses (Note 25)		
Movement in the liability recognised in the balance sheet:		
At beginning of year	62.3	63.5
Total expense – as shown above	2.9	3.0
Contributions paid	(5.5)	(4.2)
At end of year	59.7	62.3

Cash settled share appreciation rights liability

At beginning of year	–	–
Charge to income statement (Note 25)	4.9	–
	4.9	–

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

17 Provision for employee benefit obligations (continued)

Share appreciation rights, net of options forfeited, were granted to employees during the year at an average exercise share price of R508.87 per share (2004: nil) and expire during 2015 (2004: nil).

Movement in the number of share appreciation rights outstanding was as follows (000):	2005	2004
At beginning of year	–	–
Granted	400.0	–
At end of year	400.0	–

Share appreciation rights outstanding (number in thousands) at the end of the year have the following terms:

		Vesting years				Total
	Price per share	2007	2008	2009	2010	number
	461.68	1.7	1.7	1.6	1.6	6.6
	498.91	0.7	0.8	0.9	0.9	3.3
	507.12	7.6	7.6	7.6	7.6	30.4
	509.97	90.0	89.9	89.9	89.9	359.7
Total		100.0	100.0	100.0	100.0	400.0

The input parameters were the same as for the calculation of the share option scheme (Note 3)
The total intrinsic value was R35.3 million (2004: nil) as determined by the year-end share price of R597.00.

	2005	2004
Total employee benefit obligations	64.6	62.3

18 Provision for future rehabilitation

Future rehabilitation obligation	2005	2004
At beginning of year	207.3	200.2
Disposal of subsidiary (Note 30)	–	(24.2)
Exchange adjustment on translation of foreign subsidiaries and joint venture	1.9	(1.0)
Present value of additional rehabilitation obligations (Note 5)	13.3	27.5
Charge to income statement (Note 28)	16.9	11.6
	239.4	214.1
Less: utilised during year	(4.5)	(6.8)
At end of year	234.9	207.3

Current cost rehabilitation estimate is R524.9 million (2004: R455.7 million)

The movement of the investment in the Impala Pollution, Rehabilitation and Closure Trust Fund, is as follows:

	2005	2004
At beginning of year	89.0	74.9
Interest accrued (Note 27)	10.3	5.8
Contributions	–	8.3
At end of year	99.3	89.0

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

18 Provision for future rehabilitation (continued)

Future value of rehabilitation obligation	**1,913.8**	1,830.9
Future value of rehabilitation trust investment	**(960.1)**	(964.2)
Future net environmental rehabilitation obligation	**953.7**	866.7

The future value of the rehabilitation obligation was calculated by inflating the current rehabilitation cost over 25 years to an estimated future rehabilitation cost.

The future value of the rehabilitation trust investment was calculated by assuming that the present balance in the rehabilitation trust will be invested at a risk-free rate over 25 years. The shortfall will be funded by contributions to the trust.

Guarantees have been provided to the various Minerals and Energy Departments (DME) to satisfy the requirements of the Minerals and Petroleum Resources Development Act with respect to environmental rehabilitation (Note 36).

19 Trade and other payables

Trade payables	**1,971.1**	1,542.5
Payables to related parties (Note 39)	**566.6**	471.0
Royalties payable	**385.8**	395.0
Forward commitments (Note 37)	**306.7**	158.7
Leave liability	**188.6**	180.0
Other payables	**163.6**	127.9
	3,582.4	2,875.1

The uncovered foreign currency denominated balances as at 30 June were as follows:		
Trade and other payables (US$ million)	**175.4**	15.9
Forward commitments (US$) (Note 37)	**46.0**	25.7
	221.4	41.6

Royalties payable
Comprises the accrual for royalty payments to the holders of mineral rights. The calculation is based on mining taxable income and is only finalised once that has been assessed by the South African Revenue Services. Payments are made in accordance with an agreed schedule.

Leave liability
Employee entitlements to annual leave are recognised on an ongoing basis. The liability for annual leave as a result of services rendered by employees is accrued up to the balance sheet date.

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

20 On-mine operations

On-mine costs exclude amortisation and comprise the following principal categories:

Labour	2,253.6	2,009.4
Materials and other mining costs	1,664.9	1,492.4
Utilities	191.0	165.9
	4,109.5	3,667.7

21 Concentrating and smelting operations

Concentrating and smelting costs exclude amortisation and comprise the following principal categories:

Labour	201.6	173.6
Materials and other costs	611.5	551.1
Utilities	230.2	242.7
	1,043.3	967.4

22 Refining operations

Refining costs exclude amortisation and comprise the following principal categories:

Labour	215.2	205.8
Materials and other costs	230.9	238.7
Utilities	56.0	32.7
	502.1	477.2

23 Net foreign exchange transaction (gains)/losses

The exchange differences charged to the income statement are included as follows:

Sales	(33.7)	198.9
Forward cover contracts	1.2	17.1
	(32.5)	216.0

24 Other operating expenses

Other costs comprise the following principal categories:

Corporate costs	211.7	189.6
Selling and promotional expenses	107.2	65.8
	318.9	255.4

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

25 Employee benefit expense

Employment costs		
Wages and salaries	2,638.4	2,368.7
Other post retirement benefits (Note 17)	2.9	3.0
Pension costs – defined contribution plans (Note 17)	91.2	80.3
Share based compensation	27.2	21.7
– Equity settled (Note 13)	22.3	21.7
– Cash settled (Note 17)	4.9	–
	2,759.7	2,473.7

26 Other (income)/expenses

Exploration expenditure	6.4	8.4
Government assistance – export incentive	(93.4)	(16.4)
Sale of toll-refining and concentrate purchasing agreement	(101.6)	–
Insurance commissions	(102.3)	–
Other	(1.3)	(3.4)
	(292.2)	(11.4)

27 Other gains – net

Other gains consist of the following principal categories:

Interest income		
Short-term bank deposits	202.3	65.0
Effective interest on fair value adjusted loans	30.7	–
Rehabilitation and Closure Trust Fund (Note 18)	10.3	5.8
Loans and advances	1.8	11.8
Settlement discounts	11.4	9.3
Interest-bearing securities	–	8.0
Employee loans	5.8	6.9
Other	0.1	0.6
	262.4	107.4
Fair value (losses)/gains on financial instruments	(17.1)	18.1
Dividends received	1.0	11.2
Metal lease fees	3.5	1.9
	(12.6)	31.2
Total other gains – net	249.8	138.6

28 Finance costs

Bank borrowings	(37.2)	(56.4)
Debentures	–	(3.9)
Other	(0.2)	(2.7)
Rehabilitation obligation – unwinding of discount (Note 18)	(16.9)	(11.6)
	(54.3)	(74.6)

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

29 Share of profit of associates

	2005	2004
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited) (Note 6 i)	207.5	289.5
Aquarius Platinum (South Africa) (Proprietary) Limited (Note 6 iii)	(3.8)	38.9
	203.7	328.4

30 Sale of subsidiaries/associate

i) Barplats Investments Limited

Barplats, a subsidiary and reporting segment, was sold on 31 May 2004.

	2005	2004
The income statement of Barplats for the 11 months ended 31 May 2004 was as follows:		
Sales		112.9
Operating expenses		(107.5)
Other expenses		(33.5)
Tax		0.0
Loss for the period		(28.1)
Profit on sale of subsidiary		322.3
Net result of discontinued operation		294.2
Barplats business segment		
Balance sheet as at 31 May 2004		
Non-current assets		206.2
Current assets		1.3
Total assets		207.5
Capital and reserves attributable to the equity holders of the holding company		67.2
Non-current liabilities		24.2
Current liabilities		116.1
Total equity and liabilities		207.5
Cash flow statement for the 11 months ended 31 May 2004		
Cash flows from operating activities		(29.5)
Cash flows from investing activities		(3.0)
Cash flows from financing activities		32.5
Net movement in cash and cash equivalents		–

Notes to the consolidated financial statements Implats group – Year ended 30 June 2004

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

30 Sale of subsidiaries/associate (continued)

i) Barplats Investments Limited (continued)

Cash effect of sale of subsidiary

	2005	2004
Property, plant and equipment		215.7
Inventories		0.2
Trade and other receivables		2.1
Cash and cash equivalents		0.2
Provision for future rehabilitation		(24.2)
Trade and other payables		(116.1)
Book value of net assets sold		77.9
Minority interest		(11.4)
Profit on sale of subsidiary		322.3
Proceed from sale of investment		388.8
Cash balance disposed		(0.2)
Net cash effect		388.6

ii) Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)

	2005	2004
Proceeds from disposal of Lonplats	4,919.8	
Less: carrying value of investment	(1,633.7)	
Less: transaction costs and fair value adjustment on BEE loans	(131.1)	
Profit on sale of associate	3,155.0	

31 Profit before tax

The following items have been charged in arriving at profit before tax:

	2005	2004
Auditors' remuneration		
Fees for audit services	3.9	2.9
Fees for other services	1.2	0.2
Provisions		
Post-retirement medical benefits (Note 17)	2.9	3.0
Rehabilitation obligation finance cost – unwinding of discount (Note 18)	16.9	11.6
Amortisation of assets		
Mining assets (Note 5)	628.2	572.3
Depreciation of other assets (Note 5)	9.3	7.7
Repairs and maintenance expenditure on property, plant and equipment	163.9	161.5
Operating lease rentals	2.0	1.5
Professional fees	28.1	57.9
Employee benefit expense (Note 25)	2,759.7	2,473.7

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

32 Income tax expense

	2005	2004
Current tax		
Mining	472.5	395.0
Non-mining	319.1	223.2
	791.6	618.2
Deferred tax (Note 16)		
Current year	178.8	360.9
Change in rate	(69.8)	(21.5)
	109.0	339.4
Secondary tax on companies	170.9	140.3
Foreign tax	8.9	43.4
	179.8	183.7
Tax for the year	1,080.4	1,141.3

The tax of the group's profit differs as follows from the theoretical charge that would arise using the basic tax rate for South African companies:

	%	%
Normal tax rate for companies	29.0	30.0
Adjusted for:		
Disallowable expenditure	2.8	0.4
Exempt income	(14.4)	(2.4)
Effect of change in tax rate	(1.1)	–
Effect of different tax rates of associates	(0.9)	(2.4)
Effect of different tax rates of foreign subsidiaries	(1.0)	(1.3)
Secondary tax on companies	2.7	3.4
Effective tax rate	17.1	27.7

33 Earnings per share

Basic earnings per share is calculated by dividing the net profit by the weighted average number of ordinary shares in issue during the year.

	2005	2004
Profit attributable to equity holders of the company	5,237.6	2,941.3
Weighted average number of ordinary shares in issue (millions)	66.129	66.580
Basic earnings per share (cents)		
From continuing operations	3,463	3,976
From sale of Lonplats (2004: sale of Barplats)	4,457	442
	7,920	4,418

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

33 Earnings per share (continued)

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares as a result of share options granted to employees under the share option scheme. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2005	2004
Profit attributable to equity holders of the company	5,237.6	2,941.3
Weighted average number of ordinary shares in issue (millions)	66.129	66.580
Adjustments for share options (millions)	0.054	0.117
Weighted average number of ordinary shares for diluted earnings per share (millions)	66.183	66.697
Diluted earnings per share (cents)		
From continuing operations	3,460	3,969
From sale of Lonplats (2004: sale of Barplats)	4,454	441
	7,914	4,410

The calculation for headline earnings per share is based on the basic earnings per share calculation adjusted for the following items:

	2005	2004
Profit attributable to equity holders of the company	5,237.6	2,941.3
Add: impairment of assets net of tax	849.8	–
Less: sale of toll refining contract net of tax	(72.1)	–
Less: profit on sale of Lonplats (2004: Barplats Investments Limited)	(3,155.0)	(322.3)
Headline earnings	2,860.3	2,619.0
Headline earnings per share (cents)		
– basic	4,325	3,934
– diluted	4,322	3,927

34 Dividend per share

At the Board meeting on 26 August 2005, a final dividend in respect of 2005 of 1,800 cents per share amounting to a total dividend of R1,203.2 million was approved. Secondary Tax on Companies (STC) on the dividend will amount to R150.4 million.

These financial statements do not reflect this dividend and related STC payable. The dividend will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 30 June 2006.

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

34 Dividend per share (continued)

Dividends paid

Final dividend No. 73 for 2004 of 1,600 (2003: 1,750) cents per share	1,062.6	1,165.4
Interim dividend No. 74 for 2005 of 500 (2004: 500) cents per share	332.2	332.6
	1,394.8	1,498.0

Dividend cover relating to dividends paid and proposed in the financial year

Based on net profit	3.4	2.1
Based on headline earnings (Note 33)	1.9	1.9

35 Cash generated from operations

Reconciliation of net profit to cash generated from operations:

Profit attributable to equity holders of the company	5,237.6	2,941.3
Adjustments for:		
Profit on disposal of associate/subsidiary (Note 30)	(3,155.0)	(322.3)
Minority interest	16.3	17.4
Income tax expense (Note 32)	1,080.4	1,141.3
Depreciation (Note 31)	9.3	7.7
Amortisation (Note 31)	628.2	572.3
Fair value loss/(gain) financial instruments (Note 27)	17.1	(18.1)
Interest income (Note 27)	(262.4)	(107.4)
Dividend income (Note 27)	(1.0)	(11.2)
Finance cost (Note 28)	54.3	74.6
Share of results of associates (Note 29, 6)	(203.7)	(328.4)
Retirement benefit obligations (Note 17)	2.9	3.0
Payments made for post-retirement benefits (Note 17)	(5.5)	(4.2)
Payments made for rehabilitation (Note 18)	(4.5)	(6.8)
Impairment of fixed assets (Note 5)	1,033.8	–
Equity compensation (Note 25)	27.2	21.7
Amortisation of prepaid royalty (Note 9)	4.9	4.9
Changes in working capital (excluding the effects of acquisition and disposal of subsidiaries):		
Inventories	(481.2)	(398.5)
Trade and other receivables	(915.0)	(639.1)
Payables	32.6	(461.6)
Accruals	639.2	661.0
Cash generated from operations	3,755.5	3,147.6

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

36 Contingent liabilities and guarantees

At year end the group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

	2005	2004
Related party contingencies		
Aquarius Platinum (South Africa) (Proprietary) Limited (Note 6 iii)	**146.3**	175.0
Zimbabwe Platinum Mines (Private) Limited (formerly Makwiro Platinum Mines (Private) Limited)	**3.3**	51.4
Collateral security for employee housing	**3.2**	7.3
Withholding tax on dividends	**16.0**	–
Department of Minerals and Energy	**288.0**	103.7
Registrar of medical aids	**5.0**	5.0
Total contingencies	**461.8**	342.4

Due to uncertainties regarding the timing and amounts, potential outflows cannot be quantified.

37 Commitments

Commitments at the balance sheet date, but not recognised in the financial statements, are as follows:

	2005	2004
Mining property, plant and equipment		
Commitments contracted for	**2,595.5**	603.2
Approved expenditure not yet contracted	**6,877.9**	1,844.4
	9,473.4	2,447.6
Not later than 1 year	**2,191.8**	625.0
Later than 1 year not later than 5 years	**7,268.4**	1,822.6
Later than 5 years	**13.2**	–
	9,473.4	2,447.6
Operating lease rentals for mining accommodation		
Not later than 1 year	**2.1**	2.3
Later than 1 year but not later than 5 years	**10.1**	10.8
Later than 5 years	**6.2**	10.2
	18.4	23.3

This expenditure will be funded internally and if necessary, from borrowings.

The forward commitments, recognised in the financial statements, are as follows:

Metal purchase commitments

From time to time, in order to finance third party refining, Impala Refining Services Limited sells refined metal, held on behalf of third parties, into the market with a commitment to repurchase at a later date.

	2005	2004
Foreign currency US$ millions (Note 19)	**46.0**	25.7
Fair value R millions (not later than 1 year) (Note 19)	**306.7**	158.7

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

38 Business combinations

Zimplats Holdings Limited (formerly Zimbabwe Platinum Mines Limited)

During the year, a further 1.3 million (2004: 32.3 million) shares were acquired for an amount of R22.2 million (2004: R631.9 million) [AU$4.8 million (2004: AU$135.2 million)]

A restructuring of the shareholding in the Zimplats group, resulted in 14.8 million shares being issued to Impala Platinum Holdings Limited for its holding in Zimbabwe Platinum Mines (Private) Limited (formerly Makwiro Platinum Mines (Pvt) Limited). The total value of this transaction was R244.9 million. The percentage holding after these changes is 86.9% in Zimplats Holdings Limited.

Details of the transactions are as follows:

	2005	2004
Purchase consideration:		
Cash paid	22.2	631.9
Transfer to investment in Zimplats Holdings Limited	244.9	–
	267.1	631.9
Value of investment in Zimbabwe Platinum Mines (Private) Ltd (formerly Makwiro Platinum Mines Limited)	(244.9)	–
Carrying value of minorities acquired	6.8	(281.2)
Movement in other reserves (Note 14)	29.0	350.7

39 Related party transactions

The following transactions were carried out with related parties:

	2005	2004
Sales of goods and services to associates		
Sales of services		
Refining fees	9.8	255.4
Interest	–	5.5
	9.8	260.9
Purchases of goods and services from associates		
Purchases of mineral concentrates	1,187.8	1,314.6

Key management compensation

Key management compensation has been disclosed in the directors report.

	2005	2004
Year-end balances arising from sales/purchases of goods/services		
Payables to associates (Note 19)	566.6	471.0
Receivables from associates (Note 11)	341.9	246.3

Notes to the consolidated financial statements Implats group – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

39 Related party transactions (continued)

Loans to related parties

Loans to directors and key management of the company have been disclosed in the Directors' report.

Loans to associates:		
Beginning of the year	**245.8**	70.0
Loans advanced during year	**5,698.1**	1,129.5
Loan repayments received	**(5,604.5)**	(953.7)
Interest charged	**9.8**	4.7
Interest received	**(8.6)**	(4.7)
End of the year (Note 11)	**340.6**	245.8

Contingencies

Guarantees provided (Note 36)	**146.3**	175.0

Share options granted to directors

The aggregate number of share options granted to the directors and key management is disclosed in the directors report.

40 Principal subsidiaries

The principal subsidiaries of the group are set out in Annexure A.

41 Interest in joint venture

The group has a 50% interest in a joint venture, Mimosa Investments Limited, which is involved in the business of mining PGMs. The following amounts represent the group's 50% share of the assets and liabilities and sales and results of the joint venture and are included in the consolidated balance sheet and income statement:

Property, plant and equipment	**412.8**	364.5
Current assets	**88.8**	8.4
	501.6	372.9
Provisions for liabilities and charges	**(41.7)**	(43.6)
Current liabilities	**(53.7)**	(67.8)
	(95.4)	(111.4)
Net assets	**406.2**	261.5
Sales	**304.9**	246.7

Inter-group sales are eliminated on consolidation.

(All amounts in rand millions unless otherwise stated)		Year ended 30 June 2005	2004

41 Interest in joint venture (continued)

		2005	2004
Profit before tax		97.5	108.5
Income tax expense		(2.4)	(16.2)
Profit after tax		95.1	92.3
Capital commitments	– approved expenditure not yet contracted	40.7	7.5
	– commitments contracted for	–	193.5
		40.7	201.0

There are no contingent liabilities relating to the group's interest in the joint venture.

42 Events after the balance sheet date

Post balance sheet events are disclosed in the Directors' report.

Company balance sheet Impala Platinum Holdings Ltd – As at 30 June 2005

(All amounts in rand millions unless otherwise stated)	Note	As at 30 June 2005	2004
ASSETS			
Non-current assets			
Investments in associates	1	861.5	1,046.7
Investments in subsidiaries and joint venture	1	1,119.7	1,093.6
Deferred income tax assets	2	–	9.4
Available-for-sale financial investments	3	276.4	186.4
		2,257.6	2,336.1
Current assets			
Trade and other receivables	4	88.8	8.4
Cash and cash equivalents	5	0.0	0.0
		88.8	8.4
Total assets		2,346.4	2,344.5
EQUITY			
Share capital	6	781.7	659.9
Other reserves	7	228.6	152.0
Retained earnings		1,304.2	1,515.1
Total equity		2,314.5	2,327.0
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities	2	4.0	–
Current liabilities			
Trade and other payables	8	26.1	10.2
Current income tax liabilities		1.8	7.3
		27.9	17.5
Total liabilities		31.9	17.5
Total equity and liabilities		2,346.4	2,344.5

These financial statements have been approved for issue by the Board of Directors on 26 August 2005.

Company income statement Impala Platinum Holdings Ltd – Year ended 30 June 2005

	Note	2005	2004
Other expenses	9	(269.3)	(43.6)
Other gains	10	1,458.9	1,484.2
Profit before tax	11	1,189.6	1,440.6
Income tax expense	12	(1.3)	(7.5)
Profit for the year attributable to equity holders of the company		1,188.3	1,433.1

The Notes on pages 167 to 170 are an integral part of these company financial statements.

Company statement of changes in shareholders' equity Impala Platinum Holdings Ltd – Year ended 30 June 2005

(All amounts in rand million unless otherwise stated)	Notes	Share capital	Other reserves	Retained earnings	Total
Balance at 30 June 2003		617.8	200.6	1,580.0	**2,398.4**
Impact of adopting IFRS2 (Share-based payments) on opening retained earnings		10.9			**10.9**
Restated balance at 30 June 2003		628.7	200.6	1,580.0	**2,409.3**
Fair value losses, net of tax:					
– Available-for-sale financial assets	7		(48.6)		**(48.6)**
Net expense recognised directly in equity			(48.6)		**(48.6)**
Profit for the year				1,433.1	**1,433.1**
			(48.6)	1,433.1	**1,384.5**
Employee share option scheme:					
– Proceeds from shares issued	6	9.5			**9.5**
– Fair value of employee service		21.7			**21.7**
Dividend relating to 2003	13			(1,165.4)	**(1,165.4)**
Dividend relating to 2004	13			(332.6)	**(332.6)**
		31.2		(1,498.0)	**(1,466.8)**
Balance at 30 June 2004		659.9	152.0	1,515.1	**2,327.0**
Fair value profits, net of tax:					
– Available-for-sale financial assets	7		76.6		**76.6**
Net income recognised directly in equity			76.6		**76.6**
Profit for the year				1,188.3	**1,188.3**
			76.6	1,188.3	**1,264.9**
Employee share option scheme:					
– Proceeds from shares issued	6	99.5			**99.5**
– Fair value of employee service		22.3			**22.3**
Dividend relating to 2004	13			(1,065.8)	**(1,065.8)**
Dividend relating to 2005	13			(333.4)	**(333.4)**
		121.8		(1,399.2)	**(1,277.4)**
Balance at 30 June 2005		**781.7**	**228.6**	**1,304.2**	**2,314.5**

The Notes on pages 167 to 170 are an integral part of these company financial statements.

Company cash flow statement Impala Platinum Holdings Ltd – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Notes	Year ended 30 June 2005	2004
Cash flows from operating activities			
Cash generated from operations	14	1,122.6	1,452.9
Tax paid		(6.8)	(8.3)
Net cash from operating activities		1,115.8	1,444.6
Cash flows from investing activities			
Purchase of investments in associates	1	(82.3)	(42.0)
Payment received from associate on shareholders loan	1	22.1	–
Purchase of investments in subsidiaries		(22.2)	(633.7)
Purchase of unlisted investments	3	–	(14.7)
Loans repaid by subsidiaries		243.1	728.0
Interest received		0.2	3.5
Dividends received	10	0.7	2.8
Net cash from investing activities		161.6	43.9
Cash flows from financing activities			
Issue of ordinary shares	6	121.8	9.5
Dividends paid to shareholders	13	(1,399.2)	(1,498.0)
Net cash used in financing activities		(1,277.4)	(1,488.5)
Cash and cash equivalents at end of year		–	–

The Notes on pages 167 to 170 are an integral part of these financial statements.

Notes to the company financial statements Impala Platinum Holdings Ltd – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

1 Investments in subsidiaries, associates and joint venture

	2005	2004
Associates	861.5	1,046.7
Subsidiaries and joint venture (Annexure A)	1,119.7	1,093.6
	1,981.2	2,140.3
Associates		
At cost		
Zimbabwe Platinum Mines (Private) Limited (formerly Makwiro Platinum Mines (Private) Limited)	–	247.0
Two Rivers Platinum (Proprietary) Limited	399.1	316.8
Aquarius Platinum (South Africa) (Proprietary) Limited	462.4	482.9
Total investments in associates	861.5	1,046.7

2 Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	2005	2004
Deferred tax (liability)/assets:		
– Deferred tax asset to be recovered after more than 12 months	(4.0)	9.4

Deferred income taxes are calculated at the prevailing tax rates of the different fiscal authorities where the asset or liability originates.

The movement on the deferred income tax account is as follows:

	2005	2004
At the beginning of the year	9.4	–
Tax (charge)/credit to equity (Note 7)	(13.4)	9.4
Net deferred tax (liability)/assets at the end of the year	(4.0)	9.4

3 Available-for-sale financial investments

Investments in listed shares
Comprise shares in the following listed company

Aquarius Platinum Limited

	2005	2004
Beginning of the year	171.7	229.7
Exchange differences	38.7	(27.7)
Share price movement	51.3	(30.3)
End of the year	261.7	171.7

During the year, the group maintained its strategic shareholding in Aquarius Platinum Limited, holding 7,141,966 shares (2004: 7,141,966) which amounts to approximately 8.6% (2004: 8.6%) of the issued share capital of that company. The shares are listed on the Australian Stock Exchange and the London Stock Exchange. The fair value of these shares as at the close of business on 30 June 2005 by reference to stock exchange quoted prices and closing exchange rates was R261.7 million (2004: R171.7 million).

Notes to the company financial statements Impala Platinum Holdings Ltd – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

3 Available-for-sale financial investments (continued)

Investment in unlisted shares

	2005	2004
Shares beneficially owned in the undermentioned concern at fair value:		
Silplat (Proprietary) Limited	14.7	14.7
	276.4	186.4

4 Trade and other receivables

	2005	2004
Other receivables	88.8	8.4

5 Cash and cash equivalents

	2005	2004
For the purposes of the cash flow statement, the cash and cash equivalents comprise cash and bank balances.	0.0	0.0

6 Share capital

	2005	2004
Authorised amount	20.0	20.0

The total authorised ordinary share capital comprise 100 million (2004: 100 million) shares with a par value of 20 cents each. All issued shares are fully paid.

	Number of shares issued (million)	Ordinary shares (R million)	Share premium (R million)	Total (R million)
At 30 June 2003	66.594	13.3	604.5	**617.8**
Adjustment for IFRS2			10.9	**10.9**
Restated opening balance 30 June 2003	66.594	13.3	615.4	**628.7**
Issued in terms of the share option scheme	0.027		9.5	**9.5**
Equity compensation plans			21.7	**21.7**
At 30 June 2004	66.621	13.3	646.6	**659.9**
Issued in terms of the share option scheme	0.224	0.1	99.4	**99.5**
Equity compensation plans			22.3	**22.3**
At 30 June 2005	66.845	13.4	768.3	**781.7**

Up to 10% of the unissued shares may be issued by the directors at their discretion until the next annual general meeting.

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

7 Other reserves

Fair value adjustment investments

	2005	2004
Balance 1 July 2003	200.6	393.4
Revaluation – gross (Note 3)	(48.6)	(192.8)
Balance 30 June 2004	152.0	200.6
Revaluation – gross (Note 3)	90.0	(58.0)
Revaluation – tax (Note 2)	(13.4)	9.4
Balance 30 June 2005	228.6	152.0

8 Trade and other payables

	2005	2004
Trade payables	26.1	10.2

9 Other expenses

	2005	2004
Exploration expenditure	(6.4)	(8.9)
Restructuring of investment in associate	(2.1)	–
Provision for write-down of investment in subsidiary	(248.2)	–
Professional fees	(6.2)	(26.0)
Net foreign exchange transaction gains	0.9	–
Other	(7.3)	(8.7)
	(269.3)	(43.6)

10 Other gains

Other gains consist of the following principal categories:

	2005	2004
Interest income	1.8	26.2
Dividends received – investments	0.7	2.8
Dividends received – subsidiaries	1,456.4	1,455.2
	1,458.9	1,484.2

11 Profit before tax

The following items have been charged in arriving at profit before tax:

	2005	2004
Auditors' remuneration		
Fees for audit services	0.5	0.3
Professional fees	6.2	26.0

Notes to the company financial statements Impala Platinum Holdings Ltd – Year ended 30 June 2005

(All amounts in rand millions unless otherwise stated)	Year ended 30 June 2005	2004

12 Income tax expense

Current tax		
Charge for the year	1.3	7.5

The tax of the company's profit differs as follows from the theoretical charge that would arise using the basic tax rate:

	%	%
Normal tax rate for companies	29.0	30.0
Adjusted for:		
Disallowable expenditure	6.6	0.8
Exempt income	(35.5)	(30.3)
Effective tax rate	0.1	0.5

13 Dividends per share

At the Board meeting on 26 August 2005, a final dividend in respect of 2005 of 1,800 cents per share amounting to a total dividend of R1,203.2 million was approved. Secondary Tax on Companies (STC) on the dividend will amount to R150.4 million.

These financial statements do not reflect this dividend and related STC payable. The dividend will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 30 June 2006.

Dividends paid		
Final dividend No. 73 for 2004 of 1,600 (2003: 1,750) cents per share	1,065.8	1,165.4
Interim dividend No. 74 for 2005 of 500 (2004: 500) cents per share	333.4	332.6
	1,399.2	1,498.0

14 Cash generated from operations

Reconciliation of net profit to cash generated from operations:

Profit	1,188.3	1,433.1
Adjustments for:		
Income tax expense (Note 12)	1.3	7.5
Interest income (Note 10)	(1.8)	(26.2)
Dividend income (Note 10)	(0.7)	(2.8)
Changes in working capital:		
Trade and other receivables	(80.4)	34.2
Trade and other payables	15.9	7.1
Cash generated from operations	1,122.6	1,452.9

Annexure A Implats group – Year ended 30 June 2005

Investment in subsidiaries and joint venture

Company and description	Issued share capital	Effective group interest 2005 (%)	2004 (%)	Book value in holding company Shares 2005 (R million)	Shares 2004 (R million)	Loans 2005 (R million)	Loans 2004 (R million)
Impala Holdings Limited Investment holding company	*	100	100			(1,328.3)	(1,322.5)
Impala Platinum Limited Mines, refines and markets PGMs	*	100	100				
Impala Platinum Investments (Pty) Ltd	*	100	100				
Impala Platinum Properties (Rustenburg) (Pty) Ltd	*	100	100				
Impala Platinum Properties (Johannesburg) (Pty) Ltd Own properties	*	100	100				
Barplats Holdings (Pty) Ltd Investment holding company	*	100	100	68.0	68.0	(359.6)	(359.6)
Gazelle Platinum Limited Investment holding company	*	100	100			337.3	324.5
Impala Refining Services Limited Provides toll refining services	*	100	100				
Impala Platinum Japan Limited [1] Marketing representative	¥10m	100	100	1.5	1.5	0.0	(0.2)
Impala Platinum Zimbabwe (Pty) Ltd Investment holding company	*	100	100	72.8	72.8	350.7	350.7
Zimplats Holdings Limited (formerly Zimbabwe Platinum Mines Limited)** [2] Owns mineral rights and mines PGMs	US$10.8m	87	83	899.0	631.9		
Zimbabwe Platinum Mines (Private) Limited (formerly Makwiro Platinum (Pvt) Limited) [4] Owns mineral rights and mines PGMs	US$30.1m	87	88				
Mimosa Investments Limited [3] Investment holding company	US$48.0m	50	50	376.6	376.6		
Mimosa Holdings (Pvt) Ltd [4] Investment holding company	US$28.8m	50	50				
Mimosa Platinum (Pvt) Ltd [4] Owns mineral rights and mines PGMs	US$28.8m	50	50				
Marula Platinum (Pty) Ltd Owns mineral rights and mines PGMs	*	100	100	637.7	885.9	60.3	60.3
Platexco (South Africa) (Pty) Ltd Exploration company	*	100	100				
Sundry and dormant companies	*	100	100	3.7	3.7	0.0	0.0
Total				2,059.3	2,040.4	(939.6)	(946.8)
Total investment at cost						1,119.7	1,093.6

* Share capital less than R50,000
** Listed on the Australian Stock Exchange
1 Incorporated in Japan
2 Incorporated in Guernsey
3 Incorporated in Mauritius
4 Incorporated in Zimbabwe

Shareholder information

Shareholders' diary	
Annual general meeting	Wednesday, 19 October 2005
Final dividend declared August 2005. Paid	26 September 2005
Interim report release	February 2006
Interim dividend declared February 2005. Paid	April 2006
Financial year-end	30 June 2006
Annual report release	August 2006

	Number of shareholders	%	Number of shares (000s)	%
Analysis of shareholdings				
1 – 5,000	16,777	95.7	4,038	6.0
5,001 – 10,000	246	1.4	1,795	2.7
10,001 – 50,000	353	2.0	7,998	12.0
50,001 – 100,000	82	0.5	5,868	8.8
100,001 – 1,000,000	64	0.3	18,823	28.1
Over 1,000,000	15	0.1	28,323	42.4
	17,537	100.0	66,845	100.0

	Number of shareholders	%	Number of shares (000s)	%
Analysis of shareholdings				
Other companies	819	4.7	5,000	7.5
Trust funds and investment companies	3,898	22.2	15,164	22.7
Insurance companies	95	0.5	2,329	3.5
Pension funds	570	3.3	12,824	19.2
Individuals	11,838	67.5	1,736	2.6
Banks	316	1.8	28,561	42.7
Treasury shares	1	–	1,231	1.8
	17,537	100.0	66,845	100.0

Notice to shareholders

The forty-ninth annual general meeting of members will be held in the Boardroom, 3rd Floor, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg on Wednesday, 19 October 2005 at 10:00 for the following purposes:

Annual Financial Statements

1. To receive and consider the financial statements for the year ended 30 June 2005.

Directorate

2. To elect directors in place of those retiring in terms of the articles of association. The following directors are eligible and offer themselves for re-election:

   Messrs DH Brown, LJ Paton, and TV Mokgatlha, and Ms MV Mennell.

   Curriculum vitae of the retiring directors are set of on page 38.

Control of unissued capital

3. To consider, and if deemed fit, to pass with or without modification the undermentioned resolution as an ordinary resolution:

   "That the authorised but unissued shares in the capital of the company be placed at the disposal and under the control of the directors of the company and the directors are hereby authorised and empowered to allot, issue and otherwise dispose thereof to such person or persons and on such terms and conditions at their discretion, subject to a maximum of 10% of the issued share capital subject to Section 221(2) of the Companies Act No. 61 of 1973, as amended (the Companies Act) and the Listing Requirements of the JSE Limited.

SPECIAL BUSINESS

To pass with or without modification the following resolutions as special resolutions:-

4. Share buy-back

Special Resolution No. 1

Resolved that in terms of the company's articles of association, the company's directors be hereby authorised, by way of a general authority, to repurchase issued shares in the company or to permit a subsidiary of the company to purchase shares in the company, as and when deemed appropriate, subject to the following initiatives:

(a) that this authority shall be valid until the company's next annual general meeting provided that it shall not extend beyond fifteen (15) months from the date of this annual general meeting;

(b) that any such repurchase be effected through the order book operated by the JSE trading system and done without any prior understanding or agreement between the company and the counterparty;

(c) that a paid press release giving such details as may be required in terms of JSE Listings Requirements be published when the company or its subsidiaries have repurchased in aggregate 3% of the initial number of shares in issue, as at the time that the general authority was granted, and for each 3% in aggregate of the initial number of shares which are acquired thereafter;

(d) that a general repurchase may not in the aggregate in any one financial year exceed 10% of the number of shares in the company's issued share capital at the time this authority is given, provided that a subsidiary of the company may not hold at any one time more than 10% of the number of issued shares of the company;

Notice to shareholders

4. Share buy-back (continued)

Special Resolution No. 1 (continued)

(e) that no repurchases will be effected during a prohibited period (as defined by the JSE Listings Requirements);

(f) that at any one point in time, the company may only appoint one agent to effect repurchases on the company's behalf;

(g) that the company may only undertake a repurchase of securities if, after such repurchase, the spread requirements of the company comply with JSE Listings Requirements;

(h) that, in determining the price at which shares may be repurchased in terms of this authority, the maximum premium permitted is 10% above the weighted average traded price of the shares as determined over the five (5) days prior to the date of repurchase; and

(i) that such repurchase shall be subject to the Companies Act and the applicable provisions of the JSE Listings Requirements.

The Board of directors, as at the date of this notice, has stated its intention to examine methods of returning capital to shareholders in terms of the general authority granted at the last annual general meeting. The Board believes it to be in the best interest of Implats that shareholders pass a special resolution granting the company and/or its subsidiaries a further general authority to acquire Implats shares. Such general authority will provide Implats and its subsidiaries with the flexibility, subject to the requirements of the Companies Act and the JSE, to purchase shares should it be in the interest of Implats and/or its subsidiaries at any time while the general authority subsists.

Having considered the effect in the event that the maximum allowed repurchase is effected, the directors are of the opinion that:

- the company and the group will be able, in the ordinary course of business to pay their debts for a period of 12 months after the date of the annual general meeting;
- the assets of the company and the group will be in excess of the combined liabilities of the company and the group for a period of 12 months after the date of the notice of the annual general meeting. The assets and liabilities have been recognised and measured for this purpose in accordance with the accounting policies used in the latest audited annual group financial statements;
- any general purchase by the company and/or any of its subsidiaries of the company's ordinary shares in issue shall not in aggregate, in any one financial year, exceed 10% (ten percent) of the company's issued ordinary share capital;
- the company's and the group's ordinary share capital and reserves will, after such payment, be sufficient to meet their needs for a period of 12 months following the date of the annual general meeting; and
- the company and the group will, after such payment have sufficient working capital to meet their needs for a period of 12 months following the date of the annual general meeting.

Reason for and effect of Special Resolution No. 1

The reason for and the effect of the special resolution is to grant the company's directors a general authority, up to and including the date of the following annual general meeting of the company, to approve the company's purchase of shares in itself, or to permit a subsidiary of the company to purchase shares in the company.

For purposes of considering the special resolution and in compliance with rule 11.26 of the JSE Listings Requirements, the information listed below has been included in this annual report:

- Directors and management – refer pages 32 to 33 of this report.
- Major shareholders – refer page 105 of this report.
- Directors' interest in securities – refer page 109 of this report.
- *Share capital of the company – refer page 104 of this report.*
- The directors, whose names are set out on pages 32 and 33 of this report, collectively and individually accept full responsibility for the accuracy of the information contained in this special resolution and certify that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement false or misleading, and that they have made all reasonable queries in this regard.
- Litigation – there are no legal or arbitration proceedings (including any such proceedings that are pending or threatened of which the company is aware) which may have or have had a material effect on the group's financial position in the previous 12 months.

Special Resolution No.2

Resolved as a special resolution, that the company's Articles of Association be and are hereby altered by deleting article 13.2 and substituting the following new article 13.2 in its place:

13.2 "The directors shall elect a Chairman of their meetings for a period in aggregate not exceeding six consecutive years, provided that such period of election shall always be subject to the provisions of articles 13.10, 14.1 and 14.2. Such Chairman shall be an independent non-executive director. The Chairman may continue to serve as Chairman of the Board of Directors for a further period beyond the period of election referred to above if requested to do so by the Board.

Subject to the provisions of articles 13.10, 14.1 and 14.2, any person who has previously served as chairman shall be eligible to serve as a non-executive director of the Board.

If the Chairman is not present at the time appointed for any meeting of the Board of Directors, the directors shall choose one of their number to be the Chairman of such meeting."

The reason for Special Resolution No. 2 is to amend the Articles of Association to regulate the appointment of the Chairman. The effect of Special Resolution No. 2 will be to provide for the appointment of an independent non-executive Chairman of the Board.

By order of the Board

R Mahadevey
Group Secretary

26 August 2005

Registered office

3rd Floor Old Trafford 4
Isle of Houghton
Boundary Road
Houghton 2198

Note

A member entitled to attend and vote is entitled to appoint one or more proxies to attend and speak and vote in his stead. A proxy need not be a member.

Contact details and administration

REGISTERED OFFICE AND SECRETARY

3rd Floor, Old Trafford 4
Isle of Houghton
Boundary Road
Houghton 2198
P.O. Box 61386
Marshalltown
2107
Telephone: +27 (11) 481 3900
Telefax: +27 (11) 484 0254
email: investor@implats.co.za
Registration No: 1957/001979/06
Share codes:
JSE:IMP/IMPO
LSE: IPLA
ADRs: IMPUY
ISIN: ZAE 000003554
Website: http://www.implats.co.za

IMPALA PLATINUM AND IMPALA REFINING SERVICES

Head office

3rd Floor, Old Trafford 4
Isle of Houghton
Boundary Road
Houghton 2198
P.O. Box 61386
Marshalltown
2107
Telephone: +27 (11) 481 3900
Telefax: +27 (11) 484 0254

Impala Platinum (Rustenburg)

P.O. Box 5683
Rustenburg 0300
Telephone: +27 (14) 569 0000
Telefax: +27 (14) 569 6548

Impala Platinum Refineries

P.O. Box 222
Springs 1560
Telephone: +27 (11) 360 3111
Telefax: +27 (11) 360 3680

MARULA PLATINUM

3rd Floor, Old Trafford 4
Isle of Houghton
Boundary Road
Houghton 2198
PO Box 61386
Marshalltown
2107
Telephone: +27 (11) 481 3900
Telefax: +27 (11) 484 0254

ZIMPLATS

Block B
Emerald Park
30 The Chase (West)
Emerald Hill
Harare

PO Box 6380
Harare
Zimbabwe
Telephone: +26 (34) 332 590/3
Fax: +26 (34) 332 496/7
email:info@zimplats.co.zw

IMPALA PLATINUM JAPAN

Uchisaiwaicho Daibiru, Room No. 702
3-3 Uchisaiwaicho
1-Chome, Chiyoda-ku
Tokyo
Japan
Telephone: +81 (3) 3504 0712
Telefax: +81 (3) 3508 9199

Investors queries may be directed to:
investor@implats.co.za

GROUP SECRETARY

Ramun Mahadevey

LONDON SECRETARIES

Project Consultants Limited
Walnut House
Walnut Gardens
Claydon
Banbury
Oxon, OX17 1NA
Telephone: +44 (1295) 69 0180
Telefax: +44 (1295) 69 0182
email: ckennedy@projectconsultants.co.uk

PUBLIC OFFICER

Johan van Deventer

TRANSFER SECRETARIES

South Africa

Computershare Investor Services
2004 (Pty) Limited
70 Marshall Street
Johannesburg 2000
P.O. Box 61051
Marshalltown 2107
Telephone: +27 (11) 370 5000

United Kingdom

Computershare Investor Services plc
The Pavilions
Bridgewater Road
Bristol
BS13 8AE

AUDITORS

PricewaterhouseCoopers Inc
2 Eglin Road
Sunninghill
Johannesburg
2157

IMPLATS
Distinctly Platinum

(Registration number: 1957/001979/06)
(Share code:IMP) (ISIN:ZAE000003554)
("Implats" or "the Company")

Form of proxy

FOR USE BY:

- CERTIFICATED REGISTERED MEMBERS
- DEMATERIALISED "OWN NAME" REGISTERED HOLDERS
- CREST REGISTERED HOLDERS

This form of proxy is not for use by members who have already dematerialised their Implats shares through a CSDP other than "own name" dematerialised shareholders.

For use at the annual general meeting of the company to be held on Wednesday, 19 October 2005 at 10:00 (the annual general meeting)

I/We ______________________________

of ______________________________

appoint (See Note 1):

1. ______________________________ or, failing him,

2. ______________________________ or, failing him,

3. the chairman of the annual general meeting.

As my/our proxy to act for me/us at the annual general meeting of the company which will be held in the 3rd Floor Boardroom, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg at 10:00 on Wednesday, 19 October 2005, and at each adjournment or postponement thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the shares in the issued capital of the company registered in my/our name(s) (see Note 2).

	Number of ordinary shares		
Ordinary Resolutions	**For**	**Against**	**Abstain**
1. Re-election of directors			
DH Brown			
MV Mennell			
TV Mokgatlha			
LJ Paton			
2. Authority to place the unissued shares under the control of the directors			
Special Resolutions			
3. Authority to repurchase shares			
4. Amendment of Articles of Association			

Insert in the relevant space above the number of shares held.

Signed at ______________________________ on ______________________________ 2005

Signature ______________________________

Assisted by (where applicable) ______________________________

Each ordinary shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of the company) to attend, speak and vote in place of that shareholder at the annual general meeting.

Form of proxy

NOTES

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space provided, with or without deleting "the chairman of the annual general meeting". Any such deletion must be initialled by the shareholder. The person present at the meeting whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.

2. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the shareholder or his proxy.

3. Any alteration or correction to this form must be initialled by the signatory/ies.

4. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form unless previously recorded by the transfer secretaries of the company or waived by the chairman of the annual general meeting.

5. The completion and lodging of this form will not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so.

6. Forms of proxy must be lodged with or posted to the company's transfer secretaries to be received not later than 24 hours (excluding Saturdays, Sundays and public holidays) before the time of the meeting.

7. This form of proxy expires after the conclusion of the meeting stated herein except at an adjournment of that meeting or at a poll demanded at such meeting.

Transfer secretaries

Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg
2001
(PO Box 61051
Marshalltown
2107)

London transfer secretaries

Computershare Investor Services plc
The Pavilions
Bridgewater Road
Bristol
BS13 8AE

IMPLATS
Distinctly Platinum

(Registration number: 1957/001979/06)
(Share code:IMP) (ISIN:ZAE000003554)
("Implats" or "the Company")

Voting instruction form

ONLY FOR USE BY MEMBERS WHO HAVE DEMATERIALISED THEIR IMPLATS SHARES OTHER THAN "OWN NAME" DEMATERIALISED SHAREHOLDERS.

For use in respect of the general meeting of the company to be held at 10:00 on Wednesday, 19 October 2005 (the "annual general meeting") to advise their CSDP or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such members wish to attend the annual general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

I/We ______________________________

of ______________________________

being a member(s) or beneficial shareholder(s) of the company who has/have dematerialised my/our shares in Implats do hereby indicate in the spaces below to my/our CSDP/broker my/our voting instruction on the resolutions to be proposed at the annual general meeting of the company which will be held in the 3rd Floor Boardroom, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg at 10:00 on Wednesday, 19 October 2005, and each adjournment or postponement thereof.

P179

	Number of ordinary shares		
Ordinary Resolutions	**For**	**Against**	**Abstain**
1. Re-election of directors			
DH Brown			
MV Mennell			
TV Mokgatlha			
LJ Paton			
2. Authority to place the unissued shares under the control of the directors			
Special Resolutions			
3. Authority to repurchase shares			
4. Amendment of Articles of Association			

Insert in the relevant space above the number of shares held.

Signed at ______________________________ on ______________________________ 2005

Signature ______________________________

Assisted by (where applicable) ______________________________

Voting instruction form

NOTES

1. *Please indicate in the appropriate spaces overleaf the number of votes to be cast. Each share carries the right to one vote.*

2. All the votes need not to be exercised neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.

3. Any alteration or correction made to this voting instruction form must be signed in full by the signatory/ies.

4. When there are joint owners of shares, all joint owners must sign this voting instruction form.

5. Completed voting instruction forms should be forwarded to the CDSP or broker through whom the Implats shares have been dematerialised. Members should contact their CDSP or broker with regard to the cut-off time for lodging of voting instruction forms.

6. *This voting instruction form is only for use by members with dematerialised shareholdings via STRATE. Registered members and those with shares held in CREST should use the form of proxy (white) attached.*

THIS FORM IS TO BE LODGED WITH YOUR CSDP/BROKER

Corporate responsibility report 2005 Implats group – Year ended 30 June 2005

In the interest of improving disclosure and providing a fuller account of the group's non-financial activities, Implats has published its Corporate Responsibility Report 2005. This report will be available in a printed version as well as on the company's website, in an interactive HTML format or as a downloadable pdf.

Shareholders and other stakeholders who wish to receive a printed copy of this report may request this by calling or emailing Alan Snashall on +27 11 481 3900 or alan.snashall@implats.co.za. Alternatively fax the following form to +27 11 484 0254.

Name: ____________________

Company: ____________________

Designation: ____________________

Tel: ____________________

Fax: ____________________

Email: ____________________

Postal address: ____________________

Interest in the company: ____________________

addendum to notice to shareholders

In respect of the forty-ninth annual general meeting of members to be held in the Boardroom, 3rd Floor, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg on Wednesday 19 October 2005 at 10:00.

At the abovementioned meeting it is proposed that the following additional item be considered:

5. The remuneration of the directors.

Directors' Fees

In terms of the Articles of Association, the fees for services as directors are determined by the company in general meeting. Directors' fees for services as a director are currently R150 000 per annum per director with an amount of R700 000 for the Chairman (which includes attendance at all board committee meetings). Directors serving on board committees are paid as set out below.

In order to ensure that directors' fees keep pace with inflation and in line with increases granted elsewhere in the organization, it is proposed that directors' fees are increased by 5% in each instance :

	1 July 2004		1 July 2005	
	Member	Chairman	Member	Chairman
Board member	150 000	*700 000	157 500	*735 000
Audit Committee	75 000	180 000	78 750	189 000
HSE Committee	60 000	135 000	63 000	141 750
Nomination Committee	60 000	135 000	63 000	141 750
Remuneration Committee	60 000	135 000	63 000	141 750

**includes attendance at all board committee meetings*

These fees have been waived by the executive directors.

By order of the Board

R Mahadevey
Group Secretary

Registered office

3rd Floor Old Trafford 4
Isle of Houghton
Boundary Road
Houghton 2198

26 August 2005

Note

A member entitled to attend and vote is entitled to appoint one or more proxies to attend and speak and vote in his stead. A proxy need not be a member.

1

IMPLATS Distinctly Platinum

(Registration number: 1957/001979/06)
(Share code:IMP) (ISIN:ZAE000003554)
("Implats" or "the Company")

Voting instruction form

ONLY FOR USE BY MEMBERS WHO HAVE DEMATERIALISED THEIR IMPLATS SHARES OTHER THAN "OWN NAME" DEMATERIALISED SHAREHOLDERS

For use in respect of the general meeting of the Company to be held at 10:00 on Wednesday, 19 October 2005 (the "annual general meeting") to advise their CSDP or broker of their voting instructions on the proposed resolution in the spaces provided below. However, should such members wish to attend the annual general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

I/We ______________________________

of ______________________________

Being a member(s) or beneficial shareholder(s) of the Company who has/have dematerialised my/our shares in Implats do hereby indicate in the spaces below to my/our CSDP/broker my/our voting instruction on the resolution to be proposed at the annual general meeting of the Company which will be held in the 3rd Floor Boardroom, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg at 10:00 on Wednesday, 19 October 2005, and each adjournment or postponement thereof.

	Number of ordinary shares		
	For	Against	Abstain
Ordinary Resolution			
5.Remuneration of Directors			

Signed at ______________________________ on ______________________________ 2005

Signature ______________________________

Assisted by (where applicable) ______________________________

Each ordinary shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of the company) to attend, speak and vote in place of that shareholder at the annual general meeting.

Voting instruction form

NOTES

1. Please indicate in the appropriate spaces above the number of votes to be cast. Each share carries the right to one vote.
2. All the votes need not to be exercised neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this voting instruction form must be signed in full by the signatory/ies.
4. When there are joint owners of shares, all joint owners must sign this voting instruction form.
5. Completed voting instruction forms should be forwarded to the CDSP or broker through whom the Implats shares have been dematerialised. Members should contact their CDSP or broker with regard to the cut-off time for lodging of voting instruction forms.
6. This voting instruction form is only for use by members with dematerialised shareholdings via STRATE. Registered members of those with shares held in CREST should use the form of proxy (white) attached.

THIS FORM IS TO BE LODGED WITH YOUR CSDP / BROKER

(Registration number: 1957/001979/06)
(Share code:IMP) (ISIN:ZAE000003554)
("Implats" or "the Company")

Form of proxy

FOR USE BY:
- CERTIFICATED REGISTERED MEMBERS
- DEMATERIALISED "OWN NAME" REGISTERED HOLDERS
- CREST REGISTERED HOLDERS

This form of proxy is not for use by members who have already dematerialized their Implats shares through a CSDP other than "own name" dematerialized shareholders.

For use at the annual general meeting of the company to be held on Wednesday, 19 October 2005 at 10:00 (the annual general meeting).

I/We ____________________

of ____________________

Appoint (See Note 1):

1. ____________________ or, failing him,

2. ____________________ or, failing him,

3. the chairman of the annual general meeting

As my/our proxy to act for me/us at the annual general meeting of the company which will be held in the 3rd Floor Boardroom, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg at 10:00 on Wednesday, 19 October 2005, and at each adjournment or postponement thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the shares in the issued capital of the company registered in my/our name/s (see Note 2).

	Number of ordinary shares		
	For	Against	Abstain
Ordinary Resolution			
5. Remuneration of Directors			

Insert in the relevant space above the number of shares held.

Signed at ____________________ on ____________________ 2005

Signature ____________________

Assisted by (where applicable) ____________________

Each ordinary shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of the company) to attend, speak and vote in place of that shareholder at the annual general meeting.

Form of proxy

NOTES

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space provided, with or without deleting "the chairman of the annual general meeting". Any such deletion must be initialed by the shareholder. The person present at the meeting whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.

2. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the shareholder or his proxy.

3. Any alteration or correction to this form must be initialed by the signatory/ies.

4. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form unless previously recorded by the transfer secretaries of the company or waived by the chairman of the annual general meeting.

5. The completion and lodging of this form will not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so.

6. Forms of proxy must be lodged with or posted to the company's transfer secretaries to be received not later than 24 hours (excluding Saturdays, Sundays and public holidays) before the time of the meeting.

7. This form of proxy expires after the conclusion of the meeting stated herein except at an adjournment of that meeting or at a poll demanded or such meeting.

Transfer secretaries

Computershare Investor Services 2004 (Pty) Limited

70 Marshall Street

Johannesburg

2001

(PO Box 61051

Marshalltown

2107)

London transfer secretaries

Computershare Investor Services plc

The Pavilions

Bridgewater Road

Bristol

BS13 8AE

Disclaimer

This annual report may contain certain forward-looking statements concerning Implats' operations, economic performance and financial condition, and plans and expectations. These statements, including without limitation, those concerning the economic outlook for the platinum group metals (PGM) industry and market, expectations of PGM prices, production, the start and completion of certain exploration and production projects, may contain forward-looking views. Such views involve both known and unknown risks, assumptions, uncertainties and other important factors that could materially influence the actual performance of the company. No assurance can be given that these will prove to be correct and no representation or warranty express or implied is given as to the accuracy or completeness of such views or as to any of the other information on this presentation. Implats' future results may differ materially from past or current results, and actual results may differ materially from those projected in the forward-looking statements.

IMPLATS
Distinctly Platinum



www.implats.co.za

Impala Platinum Holdings Limited
Reg no. 1957/001979/06
ISIN code: ZAE000003554